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Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIANA SHIPPING INC.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
Diana Shipping Inc. Pendelis 16 175 64 Palaio Faliro Athens, Greece (30) 210 947-0100 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)
Copies to:
Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)		Gary L. Sellers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (telephone number) (212) 455-2502 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock par value $.01 including preferred stock purchase rights (3)	14,231,250	$17.00	$241,931,250	$28,475.31

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2)
Includes Common Stock, if any, that may be sold pursuant to the underwriters' over-allotment option.

(3)
Rights initially will trade together with the Common Stock. The value attributable to the rights, if any, will be reflected in the market price of the Common Stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 1, 2005

Prospectus

12,375,000 Shares

Diana Shipping Inc.

Common Stock

        This is the initial public offering of Diana Shipping Inc. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $15.00 and $17.00 per share. The shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol "DSX", subject to official notice of issuance.

See the section of this prospectus entitled "Risk Factors" beginning on page 10 to read about the risks you should consider before buying shares of our common stock.

Each share of our common stock includes one right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, To Us	$	$

        The underwriters have a 30-day option to purchase up to 1,856,250 additional shares from a selling stockholder to cover any over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholder if the underwriters' over-allotment option is exercised.

Delivery of shares will be made on or about March     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.	UBS Investment Bank
Fortis Securities LLC

The date of this prospectus is                     , 2005

        We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

ENFORCEABILITY OF CIVIL LIABILITIES

        Diana Shipping Inc. is a Marshall Islands company and our principal executive offices are located outside the United States in Athens, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

DRY BULK SHIPPING INDUSTRY DATA

        The discussions contained under the sections of this prospectus entitled "Business" and "The International Dry Bulk Shipping Industry" have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international dry bulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

        The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

i

NOTICE TO RESIDENTS OF ITALY

        THIS PROSPECTUS HAS NOT BEEN SUBMITTED TO THE CLEARANCE PROCEDURES OF COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA, OR CONSOB, AND HAS NOT BEEN AND WILL NOT BE SUBJECT TO THE FORMAL REVIEW OR CLEARANCE PROCEDURES OF CONSOB AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFERING OF COMMON STOCK IN THE REPUBLIC OF ITALY, OR ITALY, OTHER THAN TO "PROFESSIONAL INVESTORS" (AS DEFINED IN ACCORDANCE WITH APPLICABLE ITALIAN SECURITIES LAWS AND REGULATIONS). ANY OFFER OF COMMON STOCK IN ITALY IN RELATION TO THE OFFERING IS BEING MADE ONLY TO PROFESSIONAL INVESTORS, PURSUANT TO ARTICLE 30, PARAGRAPH 2 AND ARTICLE 100 A) OF LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998, AS AMENDED OR DECREE NO. 58, AND AS DEFINED IN ARTICLES 25 AND 31, PARAGRAPH 2 OF CONSOB REGULATION NO. 11522 OF 1 JULY 1998, AS AMENDED, AND EXCLUDING INDIVIDUALS AS DEFINED PURSUANT TO THE AFOREMENTIONED ARTICLE 31, PARAGRAPH 2, WHO MEET THE REQUIREMENTS IN ORDER TO EXERCISE ADMINISTRATIVE, MANAGERIAL OR SUPERVISORY FUNCTIONS AT A REGISTERED SECURITIES DEALING FIRM (A SOCIETÀ DI INTERMEDIAZIONE MOBILIARE, OR SIM), MANAGEMENT COMPANIES AUTHORISED TO MANAGE INDIVIDUAL PORTFOLIOS ON BEHALF OF THIRD PARTIES (SOCIETÀ DI GESTIONE DEL RISPARMIO, OR SGR) AND FIDUCIARY COMPANIES (SOCIETÀ FIDUCIARIE) MANAGING PORTFOLIO INVESTMENTS REGULATED BY ARTICLE 60, PARAGRAPH 4 OF LEGISLATIVE DECREE NO. 415 OF 23 JULY 1996 AND OTHERWISE IN ACCORDANCE WITH APPLICABLE ITALIAN LAWS AND REGULATIONS PROVIDED THEREIN. UNDER NO CIRCUMSTANCES SHOULD THIS PROSPECTUS BE CIRCULATED AMONG, OR BE DISTRIBUTED IN ITALY TO ANY MEMBER OF THE GENERAL PUBLIC IN ITALY OR TO INDIVIDUALS OR ENTITIES FALLING OUTSIDE THE CATEGORIES OF PROFESSIONAL INVESTORS. ANY SUCH OFFER OR ISSUE OR ANY DISTRIBUTION OF THIS PROSPECTUS WITHIN ITALY AND/OR THE RENDERING OF ADVICE OF ANY NATURE WHATSOEVER IN CONNECTION WITH THE OFFERING MUST BE CONDUCTED EITHER BY BANKS, INVESTMENT FIRMS (AS DEFINED IN DECREE NO. 58) AND FINANCIAL COMPANIES ENROLLED IN THE SPECIAL REGISTER PROVIDED FOR BY ARTICLE 107 OF LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER 1993, AS AMENDED, TO THE EXTENT DULY AUTHORISED TO ENGAGE IN THE PLACEMENT AND/OR UNDERWRITING OF FINANCIAL INSTRUMENTS IN ITALY IN ACCORDANCE WITH THE RELEVANT PROVISIONS OF DECREE NO. 58.

ii

PROSPECTUS SUMMARY

        This section summarizes some of the information and consolidated financial statements that appear later in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later. In this prospectus, references to "Diana Shipping Inc.", "we", "us", "our company" and "our" refer to Diana Shipping Inc., formerly Diana Shipping Investment Corp., and its subsidiaries. References to our "operating fleet" refer to the seven Panamax dry bulk carriers that we owned and operated as of September 30, 2004. References to our "combined fleet" refer to the vessels in our operating fleet, a new Panamax dry bulk carrier and a secondhand Capesize dry bulk carrier that were delivered to us in February 2005 and an additional Panamax dry bulk carrier that we expect to have delivered to us in April 2005, and references to our "fleet" are to our operating fleet or our combined fleet, as the context requires. References to our "fleet manager" are to Diana Shipping Services S.A., an affiliated entity that manages our fleet, or to Diana Shipping Agencies S.A., an affiliated entity that managed our fleet prior to November 12, 2004, as the context requires.

Our Company

        We are Diana Shipping Inc., a Marshall Islands company that owns and operates dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. Our operating fleet consists of seven modern Panamax dry bulk carriers that, as of September 30, 2004, had a combined carrying capacity of more than 525,000 dwt and a weighted average age of 3.1 years. During 2003 and the nine month period ended September 30, 2004, we had a fleet utilization of 99.6% and 99.8%, respectively, our vessels achieved daily time charter equivalent rates of $12,812 and $25,269, respectively, and we generated revenues of $25.3 million and $45.4 million, respectively. During 2001, 2002 and 2003 and the nine months ended September 30, 2004, we recorded net income (loss) of ($0.4) million, $0.1 million, $9.5 million and $28.5 million, respectively. During those periods, we recognized non-cash expenses of $1.4 million, $1.4 million, $1.5 million and $1.1 million, respectively, relating to executive management services and office space that our fleet manager provided to us at no cost. Please see Note 13 to our audited consolidated financial statements.

        We intend to expand our presence in the dry bulk shipping industry. In furtherance of this objective, we entered into newbuilding contracts with a Chinese shipyard for the construction of two additional Panamax dry bulk carriers that have a carrying capacity of 73,691 dwt and 73,700 dwt, respectively, and a purchase agreement with Louis Dreyfus Armateurs S.A.S. to purchase a secondhand Capesize dry bulk carrier with a carrying capacity of 169,883 dwt. The first new Panamax dry bulk carrier and the secondhand Capesize dry bulk carrier were delivered to us in February 2005. We expect that the second new Panamax dry bulk carrier will be delivered to us in April 2005. Upon the delivery of our second new Panamax dry bulk carrier, as of April 15, 2005, our combined fleet will consist of nine Panamax dry bulk carriers and one Capesize dry bulk carrier that will have a combined carrying capacity of 842,287 dwt and a weighted average age of 3.5 years. We believe that the addition of these vessels to our fleet will be accretive to our earnings and dividends per share.

        The following table presents certain information concerning the dry bulk carriers in our combined fleet.

Vessel	Operating Status	Dwt	Age (1)	Sister Ship (2)
Nirefs	Delivered Jan. 2001	75,311	4.2 years	A
Alcyon	Delivered Feb. 2001	75,247	4.2 years	A
Triton	Delivered March 2001	75,336	4.1 years	A
Oceanis	Delivered May 2001	75,211	3.9 years	A
Dione	Acquired May 2003	75,172	4.3 years	A
Danae	Acquired July 2003	75,106	4.3 years	A
Protefs	Delivered Aug. 2004	73,630	0.6 years	B
Calipso	Delivered Feb. 2005	73,691	0.2 years	B
Pantelis SP	Delivered Feb. 2005	169,883	6.1 years	—
Clio	Delivery expected April 2005	73,700	0 years	B

(1)
As of April 15, 2005.
(2)
Each dry bulk carrier is a sister ship of each other bulk carrier that has the same letter.

        We charter our dry bulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. We also pay (through our fleet manager) commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

        We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, adjust the charter hire periods for our vessels according to prevailing market conditions. Historically, we have employed our vessels on primarily short-term time charters that have ranged in duration from three to twelve months, which we believe have provided us with flexibility in responding to market developments and have assisted us in enhancing the amount of charter hire that we are paid. As contemplated by our business strategy, however, we recently entered into time charters in excess of two and one-half years for two of the vessels in our combined fleet. We may in the future extend the charter periods for additional vessels in our fleet to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. Given the size of our fleet, we believe that adding one or more additional long-term time charters to our charter portfolio will reduce our potential exposure to the adverse effects of any market downturn without significantly affecting our ability to take advantage of short-term market opportunities.

Our Fleet Manager

        The strategic, commercial and technical management of our fleet historically has been provided by an affiliated company. Diana Shipping Agencies S.A., or DSA, provided us with these management services from our founding in 1999 through November 12, 2004, at which time responsibility for the commercial and technical management of our fleet was transferred to Diana Shipping Services S.A., to which we refer as DSS or our fleet manager, and the strategic management of our fleet was assumed by us. DSA and DSS are each majority owned and controlled by Mr. Simeon Palios, our Chairman and Chief Executive Officer. The stockholders of DSA and DSS also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors.

        We have entered into an agreement with the stockholders of DSS pursuant to which the DSS stockholders may sell all, but not less than all, of their outstanding shares of DSS to us during the 12 month period following the consummation of this offering for $20.0 million in cash. Under the terms of the agreement, if the DSS stockholders do not sell their outstanding shares to us prior to the one year anniversary of this offering, we may purchase the DSS shares from them for the same consideration at any time prior to the second anniversary of this offering. We expect the DSS stockholders to sell their outstanding shares of DSS to us during the 12 months following the offering and intend to exercise our option if they do not do so. We intend to finance our expected acquisition of our fleet manager with borrowings under our new credit facility and to refinance the acquisition related debt with the net proceeds of future equity issuances. Upon our acquisition of DSS, DSS will become our wholly-owned subsidiary and we will conduct the strategic, commercial and technical management of our fleet in-house.

Our Competitive Strengths

        We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

  •
  We own a modern, high quality fleet of dry bulk carriers. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

  •
  Our fleet includes two groups of sister ships. We believe that maintaining a fleet which includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series, and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

  •
  We have an experienced management team. Our management team consists of experienced executives who have on average more than 20 years of operating experience in the shipping industry and have demonstrated ability in managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has 38 years of experience in the shipping industry.

  •
  We benefit from strong relationships with members of the shipping and financial industries. We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.

  •
  We have a strong balance sheet and will not have any indebtedness outstanding immediately after the completion of the offering. We expect that the repayment of all of our outstanding indebtedness with a portion of the net proceeds of this offering will further strengthen our balance sheet, increase the amount of funds that we may draw under our credit facility in connection with future acquisitions and enable us to use cash flow that would otherwise have been dedicated to servicing debt for other purposes, including funding operations and making dividend payments.

Our Business Strategy

        Our main objective is to manage and expand our fleet in a manner that enables us to pay attractive dividends to our stockholders. To accomplish this objective, we intend to:

  •
  Continue to operate a high quality fleet. We intend to limit our acquisition of ships to vessels that meet rigorous industry standards and that are capable of meeting charterer certification requirements. We intend to preserve the quality of our fleet through regular inspections of our vessels and a comprehensive maintenance program.

  •
  Strategically expand the size of our fleet. We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to earnings and dividends per share. We expect to focus our dry bulk carrier acquisitions primarily on Panamax and Capesize dry bulk carriers. We intend to continue to monitor developments in market conditions regularly, and may acquire other vessels when those acquisitions would, in our view, present favorable investment opportunities.

  •
  Pursue an appropriate balance of short-term and long-term time charters. We historically have chartered our vessels to customers primarily pursuant to short-term time charters, which we believe have generally increased our flexibility in responding to market developments and assisted us in enhancing the amount of charter hire rates that we are paid. We recently entered into time charters in excess of two and one-half years for two of the vessels in our combined fleet and may in the future extend the charter periods for additional vessels to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters.

  •
  Maintain a strong balance sheet with low leverage. In the future, we expect to draw funds under our new credit facility to fund vessel acquisitions and to finance our acquisition of our fleet manager. We intend to repay our acquisition related debt from time to time with the net proceeds of equity issuances. We intend to limit the amount of indebtedness that we have outstanding at any time to relatively conservative levels.

  •
  Maintain low cost, highly efficient operations. We intend to actively monitor and control vessel operating expenses without compromising the quality of our vessel management by utilizing regular inspection and maintenance programs, employing and retaining qualified crew members and taking advantage of the economies of scale that result from operating sister ships.

  •
  Capitalize on our established reputation. We intend to capitalize on our reputation for maintaining high standards of performance, reliability and safety in establishing and maintaining relationships with major international charterers who consider the reputation of a vessel owner and operator when entering into time charters and with shipyards and financial institutions who consider reputation to be an indicator of creditworthiness.

Dividend Policy

        Our policy is to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of our new credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. We expect to declare our first quarterly distribution in May 2005.

        In times when we have debt outstanding, we intend to limit our dividends per share to the amount that we would have been able to pay if we were financed entirely with equity as described in the section of this prospectus entitled "Dividend Policy". Our board of directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

        We believe that the addition of the first of our two new Panamax dry bulk carriers and our secondhand Capesize dry bulk carrier to our fleet in February 2005 and the expected addition of our second new Panamax dry bulk carrier in April 2005, combined with this equity offering, will enable us to pay a higher dividend per share than we would have been able to pay without revenues from these additional vessels, this offering and the application of the net proceeds therefrom to repay our outstanding debt and to fund the purchase of our second new Panamax dry bulk carrier. Assuming that we had (i) completed this offering on January 1, 2003 at an assumed initial public offering price of $16.00 per share (representing the midpoint of the price range shown on the cover of this prospectus) and applied the net proceeds therefrom as described in this prospectus, (ii) employed the nine Panamax dry bulk carriers in our combined fleet at the fleet utilization rates and time charter equivalent rates and with average daily operating expenses that were actually achieved by us during the period and (iii) employed the Capesize dry bulk carrier in our combined fleet at the fleet utilization rates that were actually achieved by us during the period and at time charter equivalent rates that were equal to average time charter equivalent rates for one-year time charters of comparable vessels during the period and with typical daily vessel operating expenses, we estimate that under our dividend policy we would have been able to pay an aggregate dividend of approximately $0.76 per share during 2003, approximately $0.48 per share during the first nine months of 2003 and approximately $1.46 per share during the first nine months of 2004. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Dividend Payments" for information relating to our historical dividend payments.

        We believe that under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the sections of this prospectus entitled "Dividend Policy" and "Tax Considerations" for additional information regarding dividend payments generally.

Corporate Structure

        Diana Shipping Inc. is a holding company incorporated under the laws of the Marshall Islands. We maintain our principal executive offices at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 (210) 947-0100.

The Offering

Common stock offered by us	12,375,000 shares
Common stock to be outstanding immediately after this offering	40,000,000 shares
Underwriters' over-allotment option	1,856,250 shares
Use of proceeds
We estimate that we will receive net proceeds of approximately $182.1 million from the issuance of new shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. We expect to use approximately $15.0 million of the net proceeds of this offering to fund the final installment due on the Panamax dry bulk carrier that we expect to have delivered to us in April 2005, approximately $166.4 million to repay all of our outstanding indebtedness and approximately $0.7 million for general corporate purposes. We intend to apply any amounts not used for such purposes for working capital and general corporate purposes. See the section of this prospectus entitled "Use of Proceeds."
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder if the underwriters' over-allotment option is exercised.
New York Stock Exchange listing	Shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol "DSX", subject to official notice of issuance.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 10.

Summary Consolidated Financial and Other Data

        The following table sets forth our summary consolidated financial and other operating data. The summary consolidated financial data in the table for the three years ended December 31, 2003 are derived from our audited consolidated financial statements. The summary consolidated financial data for the nine months ended September 30, 2003 and 2004 are derived from our unaudited interim consolidated financial statements. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

	As of and for the Year Ended December 31,			As of and for the Nine Months Ended September 30, (unaudited)
	2001	2002	2003	2003	2004
	(in thousands of U.S. dollars, except for share and per share data)
Income Statement Data:
Voyage and time charter revenues	11,359	11,942	25,277	16,528	45,387
Voyage expenses	1,494	946	1,549	954	3,087
Vessel operating expenses	3,432	3,811	6,267	4,036	6,767
Depreciation	2,347	3,004	3,978	2,777	3,666
Management fees	456	576	728	512	660
Executive management services and rent	1,363	1,404	1,470	1,103	1,146
General and administrative expenses	70	140	123	60	211

Operating income	2,197	2,061	11,162	7,086	29,850

Interest and finance cost	(2,690)	(2,001)	(1,680)	(1,006)	(1,408)
Foreign currency gains (losses)	17	(5)	(20)	(10)	(2)
Interest income	84	21	27	20	73

Net income (loss)	(392)	76	9,489	6,090	28,513

Basic earnings (loss) per share	(0.11)	0.02	0.37	0.25	1.03

Weighted average basic shares outstanding	3,683,333	4,297,161	25,340,596	24,579,068	27,625,000

Diluted earnings (loss) per share	(0.11)	0.00	0.37	0.25	1.03

Weighted average diluted shares outstanding	3,683,333	18,416,667	25,340,596	24,579,068	27,625,000

	As of and for the Year Ended December 31,			As of and for the Nine Months Ended September 30, (unaudited)
	2001	2002	2003	2003	2004
	(in thousands of U.S. dollars, except for fleet data and average daily results)
Other Financial Data:
Cash and cash equivalents	1,310	1,867	7,441	—	8,661
Total assets	83,903	80,291	135,122	—	158,160
Long-term debt (including current portion)	58,051	54,154	83,256	—	93,469
Total stockholders' equity	23,118	23,482	48,441	—	61,100
Net cash flow provided by operating activities	5,131	5,451	15,218	8,864	33,060
Net cash flow (used in) investing activities	(53,011)	—	(52,723)	(49,470)	(25,739)
Net cash flow provided by (used in) financing activities	47,993	(4,894)	43,079	44,469	(6,101)
Fleet & Other Data: (1)
Average number of vessels (2)	3.2	4.0	5.1	4.8	6.1
Number of vessels at end of period	4.0	4.0	6.0	6.0	7.0
Weighted average age of fleet (in years)	0.8	1.8	2.9	2.3	3.3
Fleet utilization (3)	98.9%	99.9%	99.6%	99.5%	99.8%
Time charter equivalent (TCE) rate (4)	8,661	7,532	12,812	11,980	25,269

(1)
The fleet and other data presented above does not give effect to the sale of the Amfitrite, which, as of September 30, 2004, was a newbuilding Panamax dry bulk carrier under construction for us. In October 2004, prior to the delivery of the Amfitrite to us, we entered into a memorandum of agreement to sell the vessel to an unaffiliated third party on its delivery to us for a total purchase price of $42.0 million. We elected to sell the Amfitrite rather than include it in our fleet in order to take advantage of strong market conditions and to sell the vessel at a favorable price. In November 2004, we took delivery of the Amfitrite from the shipyard and thereupon delivered the vessel to the buyer. Because we did not operate the Amfitrite prior to the sale, and because we took possession of the vessel only for the purpose of redelivering it to the buyer, we do not consider the vessel to have been part of our fleet and have not presented the vessel in this prospectus as constituting part of our business. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Sale of the Amfitrite".

(2)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)
We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances, and are used to measure the aggregate number of days in a period during which the vessels actually generate revenues. Available days are the number of our ownership days, which are the aggregate number of days in a period during which each vessel in our fleet has been owned by us, less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels, and are used to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2001	2002	2003	2003	2004
	(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)
Voyage and time charter revenues	11,359	11,942	25,277	16,528	45,387
Less: voyage expenses	(1,494)	(946)	(1,549)	(954)	(3,087)

Time charter equivalent revenues	9,865	10,996	23,728	15,574	42,300

Available days	1,139	1,460	1,852	1,300	1,674
Time charter equivalent (TCE) rate	8,661	7,532	12,812	11,980	25,269

RISK FACTORS

        You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock and cause you to lose all or part of your investment.

Industry Specific Risk Factors

Charter hire rates for dry bulk carriers are at historically high levels and may decrease in the future, which may adversely affect our earnings

        The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers are currently at historically high levels. Because we generally charter our vessels pursuant to short-term time charters, we are exposed to changes in spot market rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our stockholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

        Factors that influence demand for vessel capacity include:

  •
  demand for and production of dry bulk products;

  •
  global and regional economic conditions;

  •
  the distance dry bulk is to be moved by sea; and

  •
  changes in seaborne and other transportation patterns.

        The factors that influence the supply of vessel capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels;

  •
  vessel casualties; and

  •
  the number of vessels that are out of service.

        We anticipate that the future demand for our dry bulk carriers will be dependent upon continued economic growth in the world's economies, including China, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The market values of our vessels, which are at historically high levels, may decrease, which could limit the amount of funds that we can borrow under our new credit facility

        The fair market values of our vessels have generally experienced high volatility and market prices for secondhand Panamax and Capesize dry bulk carriers are currently at historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our new credit facility and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all. Please see the section of this prospectus entitled "The International Dry Bulk Shipping Industry" for information concerning historical prices of dry bulk carriers.

The market values of our vessels, which are at historically high levels, may decrease, which could cause us to breach covenants in our new credit facility and adversely affect our operating results

        If the market values of our vessels, which are at historically high levels, decrease, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our new credit facility. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

World events could affect our results of operations and financial condition

        Terrorist attacks such as the attacks on the United States on September 11, 2001 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

        We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter to quarter. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

        The operation of our vessels is affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this prospectus, each of our vessels is ISM code-certified.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

        A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

Company Specific Risk Factors

We are dependent on short-term time charters in a volatile shipping industry and a decline in charter hire rates would affect our results of operations and ability to pay dividends

        We charter our vessels primarily pursuant to short-term time charters, although we recently entered into time charters in excess of two and one-half years time charters for two of the vessels in our combined fleet and we may in the future employ additional vessels on longer term time charters. Although dependence on short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While our focus on the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. While current dry bulk carrier charter rates are high, the market is volatile, and in the past short-term time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

We cannot assure you that our board of directors will declare dividends

        Our policy is to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of our new credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international dry bulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

        We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of the prospectus. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

        Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. As of November 30, 2004, as adjusted for dividends paid or to be paid to our current stockholders, changes in our outstanding indebtedness prior to the offering and our issuance and sale of 12,375,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (representing the midpoint of the price range shown on the cover of this prospectus) and the use of a portion of the net proceeds therefrom to repay all of our debt outstanding immediately prior to the closing of this offering, we had surplus (retained earnings and the excess of consideration received for shares above the par value of shares) of $20.9 million available for the payment of dividends, although this amount will not be paid to our new stockholders. Please see the section of this prospectus entitled "Capitalization." We may not have sufficient surplus in the future to pay dividends. We can give no assurance that dividends will be paid in the amounts anticipated in this prospectus or at all.

We may have difficulty managing our planned growth properly

        The delivery of the first of our two new Panamax dry bulk carriers and the acquisition of one secondhand Capesize dry bulk carrier in February 2005 has resulted in a significant increase the size of our fleet. In addition, we expect to take delivery of our second new Panamax dry bulk carrier in April 2005. The addition of these vessels to our fleet, as well as our expected acquisition of our fleet manager, will impose significant additional responsibilities on our management and staff and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

        We intend to continue to grow our fleet following the delivery of our second new Panamax dry bulk carrier. Our future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating acquisitions or joint ventures;

  •
  enhancing our customer base;

  •
  managing our expansion; and

  •
  obtaining required financing on acceptable terms.

        Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We cannot assure you that we will be able to borrow amounts under our new credit facility and restrictive covenants in our new credit facility may impose financial and other restrictions on us

        We have entered into a new secured revolving credit facility with The Royal Bank of Scotland Plc that we intend to use to finance future vessel acquisitions, our acquisition of our fleet manager and our working capital requirements. Our ability to borrow amounts under the new credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our combined fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facility are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the credit facility without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

        The new credit facility will also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

  •
  pay dividends or make capital expenditures if we do not repay amounts drawn under the new credit facility, if there is a default under the credit facility or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

  •
  incur additional indebtedness, including through the issuance of guarantees;

  •
  change the flag, class or management of our vessels;

  •
  create liens on our assets;

  •
  sell our vessels;

  •
  enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months;

  •
  merge or consolidate with, or transfer all or substantially all our assets to, another person; and

  •
  enter into a new line of business.

        Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender's interests may be different from ours and we cannot guarantee that we will be able to obtain our lender's permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any future indebtedness incurred under our credit facility

        We intend to finance our future fleet expansion program with secured indebtedness drawn under our new credit facility. While we intend to refinance amounts drawn under our new credit facility with the net proceeds of future equity offerings, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our new credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our new credit facility or an alternative financing arrangement, our lender could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

If our second dry bulk carrier is not delivered on time, left incomplete or delivered with significant defects, our earnings and financial condition could suffer

        We have entered into a newbuilding contract with an established Chinese shipyard for the construction of a new Panamax dry bulk carrier that we expect will be delivered to us in April 2005. A delay in the delivery of this vessel to us or the failure of the contract counterparty to deliver the vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends that we pay in the future. In addition, the delivery of this vessel with substantial defects could have similar consequences.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization

        While we have the right to inspect previously owned vessels prior to our purchase of them, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources

        We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

        Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chairman and Chief Executive Officer, Mr. Simeon Palios, our Chief Financial Officer, Mr. Konstantinos Koutsomitopoulos, our President, Mr. Anastassis Margaronis and our Vice President, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not intend to maintain "key man" life insurance on any of our officers.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price

        The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

  •
  environmental accidents;

  •
  cargo and property losses or damage;

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

  •
  piracy.

        Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

        We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of September 30, 2004, the seven vessels in our operating fleet had a weighted average age of 3.1 years. Upon the delivery of our second new Panamax dry bulk carrier, as of April 15, 2005, our combined fleet will consist of nine Panamax dry bulk carriers and one Capesize dry bulk carrier that will have a weighted average age of 3.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have to pay tax on United States source income, which would reduce our earnings

        Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder in August of 2003.

        Both before and after this offering, we expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to United States federal income tax on our United States source income. For example, after this offering we expect that our Chairman and Chief Executive Officer, Mr. Simeon Palios, and Fortis Bank (Nederland) N.V. will own as much as 69.1% of our outstanding common stock. If other stockholders with a five percent or greater interest in our stock were, in combination with Mr. Palios and Fortis Bank (Nederland) N.V., to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year we might not be able to qualify for exemption under Code Section 883. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries after the offering.

        If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States holders

        A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

        If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations—United States Federal Income Taxation of United States Holders"), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common shares. Please see the section of this prospectus entitled "Tax Considerations—United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

        We have historically derived a significant part of our revenues from a small number of charterers. During the nine months ended September 30, 2004, approximately 94% of our revenues was derived from five charterers and, in 2003, approximately 75% of our revenues was derived from four charterers. If one or more of these charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our stockholders.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels

        Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and acquire our fleet manager, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet or acquire our fleet manager, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our stockholders may be reduced.

Risks Relating to Our Common Stock

There is no guarantee that an active and liquid public market for you to resell our common stock will develop

        The price of our common stock after this offering may be volatile and may fluctuate due to factors such as:

  •
  actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

  •
  mergers and strategic alliances in the dry bulk shipping industry;

  •
  market conditions in the dry bulk shipping industry;

  •
  changes in government regulation;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors; and

  •
  the general state of the securities market.

        The dry bulk shipping industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law

        Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Existing stockholders will effectively control the outcome of matters on which our stockholders are entitled to vote following this offering

        Our current stockholders will own, directly or indirectly, approximately 69.1% of our outstanding common stock after this offering, assuming the underwriters do not exercise their over-allotment option. While the existing stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock following the completion of this offering, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

The shares of our common stock that you purchase in this offering will experience immediate and substantial dilution

        The initial public offering price of our common stock will be substantially higher than the tangible book value per share of our outstanding common stock. Purchasers of our common stock in this offering will incur dilution of $10.93 per share in the adjusted net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation.

Because our common stock has never been publicly traded, a trading market may not develop for our common stock and you may not be able to sell your stock

        Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price was determined in negotiations between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

Future sales of our common stock could cause the market price of our common stock to decline

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

        We intend to issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 100,000,000 shares of common stock, of which 40,000,000 shares will be outstanding immediately after this offering. Immediately after this offering, assuming that the underwriters do not exercise their over-allotment option, our existing stockholders will own 27,625,000 shares, or approximately 69.1%, of our outstanding common stock. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing stockholders have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the expiration of the 180-day lock-up period, without notice, release all or any portion of the securities subject to these agreements.

        We intend to enter into a registration rights agreement immediately prior to the closing of this offering with Corozal Compania Naviera S.A., Ironwood Trading Corp. and Zoe S. Company Ltd., our current stockholders of record, pursuant to which we will grant them, their affiliates (including Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which our current stockholders of record are a party, to require us to register under the Securities Act of 1933, as amended, or the Securities Act, shares of our common stock held by them. Under the registration rights agreement, these persons will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. In addition, shares not registered pursuant to the registration rights agreement may, subject to the lock-up agreements to which our current stockholders of record are a party, be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 and Regulation S under the Securities Act. We refer you to the sections of this prospectus entitled "Related Party Transactions—Registration Rights Agreement", "Shares Eligible for Future Sale" and "Underwriting" for further information regarding the circumstances under which additional shares of our common stock may be sold.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock

        Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

        These provisions include:

  •
  authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;

  •
  providing for a classified board of directors with staggered, three year terms;

  •
  prohibiting cumulative voting in the election of directors;

  •
  authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

  •
  prohibiting stockholder action by written consent;

  •
  limiting the persons who may call special meetings of stockholders; and

  •
  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

        In addition, we have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

        These anti-takeover provisions, including provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

FORWARD-LOOKING STATEMENTS

        This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." All statements in this document that are not statements of historical fact are forward-looking statements. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "anticipate," "estimate," "intend," "project," "forecast," "plan," "potential," "will," "may," "should," "expect" or similar terms.

        Forward-looking statements include, but are not limited to, such matters as:

  •
  our future operating or financial results;

  •
  expectations relating to dividend payments;

  •
  statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

  •
  statements about shipping industry trends, including charter hire rates and factors affecting supply and demand;

  •
  our ability to obtain additional financing;

  •
  expectations regarding the availability of vessel acquisitions; and

  •
  anticipating developments with respect to litigation.

        Forward-looking statements are based upon assumptions, expectations, projections, intentions and beliefs as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements included herein. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled "Risk Factors."

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $182.1 million from this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use approximately $15.0 million of the net proceeds to fund the final installment due on the new Panamax dry bulk carrier that we expect to have delivered to us in April 2005, approximately $166.4 million to repay all of our outstanding indebtedness and approximately $0.7 million for general corporate purposes. Our outstanding indebtedness consists of seven credit facilities used to finance all or a portion of the acquisition costs of our dry bulk carriers. The credit facilities have final maturity dates of between June 2013 and November 2015 and bear interest at rates ranging from LIBOR plus 1.125% to LIBOR plus 1.300%. We intend to apply any amounts not used for such purposes for working capital and general corporate purposes.

        We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder if the underwriters' over-allotment option is exercised.

DIVIDEND POLICY

        Our policy is to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, after taking into account contingent liabilities, the terms of our new credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law. We expect to declare our first quarterly distribution in May 2005.

        In times when we have debt outstanding, we intend to limit our dividends per share to the amount that we would have been able to pay if we were financed entirely with equity such that (i) the available cash from operations as determined by our board of directors would be increased by the amount of interest expense incurred on account of such outstanding debt during the current year, and (ii) the number of shares outstanding would be deemed to include an additional number of shares, which, if issued, would have generated net proceeds that would have been sufficient to have allowed us to repay such outstanding debt as of the beginning of the related period (based on the market price of our common stock as of the determination date). Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

        We believe that the addition of the first of our two new Panamax dry bulk carriers and our secondhand Capesize dry bulk carrier to our fleet in February 2005 and the expected addition of our second new Panamax dry bulk carrier in April 2005, combined with this equity offering, will enable us to pay a higher dividend per share than we would have been able to pay without revenues from these additional vessels, this offering and the application of the net proceeds therefrom to repay our outstanding debt and to fund the purchase of our second new Panamax dry bulk carrier. Assuming that we had (i) completed this offering on January 1, 2003 at an assumed initial public offering price of $16.00 per share (representing the midpoint of the price range on the cover of this prospectus) and applied the net proceeds therefrom as described in this prospectus, (ii) employed the nine Panamax dry bulk carriers in our combined fleet at the fleet utilization rates and time charter equivalent rates and with average daily operating expenses that were actually achieved by us during the period and (iii) employed the Capesize dry bulk carrier in our combined fleet at the fleet utilization rates that were actually achieved by us during the period and at time charter equivalent rates that were equal to average time charter equivalent rates for one-year time charters of comparable vessels during the period and with typical daily vessel operating expenses, we estimate that we would have been able to pay an aggregate dividend of approximately $0.76 per share during 2003, approximately $0.48 per share during the first nine months of 2003 and approximately $1.46 per share during the first nine months of 2004. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Dividend Payments" for information relating to our historical dividend payments.

        We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this prospectus entitled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

        The dry bulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends in amounts similar to those described above will actually be declared.

In particular, the dividends described above are based on past charter hire rates that are not necessarily representative of future rates, which are subject to volatile changes due to the cyclical nature of the dry bulk shipping industry. The amounts estimated above are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, were determined on a reasonable basis, and reflect our best currently available estimates and judgments. The estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. Neither our independent auditors, nor any other independent accountants, have performed any procedures with respect to, expressed any opinion of, or assumed any responsibility for the estimated amounts.

        Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.

        For a description of the restrictions on the payment of dividends contained in our new credit facility, we refer you to the section of this prospectus entitled "New Credit Facility". In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine we require the establishment of reserves. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of November 30, 2004:

  •
  on an actual basis;

  •
  on an adjusted basis giving effect to (i) the payment of a $34.0 million cash dividend in December 2004, a $14.0 million dividend declared in February 2005 (payable in April 2005 to stockholders of record in February 2005) and a $19.5 million preferential deemed dividend (representing the portion of the consideration to purchase our fleet manager that exceeds the carrying value of our fleet manager's net assets as of September 30, 2004) that we expect to record in connection with our acquisition of our fleet manager, (ii) our repayment of $2.3 million of outstanding indebtedness in January and February 2005 and (iii) our incurrence of $76.0 million of new long-term debt in February 2005 to finance the final installments due on the new Panamax dry bulk carrier and the Capesize dry bulk carrier that were delivered to us during the month; and

  •
  on a further adjusted basis giving effect to the dividend payments and changes in our indebtedness described above, our issuance and sale of 12,375,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (representing the midpoint of the price range shown on the cover of this prospectus) and the use of a portion of the net proceeds therefrom to repay all of our debt outstanding immediately prior to the closing of this offering, as described in the section of this prospectus entitled "Use of Proceeds".

        There have been no significant adjustments to our capitalization since November 30, 2004, as so adjusted.

	As of November 30, 2004
	Actual	As Adjusted for Dividends and Changes in Indebtedness	As Further Adjusted for this Offering
	(in thousands of U.S. dollars)
Debt:
Current portion of long-term debt	$7,078	$63,393	$0
Long-term debt, net of current portion	85,639	103,006	0

Total debt	$92,717	$166,399	$0

Stockholders' equity:
Common stock, $.01 par value; 100,000,000 shares authorized; 27,625,000 shares issued and outstanding, actual; 40,000,000 shares issued and outstanding, as further adjusted	276	276	400
Additional paid-in capital	39,362	39,362	221,378
Retained earnings (deficit)	49,010	(18,490)	(18,490)

Total stockholders' equity	88,648	21,148	203,288

Total capitalization	$181,365	$187,547	$203,288

DILUTION

        As of November 30, 2004, on an adjusted basis giving effect to the payment of a $34.0 million cash dividend in December 2004, the declaration of a $14.0 million dividend in February 2005 (payable in April 2005 to stockholders of record in February 2005) and a $19.5 million preferential deemed dividend (representing the portion of the consideration to purchase our fleet manager that exceeds the carrying value of our fleet manager's net assets as of September 30, 2004) that we expect to record in connection with our acquisition of our fleet manager, we had net tangible book value of $20.7 million, or $0.75 per share. After giving effect to the sale of 12,375,000 shares of common stock at an assumed initial public offering price of $16.00 per share (representing the midpoint of the price range shown on the cover of this prospectus), our pro forma adjusted net tangible book value as of November 30, 2004, would have been $202.8 million, or $5.07 per share. This represents an immediate appreciation in adjusted net tangible book value of $4.32 per share to existing stockholders and an immediate dilution in adjusted net tangible book value of $10.93 per share to new investors. The following table illustrates the pro forma per share dilution as of November 30, 2004.

Initial public offering price per share	$16.00

Adjusted net tangible book value per share as of November 30, 2004	$0.75

Increase in adjusted net tangible book value attributable to new investors in this offering	$4.32

Pro forma adjusted net tangible book value per share after giving effect to this offering	$5.07

Dilution per share to new investors	$10.93

        Adjusted net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities and is adjusted to give effect to the dividend payments described above, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the adjusted net tangible book value per share of common stock after this offering from the public offering price per share.

        The following table summarizes, on a pro forma basis as of November 30, 2004, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by you in this offering, based upon an assumed initial public offering price of $16.00 per share, which represents the midpoint of the price range shown on the cover of this prospectus.

	Pro Forma Shares Outstanding
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	27,625,000	69.1%	$21,148,000	9.7%	$0.77

New investors	12,375,000	30.9%	$198,000,000	90.3%	$16.00

Total	40,000,000	100.0%	$219,148,000	100.0%	$5.48

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of and for the three years ended December 31, 2003 are derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the nine months ended September 30, 2003 and 2004 are derived from our unaudited interim consolidated financial statements. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. We have not included financial information as of and for the years ended December 31, 1999 and 2000 due to the unreasonable effort or expense of preparing such information. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included herein.

	As of and for the Year Ended December 31,			As of and for the Nine Months Ended September 30, (unaudited)
	2001	2002	2003	2003	2004
	(in thousands of U.S. dollars, except for share and per share data)
Income Statement Data:
Voyage and time charter revenues	11,359	11,942	25,277	16,528	45,387
Voyage expenses	1,494	946	1,549	954	3,087
Vessel operating expenses	3,432	3,811	6,267	4,036	6,767
Depreciation	2,347	3,004	3,978	2,777	3,666
Management fees	456	576	728	512	660
Executive management services and rent	1,363	1,404	1,470	1,103	1,146
General and administrative expenses	70	140	123	60	211

Operating income	2,197	2,061	11,162	7,086	29,850

Interest and finance cost	(2,690)	(2,001)	(1,680)	(1,006)	(1,408)
Foreign currency gains (losses)	17	(5)	(20)	(10)	(2)
Interest income	84	21	27	20	73

Net income (loss)	(392)	76	9,489	6,090	28,513

Basic earnings (loss) per share	(0.11)	0.02	0.37	0.25	1.03

Weighted average basic shares outstanding	3,683,333	4,297,161	25,340,596	24,579,068	27,625,000

Diluted earnings (loss) per share	(0.11)	0.00	0.37	0.25	1.03

Weighted average diluted shares outstanding	3,683,333	18,416,667	25,340,596	24,579,068	27,625,000

Balance Sheet Data:
Cash and cash equivalents	1,310	1,867	7,441	—	8,661
Total current assets	3,229	3,347	9,072	—	10,096
Total assets	83,903	80,291	135,122	—	158,160
Total current liabilities	5,536	5,863	9,107	—	10,584
Long-term debt (including current portion)	58,051	54,154	83,256	—	93,469
Total stockholders' equity	23,118	23,482	48,441	—	61,100

Cash Flow Data:
Net cash flow provided by operating activities	5,131	5,451	15,218	8,864	33,060
Net cash flow (used) in investing activities	(53,011)	—	(52,723)	(49,470)	(25,739)
Net cash flow provided by (used in) financing activities	47,993	(4,894)	43,079	44,469	(6,101)
Pro Forma Data: (1)
Total current liabilities	—	—	—	—	78,084
Total stockholders' equity (deficit)	—	—	—	—	(6,400)
Pro forma earnings (losses) per share, basic and diluted	—	—	(0.38)	—	0.32
Pro forma weighted average number of shares, basic and diluted	—	—	26,355,096	—	28,630,000
Fleet Data: (2)
Average number of vessels (3)	3.2	4.0	5.1	4.8	6.1
Number of vessels at end of period	4.0	4.0	6.0	6.0	7.0
Weighted average age of fleet (in years)	0.8	1.8	2.9	2.3	3.3
Ownership days (4)	1,155	1,460	1,852	1,300	1,674
Available days (5)	1,139	1,460	1,852	1,300	1,674
Operating days (6)	1,126	1,459	1,845	1,294	1,670
Fleet utilization (7)	98.9%	99.9%	99.6%	99.5%	99.8%
Average Daily Results: (2)
Time charter equivalent (TCE) rate (8)	8,661	7,532	12,812	11,980	25,269
Daily vessel operating expenses (9)	2,971	2,610	3,384	3,105	4,042

(1)
We will record our acquisition of our fleet manager at historical cost due to the fact that we and our fleet manager are under common control. The amount of the purchase price that exceeds the carrying value of our fleet manager's net assets ($19.5 million) is considered to be a preferential deemed dividend and will be reflected as a reduction in net income in the period the acquisition is consummated. Accordingly, the amount of $19.5 million is reflected in the pro forma presentation of our interim consolidated balance sheet as of September 30, 2004, together with the dividend of $34.0 million that we paid to our stockholders in December 2004 and a dividend of $14.0 million that we declared in February 2005 (payable in April 2005 to stockholders of record in February 2005) as a reduction in retained earnings. Furthermore, the $19.5 million mentioned above is reflected as a reduction of net income in the presentation of the pro forma net income and the effect of this reduction in net income is also reflected in the pro forma earnings per share for the nine month period ended September 30, 2004 and for the year ended December 31, 2003. In addition, because the total amount ($48.0 million) of the dividends paid in December 2004 and declared in February 2005 exceeded our net income for the twelve month period ended September 30, 2004, pro forma earnings per share are presented for the nine month period ended September 30, 2004 and the year ended December 31, 2003, giving effect to the additional number of shares that would be required to be issued at an assumed initial public offering price of $16.00 per share (representing the midpoint of the price range shown on the cover of this prospectus) to pay the amount of dividends that exceeds net income for the period. Please see Note 10 of our unaudited interim consolidated financial statements and Note 18 of our audited consolidated financial statements for more information concerning our pro forma data.

(2)
The fleet data and average daily results presented above do not give effect to our sale of the Amfitrite, which, as of September 30, 2004, was a newbuilding Panamax dry bulk carrier under construction for us. In October 2004, prior to the delivery of the Amfitrite to us, we entered into a memorandum of agreement to sell the vessel to Orthos Shipping Corporation, an unaffiliated third party, upon its delivery to us for a total purchase price of $42.0 million. We elected to sell the Amfitrite rather than include it in our operating fleet in order to take advantage of strong market conditions and to sell the vessel at a favorable price. In November 2004, we took delivery of the Amfitrite from the shipyard and thereupon delivered the vessel to the buyer. Because we did not operate the Amfitrite prior to the sale, and because we took possession of the vessel only for the purposes of redelivering it to the buyer, we do not consider the vessel to have been part of our fleet and have not presented the vessel in this prospectus as constituting part of our business. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Sale of the Amfitrite".

(3)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(4)
Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(5)
Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(6)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(7)
We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(8)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2001	2002	2003	2003	2004
	(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)
Voyage and time charter revenues	11,359	11,942	25,277	16,528	45,387
Less: voyage expenses	(1,494)	(946)	(1,549)	(954)	(3,087)

Time charter equivalent revenues	9,865	10,996	23,728	15,574	42,300

Available days	1,139	1,460	1,852	1,300	1,674
Time charter equivalent (TCE) rate	8,661	7,532	12,812	11,980	25,269
(9)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

General

        We are Diana Shipping Inc., a Marshall Islands company that owns and operates dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. Our operating fleet consists of seven modern Panamax dry bulk carriers that, as of September 30, 2004, had a combined carrying capacity of more than 525,000 dwt, and a weighted average age of 3.1 years. During 2003 and the nine month period ended September 30, 2004, we had a fleet utilization of 99.6% and 99.8%, respectively, our vessels achieved time charter equivalent, or TCE, rates of $12,812 and $25,269, respectively, and we generated revenues of $25.3 million and $45.4 million, respectively.

        We intend to expand our presence in the dry bulk shipping industry. In furtherance of this objective, we entered into newbuilding contracts with a Chinese shipyard for the construction of two additional Panamax dry bulk carriers that have a carrying capacity of 73,691 dwt and 73,700 dwt, respectively, and a purchase agreement with an unrelated third party to purchase a secondhand Capesize dry bulk carrier with a carrying capacity of 169,883 dwt. The first new Panamax dry bulk carrier and our secondhand Capesize dry bulk carrier were delivered to us in February 2005. We expect that the second Panamax dry bulk carrier will be delivered to us in April 2005. Upon the delivery of these carriers, as of April 15, 2005, our combined fleet will consist of nine operating Panamax dry bulk carriers and one operating Capesize dry bulk carrier that will have a combined carrying capacity of 842,287 dwt and a weighted average age of 3.5 years. We believe that the addition of these vessels to our fleet will be accretive to our earnings and dividends per share.

        We charter our dry bulk carriers to customers primarily pursuant to short-term time charters, although we recently entered into time charters in excess of two and one-half years for two of the vessels in our combined fleet. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. Although the vessels in our fleet are primarily employed on short-term time charters ranging from three to twelve months, we may employ additional vessels on longer-term time charters in the future.

Factors Affecting Our Results of Operations

        We believe that the important measures for analyzing trends in our results of operations consist of the following:

  •
  Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

  •
  Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

  •
  Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

  •
  Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

  •
  TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

        The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2001	2002	2003	2003	2004
	(TCE rate amounts are expressed in U.S. dollars)
Ownership days	1,155	1,460	1,852	1,300	1,674
Available days	1,139	1,460	1,852	1,300	1,674
Operating days	1,126	1,459	1,845	1,294	1,670
Fleet utilization	98.9%	99.9%	99.6%	99.5%	99.8%
Time charter equivalent (TCE) rate	8,661	7,532	12,812	11,980	25,269

  Voyage and Time Charter Revenue

        Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

  •
  the duration of our charters;

  •
  our decisions relating to vessel acquisitions and disposals;

  •
  the amount of time that we spend positioning our vessels;

  •
  the amount of time that our vessels spend in dry-dock undergoing repairs;

  •
  maintenance and upgrade work;

  •
  the age, condition and specifications of our vessels;

  •
  levels of supply and demand in the dry bulk shipping industry; and

  •
  other factors affecting spot market charter rates for dry bulk carriers.

        Our revenues have grown significantly in recent periods as a result of the enlargement of our fleet, which has increased our ownership, available and operating days, and increases in spot market charter hire rates, which, due to the close relationship between spot market charter rates and short-term time charter rates, have resulted in an increase of our daily charter hire rates. At the same time, we believe that the relatively young age of the vessels in our fleet, combined with the effectiveness of the measures that we have undertaken to minimize periods during which our vessels are off-hire, including effective maintenance programs and experienced crew selection, have enabled us to maintain relatively high vessel utilization rates. We also believe that the addition of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier to our fleet during the first four months of 2005 will allow us to further grow our revenues.

  Voyage Expenses

        We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels' overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

        As is common in the shipping industry, we pay (through our fleet manager) commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charters, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with strategic, technical and commercial management services in connection with the employment of our fleet. This commission is in addition to the fixed management fees we pay to our fleet manager for the same services, as described below. Please see the section of this prospectus entitled "Acquisition of Our Fleet Manager" below.

        The following table presents a breakdown of the commissions paid during the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2001	2002	2003	2003	2004
	(in thousands of U.S. dollars)
Commissions paid to unaffiliated and in-house ship brokers	631	599	1,172	763	2,089
Commissions paid to fleet manager	219	239	506	331	908

Total	850	838	1,678	1,094	2,997

        We believe that the amounts and the structures of our commissions are consistent with industry practices.

        We expect that the amount of our total commissions will continue to grow as a result of our acquisition of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier during the first four months of 2005. However, the 2% commissions that we pay our fleet manager are expected to be eliminated from our consolidated financial statements as intercompany transactions on our acquisition of our fleet manager.

  Vessel Operating Expenses

        Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further during 2005 as a result of our acquisitions of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

  Depreciation

        The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier during the first four months of 2005.

  Management Fees

        We have historically paid our fleet manager a fixed management fee of $12,000 per month for each vessel in our operating fleet in exchange for providing us with strategic, technical and commercial management services in connection with the employment of our fleet. This fee is in addition to the 2% commission on revenues we pay to our fleet manager for the same services, as described above. We have agreed with DSS, our current fleet manager, to increase the amount of the fixed management fee to $15,000 per month for each vessel in our fleet with effect from November 12, 2004 in order to compensate DSS for increased management expenses that have resulted from the strengthening of the Euro relative to the U.S. dollar. The increase in management fees of $3,000 per vessel per month will result in a $252,000 annual increase of the management fees we pay for the vessels in our fleet as of November 12, 2004. Our management fees will increase further as a result of our acquisition of two new Panamax dry bulk carriers and one secondhand Capesize dry bulk carrier during the first four months of 2005 which will increase the number of vessels under management. However, these management fees are expected to be eliminated from our consolidated financial statements as intercompany transactions on our acquisition of DSS.

  Executive Management Services and Rent

        We recognize expenses relating to executive management services, as well as the value of the lease expense for the office space and the secretarial services that are provided to us at no additional charge by Diana Shipping Services S.A. The recognition of these expenses, for historical purposes, is based on our estimates of the value of the amounts that we would have incurred had our fleet manager not provided the related services and office space to us. The value of the services and rent was determined by reference to the amounts that we intend to compensate our executive officers and to the lease agreement between DSS and the future owner of the office space that is presently occupied by DSS.

  General and Administrative Expenses

        We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, and rent, which, for historical purposes, is based on our estimates of the fair market value of the amounts that we would have incurred had our fleet manager not provided the related services and office space to us. We expect general and administrative expenses to increase as a result of our initial public offering, the costs associated with running a public company and the enlargement of our fleet. Furthermore, we expect general and administrative expenses to increase in connection with our expected acquisition of our fleet manager, which will result in the recognition of additional expenses, including payroll expenses, relating to our fleet manager's operations.

  Interest and Finance Costs

        While we expect to use the proceeds of this offering to repay all of our outstanding debt, we have historically incurred interest expense and financing costs in connection with vessel specific debt of our subsidiaries. We expect to incur interest expense and financing costs under our new credit facility in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

  Acquisition of Our Fleet Manager

        We have entered into an agreement with the stockholders of DSS pursuant to which the DSS stockholders may sell all, but not less than all, of their outstanding shares of DSS to us during the 12 month period following the consummation of this offering for $20.0 million in cash. Under the terms of the agreement, if the DSS stockholders do not sell their outstanding shares to us prior to the one year anniversary of this offering, we may exercise an option to purchase the shares from them for the same consideration at any time prior to the second anniversary of this offering. We expect the DSS stockholders to sell their outstanding shares of DSS to us during the 12 months following this offering and intend to exercise our option if they do not do so.

        If we acquire DSS, DSS will become our wholly-owned subsidiary and the 2% commission and management fees that we pay for its management services will be eliminated from our consolidated financial statements as intercompany transactions. A historical breakdown of the amounts that we have paid to DSA is presented in the following table.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2001	2002	2003	2003	2004
	(in thousands of U.S. dollars)
Commissions	219	239	506	331	908
Management fees	456	576	728	512	660

Total	675	815	1,234	843	1,568

        If we acquire DSS, we will also be required to pay its operating and other expenses. We expect that the incurrence of these additional expenses, together with the expenses relating to our initial public offering, running a public company and the enlargement of our fleet, will increase the amount of general and administrative expenses that we report during future periods and that such amounts will likely offset the effect of the elimination of the 2% commissions and management fees from our reported results.

  Sale of the Amfitrite

        In 2002, we entered into a newbuilding contract with the Jiangnan shipyard providing for the construction of the Amfitrite, a Panamax dry bulk carrier with a carrying capacity of 74,000 dwt, for a total price of $20.2 million. In October 2004, prior to the completion of the vessel's construction, we entered into a memorandum of agreement to sell the Amfitrite to an unaffiliated third party on the vessel's delivery to us for cash consideration of $42.0 million. We elected to dispose of the vessel rather than include it in our operating fleet in order to take advantage of the opportunity to sell the newbuilding at a favorable price. In November 2004, we took delivery of the Amfitrite from the shipyard and thereupon delivered the vessel to the buyer. Because we did not operate the Amfitrite prior to the sale, and because we took possession of the vessel only for the purposes of redelivering it to the buyer, we do not consider the vessel to have been part of our fleet and have not presented the vessel in this prospectus as constituting part of our business. We distributed a portion of the cash received from the sale as part of a $34.0 million cash dividend distributed to our current stockholders in December 2004.

Results of Operations

  Nine months ended September 30, 2004 compared to the nine months ended September 30, 2003

        Voyage and Time Charter Revenues.    Voyage and time charter revenues increased by $28.9 million, or 175%, to $45.4 million for the nine months ended September 30, 2004, compared to $16.5 million for the same period in 2003. This increase was primarily attributable to an increase in the daily charter hire rates payable under our time charters and an increase in the number of operating days that we achieved. The increase in charter hire rates was due to an increase in spot market charter and short-term time charter rates that began in September 2003. The increase in operating days during the nine months ended September 30, 2004 resulted primarily from the enlargement of our fleet following our acquisitions of the Dione on May 8, 2003, the Danae on July 30, 2003 and the Protefs on August 31, 2003 and the success of measures that we have undertaken to maintain a relatively high fleet utilization rate. For the nine months ended September 30, 2004, we had total operating days of 1,670 and a fleet utilization of 99.8%, compared to 1,294 total operating days and a fleet utilization of 99.5% for the same period in 2003.

        Voyage Expenses.    Voyage expenses increased by $2.1 million, or 210.0%, to $3.1 million for the nine months ended September 30, 2004, compared to $1.0 million for the same period in 2003. This increase was attributable to increased commissions. Commissions paid during the nine month periods ended September 30, 2003 and 2004 to our fleet manager amounted to $0.3 million and $0.9 million, respectively, and commission paid to unaffiliated ship brokers and in-house brokers associated with charterers amounted to $0.8 million and $2.1 million, respectively. The increase in commissions resulted primarily from improved trading conditions and charter hire rates and an increase in operating days during the nine months ended September 30, 2004, which increased the amount of revenues that we reported.

        Vessel Operating Expenses.    Vessel operating expenses increased by $2.8 million, or 70.0%, to $6.8 million for the nine months ended September 30, 2004, compared to $4.0 million for the same period in 2003. This increase in vessel operating expenses was primarily the result of the increased number of ownership days resulting from our acquisition of the Dione, the Danae and the Protefs, which led to an increase in our crew and related costs, as well as higher expenses associated with repairs, maintenance, spares and consumable stores. Daily vessel operating expenses per vessel increased by $937, or 30.2%, to $4,042 for the nine month period ended September 30, 2004, compared to $3,105 for the same period in 2003. This increase was primarily attributable to our acquisitions of the Dione and the Danae, which, due to their flying the Greek flag, are required to employ a comparatively greater number of Greek officers and crew members who are paid relatively higher wages (denominated in Euro) than our non-Greek officers and crew members as well as increased expenses relating to lubricants for the period in 2004.

        Depreciation.    Depreciation charges increased by $0.9 million, or 32.1%, to $3.7 million for the nine months ended September 30, 2004, compared to $2.8 million for the same period in 2003. This increase was primarily the result of an increase in the number of our vessels and ownership days during the nine months ended September 30, 2004, following our acquisition of the Dione, the Danae and the Protefs in May 2003, July 2003 and August 2004, respectively.

        Management Fees.    Management fees increased by $0.2 million, or 40.0%, to $0.7 million for the nine months ended September 30, 2004, compared to $0.5 million for the same period in 2003. This increase was attributable to the increased number of vessels under management following our acquisition of the Dione, the Danae and the Protefs in May 2003, July 2003 and August 2004, respectively.

        Interest and Finance Cost.    Interest and finance cost increased by $0.4 million, or 40.0%, to $1.4 million for the nine month period ended September 30, 2004, compared to $1.0 million for the same period in 2003. The net increase in interest and finance cost primarily resulted from additional debt raised to finance the acquisition of Protefs during August 2004. Interest expense increased by $0.4 million, or 44.4%, to $1.3 million for the nine month period ended September 30, 2004, compared to $0.9 million in the nine month ended September 30, 2003. This increase was mainly attributable to debt that we incurred to finance our acquisition of the Protefs during August 2004.

  Six months ended June 30, 2004 compared to the six months ended June 30, 2003

        Voyage and Time Charter Revenues.    Voyage and time charter revenues increased by $21.0 million, or 228.3%, to $30.2 million for the six months ended June 30, 2004, compared to $9.2 million for the same period in 2003. This increase was primarily attributable to an increase in the daily charter hire rates payable under our time charters and an increase in the number of operating days that we achieved. The increase in charter hire rates was due to an increase in spot market and short-term time charter rates that began in September 2003. The increase in operating days during the six months ended June 30, 2004 resulted primarily from the enlargement of our fleet following our acquisitions of the Dione on May 8, 2003 and the Danae on July 30, 2003, and the success of measures that we have undertaken to maintain a relatively high fleet utilization rate. For the six months ended June 30, 2004, we had total operating days of 1,090 and a fleet utilization of 99.8%, compared to 776 total operating days and a fleet utilization of 99.7% for the same period in 2003.

        Voyage Expenses.    Voyage expenses increased by $1.5 million, or 300.0%, to $2.0 million for the six months ended June 30, 2004, compared to $0.5 million for the same period in 2003. This increase was attributable to increased commissions. Commissions paid during the six month periods ended June 30, 2003 and 2004 to our fleet manager amounted to $0.2 million and $0.6 million, respectively, and commission paid to unaffiliated ship brokers and in-house brokers associated with charterers amounted to $0.4 million and $1.4 million, respectively. The increase in commissions resulted primarily from improved trading conditions and charter hire rates and an increase in operating days during the six months ended June 30, 2004, which increased the amount of revenues that we reported.

        Vessel Operating Expenses.    Vessel operating expenses increased by $1.9 million, or 86.4%, to $4.1 million for the six months ended June 30, 2004, compared to $2.2 million for the same period in 2003. This increase in vessel operating expenses was primarily the result of the increased number of ownership days resulting from our acquisition of the Dione and the Danae, which led to an increase in our crew and related costs, as well as higher expenses associated with repairs, maintenance, spares and consumable stores. Daily vessel operating expenses per vessel increased by $847, or 29.6%, to $3,709 for the period ended June 30, 2004, compared to $2,862 for the same period in 2003. This increase was primarily attributable to our acquisitions of the Dione and the Danae, which, due to their flying the Greek flag, are required to employ a comparatively greater number of Greek officers and crew members who are paid relatively higher wages (denominated in Euro) than our non-Greek officers and crew.

        Depreciation.    Depreciation charges increased by $0.8 million, or 50.0%, to $2.4 million for the six months ended June 30, 2004, compared to $1.6 million for the same period in 2003. This increase was primarily the result of an increase in the number of our vessels and ownership days during the six months ended June 30, 2004, following our acquisition of the Dione and the Danae in May and July 2003, respectively.

        Management Fees.    Management fees increased by $0.1 million, or 33.3%, to $0.4 million for the six months ended June 30, 2004, compared to $0.3 million for the same period in 2003. This increase was attributable to the increased number of vessels under management following our acquisition of the Dione and the Danae in May and July 2003, respectively.

        Interest and Finance Cost.    Interest and finance cost decreased by $0.1 million, or 12.5%, to $0.7 million for the six month period ended June 30, 2004, compared to $0.8 million for the same period in 2003. The net decrease in interest and finance cost primarily resulted from the unrealized gain on the fair value of the two option agreements that were signed in July 2003, which more then offset an increase in our interest expense. Interest expense increased by $0.1 million, or 14.3%, to $0.8 million in the six months ended June 30, 2004, compared to $0.7 million in the six months ended June 30, 2003. This increase resulted primarily from an increase in our total debt that was attributable to our acquisitions of the Dione during the second quarter of 2003 and the Danae during the third quarter of 2003.

  Year ended December 31, 2003 compared to the year ended December 31, 2002

        Voyage and Time Charter Revenues.    Voyage and time charter revenues increased by $13.4 million, or 112.6%, to $25.3 million for the year ended December 31, 2003, compared to $11.9 million for the same period in 2002. This increase was primarily attributable to an increase in the daily charter hire rates payable under our time charters and an increase in the number of operating days that we achieved. The increase in charter hire rates was due to an increase in spot market and short-term time charter rates that began in September 2003. The increase in operating days during 2003 resulted primarily from the enlargement of our fleet following our acquisitions of the Dione on May 8, 2003 and the Danae on July 30, 2003 and the success of measures that we have undertaken to maintain a relatively high fleet utilization rate. In 2003, we had total operating days of 1,845 and fleet utilization of 99.6%, compared to 1,459 total operating days and a fleet utilization of 99.9% in 2002.

        Voyage Expenses.    Voyage expenses increased by $0.6 million, or 60.0%, to $1.5 million for the year ended December 31, 2003, compared to $0.9 million for the same period in 2002. This increase was attributable to increased commissions. Commissions paid during 2002 and 2003 to our fleet manager amounted to $0.2 million and $0.5 million, respectively, and commissions paid to the unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $0.5 million and $1.2 million, respectively. The increase in commissions was primarily the result of improved trading conditions and charter hire rates and the increase in operating days in 2003, which increased the amount of revenue we reported. In addition, in 2003, we reported fuel savings of $0.2 million due to the variation in the prices of fuel at the time our vessels were delivered or re-delivered to charterers, compared to fuel expenses of $0.1 million in 2002.

        Vessel Operating Expenses.    Vessel operating expenses increased by $2.5 million, or 65.8%, to $6.3 million for the year ended December 31, 2003 compared to $3.8 million for the same period in 2002. This increase was primarily the result of the increased number of ownership days during 2003. To a lesser extent, the increase was due to our recognition of costs associated with the initial stocking of newly acquired vessels with spares and other consumable stores upon their delivery to us during the period. Daily vessel operating expenses per vessel increased by $774, or 29.7%, to $3,384 for 2003, compared to $2,610 for 2002. This increase was mainly attributable to increased Euro based expenses, including Greek officer and crew wages and other general rises in miscellaneous operating expenses. The increase in Greek officer and crew wages resulted from our acquisition of the Dione and the Danae, which, due to their flying the Greek flag, are required to employ a comparatively greater number of Greek officers and crew members, who are paid relatively higher wages (denominated in Euro) than our non-Greek officers and crew members.

        Depreciation.    Depreciation charges increased by $1.0 million, or 33.3%, to $4.0 million for the year ended December 31, 2003, compared to $3.0 million for the same period in 2002. This increase was primarily the result of increased number of vessels and ownership days during the period following our acquisition of the Dione and the Danae in May and July 2003, respectively.

        Management Fees.    Management fees increased by $0.1 million, or 16.7%, to $0.7 million for the year ended December 31, 2003, compared to $0.6 million for the same period in 2002. This increase was attributable to the increased number of vessels under management following our acquisitions of the Dione and the Danae in May and July 2003.

        Interest and Finance Cost.    Interest and finance cost decreased by $0.3 million, or 16.0%, to $1.7 million for the year ended December 31, 2003, compared to $2.0 million for the same period in 2002. The decrease in interest and finance cost was mainly attributable to a reduction in our interest expense, which decreased by $0.2 million, or 10.5%, to $1.7 million in 2003, compared to $1.9 million in 2002. The decrease in interest expense resulted from a reduction in the interest rates payable on our outstanding debt during 2003, which more than offset the effects of a $29.1 million increase in our total debt during the period. During 2003, total long-term debt increased to $83.3 million compared with $54.2 million in 2002 due to our incurrence of additional debt under loan agreements entered into in March and July 2003 to partially finance the acquisition cost of the Dione and the Danae.

  Year ended December 31, 2002 compared to the year ended December 31, 2001

        Voyage and Time Charter Revenues.    Voyage and time charter revenues increased by $0.5 million, or 4.4%, to $11.9 million for the year ended December 31, 2002, compared to $11.4 million for the same period in 2001. The increase was primarily attributable to an increase in the number of operating days that we achieved during the period, which resulted from our having owned the Nirefs, the Alcyon, the Triton and the Oceanis for the full year in 2002, compared to only a portion of the year during 2001, and the relatively high fleet utilization that we achieved. In 2002, we achieved 1,459 operating days and a fleet utilization of 99.9%, compared to 1,126 operating days and a fleet utilization of 98.9% in 2001. The effects of the increase in our operating days on our voyage and time charter revenues, however, was substantially offset by a decrease in the average charter hire rates that we were paid during 2002, which resulted from an overall weakening of the spot market.

        Voyage Expenses.    Voyage expenses decreased by $0.6 million, or 33.3%, to $0.9 million for the year ended December 31, 2002, compared to $1.5 million for the same period in 2001. This decrease was mainly attributable to our performance of one voyage charter in 2001 which contributed $0.5 million of port and bunker charges that were not repeated in 2002.

        Vessel Operating Expenses.    Vessel operating expenses increased by $0.4 million, or 11.8%, to $3.8 million for the year ended December 31, 2002 compared to $3.4 million for the same period in 2001. This increase was primarily the result of the increased number of ownership days during 2002. Daily vessel operating expenses per vessel decreased by $361, or 12.2%, to $2,610 for 2002, compared to $2,971 for 2001. Daily vessel operating expenses were higher in 2001 due to costs that we incurred during the period in connection with our initial stocking of the Nirefs, the Alcyon, the Triton and the Oceanis with spares and consumable stores upon the delivery of the vessels to us.

        Depreciation.    Depreciation charges increased by $0.7 million, or 30.4%, to $3.0 million for the year ended 2002, compared to $2.3 million for the same period in 2001. This increase was primarily the result of the increased number of our ownership days during 2002, which resulted from our having owned the Nirefs, the Alcyon, the Triton and the Oceanis for the full year in 2002, compared to only a portion of the year during 2001.

        Management Fees.    Management fees increased by $0.1 million, or 20.0%, to $0.6 million for the year ended 2002, compared to $0.5 million for the same period in 2001. This increase was attributable to the fact that the Nirefs, the Alcyon, the Triton and the Oceanis were under management during the full year in 2002, compared to only a portion of the year during 2001.

        Interest and Finance Cost.    Interest and finance cost decreased by $0.7 million, or 26.0%, to $2.0 million for the year ended December 31, 2002, compared to $2.7 million for the same period in 2001. The decrease in interest and finance cost was mainly attributable to a decrease in interest expense. Interest expense decreased by $0.5 million, or 20.8%, to $1.9 million for 2002, compared to $2.4 million for 2001. This decrease was due to a decrease in our total long-term debt and a decrease in prevailing interest rates during 2002.

Liquidity and Capital Resources

        We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of new vessels, acquisitions and debt service. We anticipate that following the completion of this offering and taking into account generally expected market conditions, internally generated cash flow and borrowings under our new credit facility will be sufficient to fund the operations of our fleet, including our working capital requirements.

        It is our intention to fund our future acquisition related capital requirements initially through borrowings under our new credit facility and to repay those borrowings from time to time with the net proceeds of equity issuances. We believe that excess funds will be available to support our growth strategy, which involves the acquisition of additional vessels, and will allow us to distribute substantially all of our available cash as dividends to our stockholders as contemplated by our dividend policy. Depending on market conditions in the dry bulk shipping industry and acquisition opportunities that may arise, we may be required to obtain additional debt or equity financing which could affect our dividend policy.

Cash Flow

  Net Cash Provided By Operating Activities

        Net cash provided by operating activities increased by $0.4 million, or 7.8%, to $5.5 million for the year ended December 31, 2002 compared to $5.1 million for the same period in 2001. This increase was primarily attributable to the increase in the number of operating days that we achieved during the period which more than offset the effects of an overall weakening in the spot market and resulted in an increase in our revenues. Net cash provided by operating activities increased by $9.7 million, or 176.4%, to $15.2 million for year ended December 31, 2003, compared to $5.5 million for the same period in 2002. This increase was primarily due to improved trading conditions and an increase in the number of operating days that we achieved during the period, which had a similar effect on our revenues. Net cash provided by operating activities increased by $24.2 million, or 271.9%, to $33.1 million for the nine months ended September 30, 2004, compared to $8.9 million for the same period in 2003, as a result of further improved trading conditions and a further increase in our operating days, which led to an increase in revenues.

        The value of executive management services and rents in the historical financial statements as of December 31, 2001, 2002 and 2003 and as of September 30, 2003 and 2004 did not affect the net cash provided by operating activities. However, the value of such services is expected to affect future cash flows from operations.

  Net Cash Used In Investing Activities

        Net cash used in investing activities was $53.0 million for 2001, consisting of the final installments that we paid in connection with our acquisitions of the Nirefs, the Alcyon, the Triton and the Oceanis. No cash was used for investing activities in 2002. Net cash used in investing activities was $52.7 million for 2003, consisting of advances that we paid for the construction of our two new Panamax dry bulk carriers and the final installments that we paid in connection with our acquisitions of the Dione and the Danae. Net cash used in investing activities was $25.7 million for the nine month period ended September 30, 2004, compared to $49.5 million for the same period in 2003. During the nine month period ended September 30, 2003, we expended $44.0 million in connection with our acquisition of the Dione and the Danae. During the nine month period ended September 30, 2004, we paid $11.4 million of advances for the construction of two new Panamax dry bulk carriers and expended $14.3 million in connection with the acquisition of the Protefs.

  Net Cash Provided By (Used In) Financing Activities

        Net cash provided by financing activities was $48.0 million in 2001. In 2001, we borrowed $64.0 million of long-term debt, which we used to partially finance our acquisitions of the Nirefs, the Alcyon, the Triton and the Oceanis, to repay $14.0 million of outstanding long-term debt and to pay $0.7 million of related financing costs. Net cash used in financing activities was $4.9 million for 2002. In 2002, we repaid $3.9 million of outstanding long-term debt and paid our stockholders a $1.1 million cash dividend. Net cash provided by financing activities was $43.1 million for 2003, consisting of $14.0 million in cash from the issuance of common stock, $33.5 million from borrowings of long-term debt to partially finance the acquisition of vessels, which were offset by $4.4 million used to repay outstanding long-term debt and $0.4 million used to pay related financing costs. For the period ended September 30, 2004, net cash used in financing activities was $6.1 million, consisting primarily of a $17.0 million cash dividend, $5.5 million of cash that was used to repay long-term debt and $15.7 million from borrowings of long-term debt to partially finance the acquisition of the Protefs. For the period ended September 30, 2003, cash from financing activities was $44.5 million consisting primarily of $14.0 million in cash from the issuance of common stock and $33.5 million from borrowings of long-term debt to partially finance the acquisition of vessels, which were offset by $3.9 million used to repay outstanding long-term debt.

New Credit Facility

        We have entered into a new $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc, which we believe will provide us with the necessary liquidity in order to proceed with acquisitions of new vessels and companies with shipping interests. Our new credit facility also permits us to borrow up to $30.0 million for working capital, including up to $20.0 million to finance the acquisition of our fleet manager. Because our strategy involves limiting the amount of debt that we have outstanding, we intend to draw funds under our new credit facility to fund acquisitions and, as necessary, our working capital needs and to repay our acquisition related debt from time to time with the net proceeds of future equity issuances.

        The new credit facility has a term of ten years. Prior to the delivery of the second of our two new Panamax dry bulk carriers, we will be permitted to borrow up to the greater of $168.0 million and 60% of the aggregate market value of the vessels in our fleet that secure our obligations under the new credit facility, subject to an overall limit of $230.0 million. Following the delivery of that vessel, we will be permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied. The facility limit will be $230.0 million for a period of five years from the date of the loan agreement at which time the facility limit will be reduced to $210.0 million. Thereafter, the facility limit will be reduced by $13.5 million semi-annually over a period of five years with a final reduction of $75.0 million at the time of the last semi-annual reduction. Our ability to borrow funds for working capital purposes will be subject to review and renewal eighteen months from the date we signed the loan agreement and thereafter will be subject to review and renewal on an annual basis. If the lender elects to reduce the amount of funds that we may borrow for working capital purposes, the facility limit will be reduced by a corresponding amount.

        Our obligations under the credit facility will be secured by a first priority mortgage on each of the vessels in our combined fleet and such other vessels that we may from time to time include with the approval of our lender, a first assignment of all freights, earnings, insurances and requisition compensation and a negative pledge agreement that requires us to either mortgage new vessels to our lender or obtain our lender's consent before we mortgage those vessels to third parties. We may grant additional security from time to time in the future.

        Our ability to borrow amounts under the new credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our combined fleet have an aggregate value of not less than $350.0 million and that the vessels in our fleet that secure our obligations under the new credit facility are sufficient to satisfy minimum security requirements. To the extent that the value of the vessels in our combined fleet falls below $350.0 million, our availability under the credit facility will either be proportionately reduced or we will be required to provide the facility agent with additional security in an amount that will, in its reasonable opinion, be adequate to compensate for such deficiency. To the extent that the vessels in our fleet that secure our obligations under the new credit facility are insufficient to satisfy minimum security requirements, we will be required to grant additional security or obtain a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control. Interest on amounts drawn will be payable at a rate of 1.0% per annum over LIBOR.

        Our new credit facility will not prohibit us from paying dividends so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend would not be, in breach of a covenant. If we incur debt under the credit facility, however, the amount of cash that we have available to distribute as dividends in a period will be reduced by any interest or principal payments that we are required to make.

        Please see the section of this prospectus entitled "New Credit Facility" for further information concerning our new credit facility.

Contractual Obligations

        The following table sets forth our contractual obligations and their maturity dates as of September 30, 2004, as adjusted to reflect our entry into a purchase agreement to acquire a secondhand Capesize dry bulk carrier and our entry into an agreement relating to our acquisition of our fleet manager:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. dollars)
Bank loans (1)	7,078	14,155	14,155	58,081	93,469
Panamax newbuilding contracts (1)	48,627	—	—	—	48,627
Capesize purchase agreement (2)	63,500	—	—	—	63,500
Fleet manager purchase option (3)	20,000	—	—	—	20,000

(1)
As of September 30, 2004, we had $93.5 million of indebtedness outstanding under loans from banks, of which $3.1 million was repaid in November 2004 ($0.8 million), January 2005 ($0.6 million) and February 2005 ($1.7 million). In February 2005, we incurred an additional $76.0 million of long-term debt under new bank loans to finance the delivery of one of our new Panamax dry bulk carriers and our secondhand Capesize dry bulk carrier. Giving effect to the repayment of $3.1 million of our outstanding indebtedness and the incurrence of an additional $76.0 million of new indebtedness described above, we will have $166.4 million of indebtedness outstanding immediately prior to the closing of this offering. We intend to use a portion of the net proceeds from this offering to repay all of this outstanding indebtedness.

(2)
We entered into an agreement to purchase a secondhand Capesize dry bulk carrier on November 19, 2004. We paid $6.3 million of the purchase price upon the signing of the agreement and paid the balance of the purchase price with borrowings under a new bank loan in February 2005 when the vessel was delivered to us.

(3)
We have entered into an agreement with the stockholders of our fleet manager pursuant to which the stockholders may sell all, but not less than all, of their outstanding shares of our fleet manager to us during the twelve month period following the consummation of this offering for $20.0 million in cash. Under the terms of the agreement, if the stockholders do not sell their outstanding shares to us prior to the one year anniversary of this offering, we may exercise an option to purchase the shares from them for the same consideration at any time prior to the second anniversary of this offering. Please see the section of this prospectus entitled "Our Fleet Manager."

        We intend to repay all outstanding bank debt with the proceeds of this offering and to use our new credit facility as a potential source of liquidity in connection with acquisitions.

        On November 12, 2004, we entered into new management agreements with DSS, our fleet manager, with respect to each vessel in our operating fleet. Under these agreements, we pay a monthly flat fee of $15,000 per vessel and a 2% commission on revenues for the services of DSS. These contracts will be renewed annually; however, we expect that within one year of this offering amounts paid to our fleet manager will be eliminated from our consolidated financial statements as intercompany transactions on our anticipated acquisition of DSS.

        We have also entered into an agreement with our fleet manager pursuant to which the fleet manager has agreed to provide us with office space and secretarial services for no additional charge until our acquisition of DSS. The annual fair value for the office space rent and secretarial services during 2003 is estimated to be $141,000.

Capital Expenditures

        We make capital expenditures from time to time in connection with our newbuilding programs and vessel acquisitions. Our recent vessel acquisitions consist of a new Panamax dry bulk carrier and a secondhand Capesize dry bulk carrier that were delivered to us in February 2005. We funded the $18.0 million balance of the final payment installment due upon delivery of the new Panamax dry bulk carrier and the $58.0 million balance of the purchase price due upon delivery of the secondhand Capesize dry bulk carrier with borrowings under new bank loans. We intend to repay those borrowings with a portion of the net proceeds from this offering. Our current commitments for capital expenditures relate to the second of our two new Panamax dry bulk carriers, which we expect will be delivered to us in April 2005. The total contract price for the new Panamax carrier is $20.3 million and is payable in installments. As of September 30, 2004, we had paid $2.0 million of the purchase price with advance payments that have the benefit of a refund guarantee from the Bank of China. We intend to pay the final installment on the new Panamax dry bulk carrier with a portion of the proceeds from this offering.

        In addition to our further acquisitions that we may undertake in future periods, we will incur additional capital expenditures in 2006 when six of our ten vessels undergo special surveys. We anticipate that this process of recertification will require us to reposition these vessels from a discharge port to shipyard facilities, which we believe will reduce our available days and operating days during the period. The lost earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We believe that the funding of these requirements will be met with cash on hand.

Off-balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Inflation

        Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Qualitative and Quantitative Market Risk

  Interest Rates

        Historically, we have been subject to market risks relating to changes in interest rates, because we have had significant amounts of floating rate debt outstanding. During 2003 and the first nine months of 2004, we paid interest on this debt based on LIBOR plus an average spread of 1.25% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the period ended September 30, 2004 from $1.5 million to $2.2 million. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2003 from $1.8 million to $2.5 million. Following the completion of the offering and repayment of our outstanding debt, we do not expect to have a material exposure to interest rate changes because we do not expect to have long-term debt outstanding.

  Currency and Exchange Rates

        We generate all of our revenues in U.S. dollars but currently incur over half of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Dividend Payments

        We paid our stockholders cash dividends of $1.1 million in December 2002, $17.0 million in September 2004 and $34.0 million in December 2004. We also declared a dividend of $14.0 million in February 2005 that is payable in April 2005 to stockholders of record in February 2005.

        We will record our acquisition of our fleet manager at historical cost due to the fact that we and our fleet manager are under common control. The amount of the purchase price that exceeds the carrying value of our fleet manager's net assets ($19.5 million) is considered to be a preferential deemed dividend and will be reflected as a reduction in net income in the period the acquisition is consummated. Accordingly, the amount of $19.5 million is reflected in the pro forma presentation of our interim consolidated balance sheet as of September 30, 2004, together with the dividend of $34.0 million that we paid to our stockholders in December 2004 and a dividend of $14.0 million that we declared in February 2005 (payable in April 2005 to stockholders of record in February 2005) as a reduction in retained earnings. Furthermore, the $19.5 million mentioned above is reflected as a reduction of net income in the presentation of the pro forma net income and the effects of this reduction in net income is also reflected in the pro forma earnings per share for the nine month period ended September 30, 2004 and for the year ended December 31, 2003. In addition, because the total amount ($48.0 million) of the dividends paid in December 2004 and declared in February 2005 exceeded our net income for the twelve month period ended September 30, 2004, pro forma earnings per share are presented for the nine month period ended September 30, 2004 and the year ended December 31, 2003, giving effect to the additional number of shares that would be required to be issued at an assumed initial public offering price of $16.00 per share (representing the midpoint of the price range shown on the cover of this prospectus) to pay the amount of dividends that exceeds net income for the period. Please see Note 10 of our unaudited interim consolidated financial statements and Note 18 of our audited consolidated financial statements for more information concerning our pro forma data.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

        Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

  Depreciation

        We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25 year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we believe is common in the dry bulk shipping industry. An increase in the useful life of a dry bulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective.

  Impairment of Long-lived Assets

        We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual vessel basis.

  Deferred Drydock Cost

        Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydocking and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY

        The information and data in this section relating to the international dry bulk shipping industry has been provided by Drewry Shipping Consultants, or Drewry, and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry.

Overview

        The marine industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only method of transporting large volumes of basic commodities and finished products. In 2004, approximately 2.4 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Dry bulk cargo is generally categorized as either major bulk or minor bulk. Major bulk cargo constitutes the vast majority of dry bulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor bulk cargo includes products such as agricultural products, mineral cargoes, cement, forest products and steel products and represents the balance of the dry bulk industry. Other dry cargo is categorized as container cargo, which is cargo shipped in 20 or 40 foot containers and includes a wide variety of finished products, and non-container cargo, which includes other dry cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles. The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals.

        The following table presents the breakdown of the global seaborne trade by type of cargo in 2003:

	Weight	Contribution
	(in million of tons)	(%)
Dry bulk
Major bulk
Coal	652	10.3
Iron ore	617	9.7
Grain	229	3.6

Total major bulk	1,498	23.6
Minor bulk	956	15.1

Total major and minor bulk	2,454	38.7

Other dry cargo
Container cargo	896	14.8
Non-container cargo	493	7.7

Total other dry cargo	1,389	21.9

Tanker cargo (oil, refined oil products, chemicals)	2,500	39.4

Total global seaborne trade	6,343	100.0

         Source: Drewry

        The following map represents the major global dry bulk trade routes:

Major Dry Bulk Seaborne Trades

Source: Drewry

Demand for Dry Bulk Carriers

        The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 1999 and 2004, trade in all dry bulk commodities increased from 1.97 billion tons to 2.450 billion tons, an increase of 24.3%.

        The following table illustrates the growth in demand for dry bulk shipping capacity for the periods indicated.

Dry Bulk Trade Development

         Source: Drewry

         One of the main reasons for the resurgence in dry bulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 148 million tons in 2003.

        The following table illustrates China's gross domestic product growth rate compared to the United States' gross domestic product growth rate during the periods indicated:

Years	China GDP Growth Rate	U.S. GDP Growth Rate
	(%)	(%)
1981 – 1985	10.1	2.6
1986 – 1990	7.8	2.6
1991 – 1995	12.0	2.3
1996 – 2000	8.3	4.1
2001 – 2003	7.9	1.9
2004	9.3	4.4

         Source: Drewry

        Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, absorbing additional tonnage.

        In evaluating demand factors for dry bulk carrier capacity, it is important to bear in mind that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Dry bulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

Dry Bulk Carrier Supply

        The global dry bulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

  •
  Capesize. Capesize vessels have carrying capacities of more than 150,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

  •
  Panamax. Panamax vessels have a carrying capacity of between 60,000 and 80,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

  •
  Handymax. Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

  •
  Handysize. Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

        The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

        The following chart illustrates the supply of the global dry bulk carriers for the periods indicated:

         Source: Drewry

         As of January 2005, the global dry bulk carrier orderbook amounted to 66.89 million dwt, or 20.7% of the existing fleet, with most vessels on the orderbook expected to be delivered within 36 months.

        The following table illustrates the size of the global dry bulk fleet as of January 31, 2005 and the dry bulk carriers for which newbuilding contracts have been entered into as of the same date:

	Current Fleet			Orderbook
	No. of Vessels	Dwt	% of Fleet	No. of Vessels	Dwt	% of Fleet
		(in millions)			(in millions)
Dry Bulk Carrier Fleet:
Capesize	604	100.19	31.01	132	26.27	39.2
Panamax	1,217	87.21	27.0	275	21.6	32.3
Handymax	2,193	92.48	28.6	367	17.6	26.34
Handysize	1,912	43.39	13.4	60	1.4	2.1

Total	5,926	323.17	100.0	834	66.8	20.7

         Source: Drewry

         The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The following table illustrates the scrapping rates of dry bulk carriers for the periods indicated.

	1999	2000	2001	2002	2003	2004
Dry Bulk Carrier Scrapping:
Capesize
No. of vessels	13	4	3	8	2	1
Dwt (in millions)	1.2	0.5	0.4	0.9	0.3	0.1
% of fleet scrapped	1.5	0.6	0.5	1.0	0.3	0.1
Panamax
No. of vessels	45	11	28	18	7	1
Dwt (in millions)	3	0.7	1.9	1.2	0.5	0.9
% of fleet scrapped	4.1	1.0	2.5	1.5	0.6	1.1
Handymax
No. of vessels	53	40	40	25	29	0
Dwt (in millions)	2.2	1.5	1.5	0.9	1.1	0
% of fleet scrapped	3.1	2.0	1.9	1.1	1.3	0.0
Handysize
No. of vessels	66	50	62	64	25	4
Dwt (in millions)	1.5	1.2	1.4	1.6	0.6	0.1
% of fleet scrapped	3.2	2.6	3.2	3.7	1.4	0.2
Total
No. of vessels	177	105	123	115	63	6
Dwt (in millions)	8.3	3.8	5.2	4.7	2.4	0.3
% of fleet scrapped	3.1	1.4	1.8	1.6	0.8	0.1

         Source: Drewry

        The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the dry bulk shipping industry, the average age at which the vessels are scrapped has increased. The following chart illustrates the age of global dry bulk fleet for the periods indicated.

Dry Bulk Fleet Age Profile

  Source: Drewry

Charter Hire Rates

        Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

        Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

        In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

        In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

        Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.

Baltic Exchange Freight Indices
(index points)

         Source: Baltic Exchange

        As expected, all assessments of dry bulk charter hire rates show a similar pattern. In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened appreciably to historically high levels. According to Drewry, the driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China.

        The following chart shows one year time charter rates for Handymax, Panamax and Capesize dry bulk carriers between 1996 and 2004.

Time Charter Rates
(in U.S. dollars per day)

  Source: Drewry

Vessel Prices

        Vessel prices, both for newbuildings and secondhand vessels, have increased significantly during the past two years as a result of the strength of the dry bulk shipping industry. Because sectors of the shipping industry (dry bulk carrier, tanker and container ships) are in a period of prosperity, newbuilding prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

        The following tables present the average prices for both secondhand and newbuilding dry bulk carriers for the periods indicated.

Dry Bulk Carrier Newbuilding Prices
(in millions of U.S. dollars)

  Source: Drewry

Dry Bulk Carrier Secondhand Prices
(in millions of U.S. dollars)

  Source: Drewry

        In the secondhand market, the steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in a premium to the purchase price. Consequently, the market has witnessed secondhand prices for five year old Panamax and Capesize dry bulk carriers reaching higher levels than those being "nominally quoted" for comparably sized newbuildings.

BUSINESS

        We are Diana Shipping Inc., a Marshall Islands company that owns and operates dry bulk carriers that transport iron ore, coal, grain and other dry cargo along worldwide shipping routes. Our operating fleet consists of seven modern Panamax dry bulk carriers that, as of September 30, 2004, had a combined carrying capacity of more than 525,000 dwt and a weighted average age of 3.1 years. During 2003 and the nine month period ended September 30, 2004, we had a fleet utilization of 99.6% and 99.8%, respectively, our vessels achieved daily time charter equivalent rates of $12,812 and $25,269, respectively, and we generated revenues of $25.3 million and $45.4 million, respectively.

        We intend to expand our presence in the dry bulk shipping industry. In furtherance of this objective, we entered into newbuilding contracts with a Chinese shipyard for the construction of two additional Panamax dry bulk carriers that have a carrying capacity of 73,691 dwt and 73,700 dwt, respectively, and a purchase agreement with Louis Dreyfus Armateurs S.A.S. to purchase a secondhand Capesize dry bulk carrier with a carrying capacity of 169,883 dwt. The first new Panamax dry bulk carrier and the secondhand Capesize dry bulk carrier were delivered to us in February 2005. We expect that the second new Panamax dry bulk carrier will be delivered to us in April 2005. Upon the delivery of our second new Panamax dry bulk carrier, as of April 15, 2005, our combined fleet will consist of nine Panamax dry bulk carriers and one Capesize dry bulk carrier that will have a combined carrying capacity of 842,287 dwt and a weighted average age of 3.5 years. We believe that the addition of these vessels to our fleet will be accretive to our earnings and dividends per share.

Our Competitive Strengths

        We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

  •
  We own a modern, high quality fleet of dry bulk carriers. Our operating fleet consists of seven Panamax dry bulk carriers that were built after January 1, 2001 and that, as of September 30, 2004, had a weighted average age of 3.1 years. Upon the delivery of our two new Panamax dry bulk carriers and the acquisition of one secondhand Capesize dry bulk carrier, as of April 15, 2005, our fleet will consist of ten dry bulk carriers that will have a weighted average age of 3.5 years. Our vessels are built to conform to exacting industry standards and have obtained all requisite certifications. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

  •
  Our fleet includes two groups of sister ships. Our fleet includes two groups of sister ships. Each group has been built based upon the same design specifications and, therefore, uses substantially the same parts and equipment. We believe that maintaining a fleet including sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series, and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

  •
  We have an experienced management team. Our management team consists of experienced executives that have demonstrated ability in managing the commercial, technical and financial areas of our business. These executives have an average of more than 20 years of operating experience in the shipping industry, including experience operating large and diversified fleets of dry bulk carriers and other vessels. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has 38 years of experience in the shipping industry. We believe the quality of leadership provided by Mr. Palios and the strength of our management team is evidenced in part by the decision of Fortis Bank's private equity arm to acquire an equity interest in our business in December 2002.

  •
  We benefit from strong relationships with members of the shipping and financial industries. We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability. We believe that these relationships will enable us to continue to grow our business while maintaining relatively high utilization rates.

  •
  We have a strong balance sheet and will not have any indebtedness outstanding immediately after the completion of the offering. We intend to use a portion of the net proceeds from this offering to repay all of our outstanding indebtedness. We expect that the repayment of all of our outstanding indebtedness will further strengthen our balance sheet, increase the amount of funds that we may draw under our credit facility in connection with future acquisitions and enable us to use cash flow that would otherwise have been dedicated to servicing debt for other purposes, including funding operations and making dividend payments.

Our Business Strategy

        Our main objective is to manage and expand our fleet in a manner that enables us to pay attractive dividends to our stockholders. To accomplish this objective, we intend to:

  •
  Continue to operate a high quality fleet. We believe that our ability to maintain and increase our customer base will depend on the quality of our fleet. We intend to limit our acquisition of ships to vessels that meet rigorous industry standards and that are capable of meeting charterer certification requirements. At the same time, we intend to maintain the quality of our existing fleet by carrying out regular inspections of our vessels and implementing appropriate maintenance programs for each vessel.

  •
  Strategically expand the size of our fleet. We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to earnings and dividends per share. We expect to focus our dry bulk carrier acquisitions primarily on Panamax and Capesize dry bulk carriers. We believe that Panamax dry bulk carriers are subject to relatively less volatility in charter hire rates and are able to access a greater number of ports and carry a broader range of cargo compared to larger vessels. Capesize dry bulk carriers offer economies of scale due to their increased cargo carrying capacity and provide relatively stable cash flows and high utilization rates due to their generally being employed on longer term time charters compared to smaller carriers. We intend to continue to monitor developments in market conditions regularly and may acquire other dry bulk carriers when those acquisitions would, in our view, present favorable investment opportunities. We may also consider acquisitions of other types of vessels but do not intend to acquire tankers. We intend to capitalize on the experience and expertise of our management team when making acquisition related decisions and expect to continue to place an emphasis on sister ships.

  •
  Pursue an appropriate balance of short-term and long-term time charters. We historically have chartered our vessels to customers primarily pursuant to short-term time charters. While we expect to continue to pursue short-term time charter employment for our Panamax dry bulk carriers, we recently entered into time charters in excess of two and one-half years for two of the vessels in our combined fleet. We believe that employing short-term time charters generally increases our flexibility in responding to market developments and assists us in enhancing the amount of charter hire that we are paid, particularly during periods of increasing charter hire rates, while long-term time charters provide us the benefit of relatively stable cash flows. We will continue to strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust our charter hire periods according to market conditions. We may in the future extend the charter periods for additional vessels in our fleet to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. Given the size of our fleet, we believe that adding one or more additional long-term time charters to our charter portfolio will reduce our potential exposure to the adverse effects of any market downturn without materially affecting our ability to take advantage of short-term market opportunities.

  •
  Maintain a strong balance sheet with low leverage. We intend to use a portion of the net proceeds from this offering to repay all of our outstanding indebtedness. In the future, we expect to draw funds under our new credit facility to fund vessel acquisitions and to finance our acquisition of our fleet manager. We intend to repay our acquisition related debt from time to time with the net proceeds of equity issuances. While our leverage will vary according to our acquisition strategy and our ability to refinance acquisition related debt through equity offerings on terms acceptable to us, we intend to limit the amount of indebtedness that we have outstanding at any time to relatively conservative levels. We believe that maintaining a low level of leverage will allow us to maintain a strong balance sheet and will provide us with flexibility in pursuing acquisitions that are accretive to earnings and dividends per share. We also believe that maintaining a low level of indebtedness will allow us to remain competitive in adverse market conditions, particularly when compared to competitors who are burdened with significant levels of debt.

  •
  Maintain low cost, highly efficient operations. We believe that we are a cost-efficient and reliable owner and operator of dry bulk carriers due to the strength of our management team and the quality of our vessels. We intend to actively monitor and control vessel operating expenses without compromising the quality of our vessel management by utilizing regular inspection and maintenance programs, employing and retaining qualified crew members and taking advantage of the economies of scale that result from operating a fleet of sister ships.

  •
  Capitalize on our established reputation. We believe that we have an established reputation in the dry bulk shipping industry for maintaining high standards of performance, reliability and safety. We intend to capitalize on this reputation in establishing and maintaining relationships with major international charterers who consider the reputation of a vessel owner and operator when entering into time charters and with shipyards and financial institutions who consider reputation to be an indicator of creditworthiness.

Our Fleet

        Our fleet consists of dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. Our operating fleet is composed of seven modern Panamax dry bulk carriers that, as of September 30, 2004, had a combined carrying capacity of more than 525,000 dwt and a weighted average age of 3.1 years. According to Drewry, the average age of the world's Panamax dry bulk carrier fleet was 13 years as of November 30, 2004.

        We intend to expand our presence in the dry bulk shipping industry. In furtherance of this objective, we entered into newbuilding contracts with the Jiangnan Shipyard in the People's Republic of China for the construction and delivery of two new Panamax dry bulk carriers that have a carrying capacity of 73,691 and 73,700 dwt, respectively, and entered into a purchase agreement with Louis Dreyfus Armateurs S.A.S. for the purchase of one secondhand Capesize dry bulk carrier built in 1999. We took delivery of the first new Panamax dry bulk carrier and the secondhand Capesize dry bulk carrier in February 2005 and expect to take delivery of the second new Panamax dry bulk carrier in April 2005. We funded the $18.0 million balance of the final payment installment due upon delivery of the first Panamax dry bulk carrier and the $58.0 million balance of the purchase price due upon delivery of the Capesize dry bulk carrier with borrowings under new bank loans. We intend to repay this indebtedness and to finance the final payment installment due on the second Panamax dry bulk carrier with a portion of the net proceeds from this offering. In connection with our acquisition of the Capesize dry bulk carrier, we also were required to pay an unaffiliated ship broker a commission equal to two percent of the purchase price and one time additional expenses of approximately $0.8 million for initial provisioning, stores and spare parts, which we will finance with a portion of the net proceeds from this offering.

        Upon the delivery of these vessels, our fleet will consist of nine Panamax dry bulk carriers and one Capesize dry bulk carrier that will have a combined carrying capacity of 842,287 dwt and a weighted average age of 3.5 years as of April 15, 2005. We believe that the addition of these vessels to our fleet will be accretive to our earnings and dividends per share.

        The following table presents certain information concerning the dry bulk carriers in our combined fleet.

Vessel	Operating Status	Dwt	Age (1)	Time Charter Expiration Date (2)	Daily Time Charter Hire Rate	Sister Ship (3)
Nirefs	Delivered Jan. 2001	75,311	4.2 years	March 20, 2005 to March 31, 2005	$41,000	A
Alcyon	Delivered Feb. 2001	75,247	4.2 years	Oct. 15, 2007 to Feb. 15, 2008	$22,582	A
Triton	Delivered March 2001	75,336	4.1 years	Nov. 27, 2005 to Jan. 27, 2006	$37,300	A
Oceanis	Delivered May 2001	75,211	3.9 years	Aug. 20, 2005 to Nov. 5, 2005	$30,650	A
Dione	Acquired May 2003	75,172	4.3 years	Nov. 4, 2005 to Jan. 19, 2006	$32,500	A
Danae	Acquired July 2003	75,106	4.3 years	Jan. 13, 2007 to April 12, 2007	$30,000	A
Protefs	Delivered Aug. 2004	73,630	0.6 years	Aug. 5, 2005 to Oct. 20, 2005	$31,000	B
Calipso	Delivered Feb. 2005	73,691	0.2 years	July 5, 2005 to Sept. 5, 2005 (4)	$40,000	B
Pantelis SP	Delivered Feb. 2005	169,883	6.1 years	Jan. 25, 2008 to March 25, 2008	$47,500	—
Clio	Delivery expected April 2005	73,700	0 years	—	—	B

  (1)
  As of April 15, 2005.

  (2)
  The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

  (3)
  Each dry bulk carrier is a sister ship of each other dry bulk carrier that has the same letter.

  (4)
  Assumes that the vessel will be delivered to the charterer on March 5, 2005.

        Each of our vessels is owned, or will be owned following delivery to us, through a separate wholly-owned Panamanian subsidiary.

        We charter our dry bulk carriers to customers primarily pursuant to time charters. A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the disposal of the charterer. Under a time charter, the charterer periodically pays a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers and port and canal charges. Subject to any restrictions in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel at all times remains the responsibility of the vessel owner, which is generally responsible for the vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. In connection with the charter of each of our vessels, we pay (through our fleet manager) commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter. We also pay a commission equal to 2% of the total daily charter hire rate of each vessel charter to our fleet manager.

        We strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust the charter hire periods for our vessels according to market conditions. Historically, we have primarily employed short-term time charters that have ranged in duration from three to twelve months. We believe that the short-term nature of those charters has provided us with flexibility in responding to market developments and has assisted us in enhancing the amount of charter hire rates that we are paid, particularly during periods when charter hire rates have increased. As contemplated by our business strategy, however, we recently entered into time charters in excess of two and one-half years for two of the vessels in our combined fleet. We may in the future extend the charter periods for some of the vessels in our fleet to take advantage of the long-term cash flow and high utilization rates that are associated with long-term time charters. Given the size of our fleet, we believe that adding one or more additional long-term time charters to our charter portfolio will reduce our potential exposure to the adverse effects of any market downturn without significantly affecting our ability to take advantage of short-term market opportunities.

        Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Our Customers

        Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Our customers include national, regional and international companies, such as Sangamon Transportation (Dreyfus), Deiulemar Compagnia di Navigazione, Green Island Shipping, Cobelfret S.A., Cargill International S.A., Bottiglieri di Navigazione S.p.A. and Cosco Europe GmBH. During the nine months ended September 30, 2004, five of our customers accounted for 94% of our revenues. These customers were Cosco Bulk Carriers (23%), Cobelfret S.A. (16%), Cargill International S.A. (22%), Navios International Inc. (17%) and Daeyang (12%). During 2003, four customers accounted for approximately 75% of our revenues. These customers were Cosco Europe GmBH (25%), Bottiglieri di Navigazione S.p.A. (20%), Cobelfret S.A. (15%) and Deiulemar Compagnia di Navigazione (15%).

Management of Our Fleet

        We carry out the strategic management of our fleet, while the commercial and technical management of our fleet is provided by an affiliated entity, Diana Shipping Services S.A., to which we refer as DSS or our fleet manager. DSS is majority owned and controlled by Mr. Simeon Palios, our Chairman and Chief Executive Officer. We expect the DSS stockholders to sell their outstanding shares of DSS to us during the twelve months following this offering and intend to exercise an option to purchase those shares if they do not do so. Upon our acquisition of DSS, our fleet manager will become a wholly-owned subsidiary and we will conduct the entire management of our fleet in-house. Our fleet manager's staff is located in Athens, Greece. For more information about our fleet manager please see the section of this prospectus entitled "Our Fleet Manager".

Crewing and Shore Employees

        We crew our vessels primarily with Greek officers and Filipino officers and seamen. Our fleet manager is responsible for identifying our Greek officers, which are hired by our vessel owning subsidiaries. Our Filipino officers and seamen are referred to our fleet manager by Cosmos Marine Management S.A. and Crossworld Marine Services Inc., two independent crewing agencies. The crewing agencies handle each seaman's training, travel and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

        Although we had no shoreside employees from 2001 through 2003, our fleet manager has informed us of the number of persons employed by it that were dedicated to managing our fleet. The following table presents the average number of shoreside personnel that were employed by our fleet manager on our behalf and the number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.

	Year Ended December 31,
	2001	2002	2003
Shoreside	24	26	28
Seafaring	85	83	130

Total	109	109	158

Permits and Authorizations

        We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

        A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us as of the date of this prospectus.

  International Maritime Organization

        The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective in May 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We are formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels.

        The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this prospectus, each of our vessels is ISM code-certified.

  The United States Oil Pollution Act of 1990

        The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

  •
  natural resources damage and the costs of assessment thereof;

  •
  real and personal property damage;

  •
  net loss of taxes, royalties, rents, fees and other lost revenues;

  •
  lost profits or impairment of earning capacity due to property or natural resources damage; and

  •
  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

        OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per dry bulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

        OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

        The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

        The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

        OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

  Other Environmental Initiatives

        The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

        Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered ton above 5,000 gross tons with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

  Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

  •
  on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

  •
  on-board installation of ship security alert systems;

  •
  the development of vessel security plans; and

  •
  compliance with flag state security certification requirements.

        The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

  Inspection by Classification Societies

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

  •
  Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

  •
  Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

  •
  Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

  General

        The operation of any dry bulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

        While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull & Machinery and War Risks Insurance

        We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $100,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

  Protection and Indemnity Insurance

        Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Competition

        Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Panamax and smaller class sectors and with owners of Capesize dry bulk carriers. Ownership of dry bulk carriers is highly fragmented and is divided among approximately 1,500 independent dry bulk carrier owners.

Legal Proceedings

        We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Properties

        We do not own any real property. Under the terms of our agreement with DSS, DSS provides us with office space located at it offices at Pendelis 16, Athens, Greece at no additional charge. Once we acquire DSS, we expect to pay rent and the cost of secretarial services to a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. The fair value of the annual rent for the office space and the secretarial services during 2003 is estimated at approximately $141,000. Please see the section of this prospectus entitled "Related Party Transactions".

Exchange Controls

        Under Marshall Islands, Panamanian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

NEW CREDIT FACILITY

        We have entered into a new $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc. The new credit facility may be used to fund our acquisitions of vessels and companies with shipping interests and our working capital requirements in an amount not to exceed $30.0 million, including up to $20.0 million for our acquisition of our fleet manager.

        A fee of $100,000 was paid upon our acceptance of the commitment letter that we entered into in connection with our new credit facility and we paid a fee of $1.2 million on the date that we signed the loan agreement. A commitment fee of 0.375% per annum will accrue on the amount of the undrawn balance from the first available draw down date and will be payable quarterly in arrears for the term of the facility. Interest on amounts drawn will be payable at a rate of 1.0% per annum over LIBOR.

        The new credit facility has a term of ten years. Prior to the delivery of the second of our two new Panamax dry bulk carriers, we will be permitted to borrow up to the greater of $168.0 million and 60% of the aggregate market value of the vessels in our fleet that secure our obligations under the new credit facility, subject to an overall limit of $230.0 million. Following the delivery of that vessel, we will be permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied. The facility limit will be $230.0 million for a period of five years from the date of the loan agreement at which time the facility limit will be reduced to $210.0 million. Thereafter, the facility limit will be reduced by $13.5 million semi-annually over a period of five years with a final reduction of $75.0 million at the time of the last semi-annual reduction. Our ability to borrow funds for working capital purposes will be subject to review and renewal eighteen months from the date we sign the loan agreement and thereafter will be subject to review and renewal on an annual basis. If the lender elects to reduce the amount of funds that we may borrow for working capital purposes, the facility limit will be reduced by a corresponding amount.

        Our obligations under the credit facility will be secured by a first priority mortgage on each of the vessels in our combined fleet and such other vessels that we may from time to time include with the approval of our lender, a first assignment of all freights, earnings, insurances and requisition compensation and a negative pledge agreement that requires us to either mortgage new vessels to our lender or obtain our lender's consent before we mortgage those vessels to third parties. We may grant additional security from time to time in the future.

        Our ability to borrow amounts under the new credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our combined fleet have an aggregate value of not less than $350.0 million and that the vessels in our fleet that secure our obligations under the new credit facility are sufficient to satisfy minimum security requirements. To the extent that the value of the vessels in our combined fleet falls below $350.0 million, our availability under the credit facility will either be proportionately reduced or we will be required to provide the facility agent with additional security in an amount that will, in its reasonable opinion, be adequate to compensate for such deficiency. To the extent that the vessels in our fleet that secure our obligations under the new credit facility are insufficient to satisfy minimum security requirements, we will be required to grant additional security or obtain a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

        The new credit facility will contain financial covenants requiring us, among other things, to ensure that:

  •
  the aggregate market value of the vessels in our fleet that secure our obligations under the new credit facility at all times exceeds 130% of the aggregate principal amount of debt outstanding under the new credit facility and the notional or actual cost of terminating any relating hedging arrangements;

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  our total assets minus our debt will not at any time be less than $200 million and at all times will exceed 35% of our total assets;

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  our earnings before interest, taxes, depreciation and amortization will at all times exceed 2.0x the aggregate amount of interest incurred and net amounts payable under interest rate hedging arrangements during a particular period; and

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  we maintain $0.75 million of working capital per vessel.

        For the purposes of the new credit facility, our "total assets" will be defined to include our tangible fixed assets and our current assets, as set forth in our consolidated financial statements, except that the value of any vessels in our fleet that secure our obligations under the new credit facility will be measured by their fair market value rather than their carrying value on our consolidated balance sheet.

        The new credit facility will also contain general covenants that will require us to maintain adequate insurance coverage and to obtain the lender's consent before we acquire new vessels, change the flag, class or management of our vessels, enter into time charters or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months or enter into a new line of business. In addition, the credit facility will include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

        Our new credit facility will not prohibit us from paying dividends so long as an event of default has not occurred and we are not, and after giving effect to the payment of the dividend would not be, in breach of a covenant. If we incur debt under the credit facility, however, the amount of cash that we have available to distribute as dividends in a period will be reduced by any interest or principal payments that we are required to make.

OUR FLEET MANAGER

        The strategic, commercial and technical management of our fleet historically has been carried out by an affiliated company pursuant to separate management agreements between each of our wholly-owned vessel owning subsidiaries and our fleet manager. Diana Shipping Agencies S.A., or DSA, provided us with these management services from our founding through November 12, 2004, at which time responsibility for the commercial and technical management of our fleet was transferred to Diana Shipping Services S.A., or DSS, and the strategic management of our fleet was assumed by us. DSA and DSS are each majority owned and controlled by Mr. Simeon Palios, our Chairman and Chief Executive Officer. The stockholders of DSA and DSS also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors.

        We have entered into an agreement with the stockholders of DSS pursuant to which the DSS stockholders may sell all, but not less than all, of their outstanding shares of DSS to us during the 12 month period following the consummation of the offering for $20.0 million in cash. Under the terms of the agreement, if the DSS stockholders do not sell their outstanding shares to us prior to the one year anniversary of the offering, we may exercise an option to purchase the shares from them for the same consideration at any time prior to the second anniversary of the offering. We expect the DSS stockholders to sell their shares of DSS to us during the 12 months following the offering, and intend to exercise our option if they do not do so. We intend to finance our expected acquisition of DSS with borrowings under our new credit facility and to refinance the acquisition related debt with the net proceeds of future equity issuances. Upon our acquisition of DSS, DSS will become our wholly-owned subsidiary and the strategic, commercial and technical management of our fleet will be conducted by us in-house.

        Under our management agreements, our fleet manager has historically been responsible for providing us with:

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  commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers;

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  strategic management services, which include providing us with strategic guidance with respect to locating, purchasing, financing and selling vessels;

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  technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support; and

  •
  shoreside personnel who carry out the management functions described above.

        In addition, we have entered into a separate agreement with our fleet manager pursuant to which the fleet manager has agreed to provide us with office space and secretarial services at its offices in Athens, Greece until our acquisition of DSS. The fair value of the annual rental for the office space and the secretarial services during 2003 is estimated at approximately $141,000.

        Prior to February 21, 2005, the shoreside personnel provided by our fleet manager included Mr. Simeon Palios, Mr. Anastassis Margaronis, Mr. Ioannis Zafirakis and Evangelos Monastiriotis, who, as employees of our fleet manager, performed services that were substantially identical to services provided by executive officers. On February 21, 2005, Mr. Simeon Palios, Mr. Anastassis Margaronis,

and Mr. Ioannis Zafirakis became executive officers and employees of our company. On February 21, 2005, Mr. Monastiriotis became an executive officer of our company, although he continues to provide his services to us pursuant to his employment with our fleet manager.

        In exchange for providing us with the services, personnel and office space described above, we have historically paid our fleet manager a commission that is equal to 2% of our revenues and a fixed management fee of $12,000 per month for each vessel in our operating fleet, which increased to $15,000 per month per vessel as of November 12, 2004. We expect that the amounts that we pay our fleet manager will be eliminated from our consolidated financial statements as intercompany transactions upon our acquisition of our fleet manager.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Simeon Palios	63	Class I Director, Chief Executive Officer and Chairman
Anastassis Margaronis	49	Class I Director and President
Ioannis Zafirakis	33	Class I Director, Vice President and Secretary
Konstantinos Koutsomitopoulos	37	Chief Financial Officer and Treasurer
Evangelos Monastiriotis	54	Chief Accounting Officer
William (Bill) Lawes	61	Class II Director
Konstantinos Psaltis	66	Class II Director
Boris Nachamkin	71	Class III Director
Apostolos Kontoyannis	56	Class III Director

        The term of our Class I directors expires in 2006, the term of our Class II directors expires in 2007 and the term of our Class III directors expires in 2008. Our Class II and Class III directors have agreed to serve as directors effective as of the closing of this offering.

        The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

        Biographical information with respect to each of our directors and executive officers is set forth below.

        Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 38 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defence Association Limited. He holds a bachelors degree in Marine Engineering from Durham University.

        Anastassis C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 25 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union. He holds a bachelors degree in Economics from the University of Warwick and a masters degree from the Wales Institute of Science and Technology.

        Ioannis G. Zafirakis has served as our Vice President and Secretary since February 21, 2005 and as a Director since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Vice President. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelors degree in Business Studies from City University Business School in London and a masters degree in International Transport from the University of Wales in Cardiff.

        Konstantinos Koutsomitopoulos has served as our Chief Financial Officer and Treasurer since February 21, 2005, during which time he has been responsible for overseeing our accounting and finance matters. Prior to becoming our Chief Financial Officer, Mr. Koutsomitopoulos provided similar services to us since joining our company in October 2004. Mr. Koutsomitopoulos also serves as an employee of our DSS. Having a family background in shipping, Mr. Koutsomitopoulos joined Pegasus Shipping Inc., a reporting company in the United States, in 1992. From 1997 to 2002, Mr. Koutsomitopoulos was responsible for chartering, sales and purchasing and assisting in financing activities of the company, holding the positions of Chief Executive Officer and, subsequently, Director. Prior to joining our company in 2004, Mr. Koutsomitopoulos served as an independent financial adviser, primarily serving members of the shipping industry. He has 15 years of experience in shipping and in particular shipping finance. Mr. Koutsomitopoulos graduated from the University of Athens in 1989 with a bachelors degree in Economics and from City University Business School in London in 1991 with a masters degree in Shipping, Trade and Finance.

        Evangelos Monastiriotis has served as our Chief Accounting Officer, pursuant to his employment with DSS, since February 21, 2005. Mr. Monastiriotis joined the accounting department of our fleet manager in 1980 and has been responsible for the preparation of its financial statements. Prior to 1980, Mr. Monastiriotis was employed by the Piraeus branch of Moore Stephens & Co., Chartered Accountants. In 1998, he was elected Vice-President of the Economic Chamber of Greece. Mr. Monastiriotis graduated from the Economic University of Athens in 1974 with a bachelors degree in Economics and Business Administration.

        William (Bill) Lawes has agreed to serve as a Director and the Chairman of our Audit Committee effective as of the closing of this offering. Mr. Lawes served as a Managing Director and a member of the Regional Senior Management Board of JPMorgan Chase (London) from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is currently a member of the International Maritime Industries' Forum. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

        Konstantinos Psaltis has agreed to serve as a Director effective as of the closing of this offering. Since 1981, Mr. Psaltis has served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelors degree in Business Administration from Tubingen University in Germany.

        Boris Nachamkin has agreed to serve as a Director and as a member of our Compensation Committee effective as of the closing of this offering. Mr. Nachamkin was with Bankers Trust Company, New York, for 37 years, from 1956 to 1993 and was posted to London in 1968. Upon retirement in 1993, he acted as Managing Director and Global Head of Shipping at Bankers Trust. Mr. Nachamkin was also the UK Representative of Deutsche Bank Shipping from 1996 to 1998 and Senior Executive and Head of Shipping, based in Paris, for Credit Agricole Indosuez between 1998 and 2000. Previously, he was a Director of Mercur Tankers, a company which was listed on the Oslo Stock Exchange, and Ugland International, a shipping company. He also serves as Managing Director of Seatrust Shipping Services Ltd., a private consulting firm.

        Apostolos Kontoyannis has agreed to serve as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee effective as of the closing of this offering. Since 1987, Mr. Kontoyannis has been the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

Board Practices

        Upon the closing of this offering, we will establish an Audit Committee comprised of two board members which will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member will be an independent director. In addition, we will establish a Compensation Committee comprised of two members, which will be responsible for establishing executive officers' compensation and benefits. The members of the Audit Committee will be Mr. William Lawes (Chairman) and Mr. Apostolos Kontoyannis and the members of the Compensation Committee will be Mr. Apostolos Kondoyannis (Chairman) and Mr. Boris Nachamkin. While we are exempt from New York Stock Exchange rules on independent directors, we intend to conform to those rules.

Compensation of Directors and Senior Management

        The aggregate annual compensation paid to members of our senior management was $0 for the years ended December 31 2001, 2002 and 2003. Those members of our senior management were employed and paid compensation for those years by our fleet managers from the management fees that we paid to it. We estimate that the fair market value of the aggregate annual compensation for each of the years ended December 31 2001, 2002 and 2003 that we would have paid to members of our senior management had we been a public company would have been $1.3 million, had such services been charged to us at fair value by our fleet manager during those years. Please see Note 13 to our audited consolidated financial statements. We did not pay any benefits in 2002 or 2003. We do not have a retirement plan for our officers or directors. Non-employee directors will receive annual fees in the amount of $40,000 plus reimbursement of their out-of-pocket expenses.

Equity Incentive Plan

        We have adopted an equity incentive plan, to which we refer as the plan, which entitles our officers, key employees and directors to receive options to acquire our common stock. A total of 2,800,000 shares of common stock was reserved for issuance under the plan. The plan is administered by our board of directors. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per share to be determined by our board of directors. Under the terms of the plan, no options will be exercisable until at least two years after the closing of this offering. Any shares received on exercise of the options will not be able to be sold until three years after the closing of this offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of this offering.

Employment Agreements

        We have entered into employment agreements with each of Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Koutsomitopoulos for work performed in Greece and separate consulting agreements with companies owned by each of them for work performed outside of Greece. In addition, Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Koutsomitopoulos have each entered into employment agreements with DSS, our fleet manager, pursuant to which each will offer guidance with respect to his field of expertise.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, in each case as of February 21, 2005 and after giving effect to this offering. All of the stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class before Offering	Number of Shares to be Sold	Percent of Class after Offering
Common Stock, par value $.01	Simeon Palios(1)	20,718,750	75%	—	51.8%
	Fortis Bank (Nederland) N.V.(2)	6,906,250	25%	1,856,250	12.6%
	All officers and directors as a group(3)	20,718,750	75%	—	51.8%

(1)
By virtue of shares owned indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Simeon Palios exercises sole voting and dispositive power. Prior to the formation of Ironwood Trading Corp. in 2002, Mr. Simeon Palios beneficially owned 100% of our outstanding stock.

(2)
By virtue of shares owned indirectly through Zoe S. Company Ltd., a wholly-owned subsidiary of Maas Capital Investments, which in turn is a wholly-owned subsidiary of Fortis Bank (Nederland) N.V. In 2002, Zoe S. Company Ltd. entered into a Share Purchase and Subscription Agreement with Ironwood Trading Corp., pursuant to which Zoe S. Company Ltd. purchased 50% of our then outstanding stock. Zoe S. Company Ltd. subsequently sold 25% of our then outstanding common stock to Corozal Compania Naviera S.A., an entity controlled by Mr. Simeon Palios, on September 3, 2004. The amount of common stock owned after giving effect to this offering and the number of shares to be sold in this offering assumes the exercise of the underwriters' over-allotment option in full.

(3)
Mr. Simeon Palios is our only director or officer that beneficially owns our common stock. Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors, are indirect stockholders of Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common stock.

RELATED PARTY TRANSACTIONS

Diana Shipping Services S.A. Management Agreements

        We have entered into management agreements with Diana Shipping Services, S.A., or DSS, an affiliated entity that is majority owned and controlled by our Chief Executive Officer and Chairman, Mr. Simeon Palios, with respect to each of the vessels in our operating fleet. We intend to enter into similar management agreements with DSS with respect to vessels that we may acquire in the future. The stockholders of DSS also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the management agreements, DSS is responsible for the commercial and technical management of our vessels. Pursuant to the management agreement, we pay DSS a commission equal to 2% of our revenues and a fixed monthly fee of $15,000 per vessel. We believe that the amounts we pay to DSS are comparable to amounts that we would negotiate in an arms length transaction with an unaffiliated third party. We have also entered into a separate agreement with DSS whereby DSS has agreed to provide us with office space and secretarial services at its offices at Pendelis 16, Athens, Greece for no additional charge until we acquire DSS.

Diana Shipping Services S.A. Purchase Option

        We have entered into an agreement with the stockholders of DSS pursuant to which the DSS stockholders may sell all, but not less than all, of their outstanding shares of DSS to us during the 12 month period following the consummation of the offering for $20.0 million in cash. DSS's indirect stockholders include Mr. Simeon Palios, our Chairman and Chief Executive Officer, Mr. Anastassis Margaronis, our President and a member of our board of directors and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the agreement, if the DSS stockholders do not sell their outstanding shares to us prior to the one year anniversary of the offering, we may exercise an option to purchase the shares from them for the same consideration at any time prior to the second anniversary of the offering. While we expect the DSS stockholders to sell their shares of DSS to us during the 12 months following the offering, we intend to exercise our option if they do not do so. Upon our acquisition of DSS, DSS will become our wholly-owned subsidiary and we will conduct the strategic, commercial and technical management of our fleet.

Diana Shipping Agencies S.A. Management Agreements

        Prior to November 12, 2004, we were a party to management agreements with Diana Shipping Agencies S.A., or DSA, an affiliated entity that is majority owned and controlled by our Chairman and Chief Executive Officer, with respect to each of our vessels from our founding until November 12, 2004. The stockholders of DSA also include Mr. Anastassis Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Vice President and a member of our board of directors. Under the terms of the agreements, we paid DSA a fixed monthly fee of $12,000 per vessel and a commission equal to 2% of vessel revenue. Under the terms of the management agreement, DSA provided the commercial, strategic and technical management of our vessels. We believe that the amounts we paid to DSA were comparable to amounts that we would have negotiated in an arms length transaction with an unaffiliated third party. DSA also provided us with office space in Athens, Greece. The fair value of the annual rent for the office space and the secretarial services provided during 2003 is estimated at approximately $141,000. Our management agreements with DSA were terminated on November 12, 2004. We have been advised by DSA that it has historically operated its business consistent with market practice in Greece. However, administrative claims may arise against it with respect to past employment practices, although DSA is not aware of any pending or threatened proceedings. We have been advised that the amounts concerned would be relatively small and that DSA no longer follows these employment practices. Neither we nor DSS would have any liability for any such claims that could possibly be assessed in respect of DSA.

Commercial Banking, Financial Advisory and Investment Banking Services

        Fortis Bank (Nederland) N.V., one of our current stockholders, and its affiliates have provided and may continue to provide commercial banking, financial advisory and investment banking services for us for which they receive customary compensation. Fortis Bank (Nederland) N.V. provided us with bridge loans that we repaid in 2001 and acted as the counterparty under two separate interest rate option contracts that we terminated in November 2004. Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., is an underwriter in this offering. Please see the section of this prospectus entitled "Underwriting".

Share Purchase and Subscription Agreement

        On December 30, 2002, a share purchase and subscription agreement was signed by Zoe S. Company Ltd., or Zoe, an entity that is wholly-owned by Fortis Bank (Nederland) N.V., Ironwood Trading Corp., an affiliated entity controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, certain executives of our fleet manager, including Mr. Simeon Palios, and us. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp., or Ironwood, 50% of our then issued and outstanding shares of common stock. Pursuant to the agreement, Ironwood was granted the first right to purchase shares of common stock held by Zoe in the event of proposed sale of the shares. Ironwood assigned its right of first refusal to Corozal Compania Naviera S.A., or Corozal, an entity also controlled by our Chairman and Chief Executive Officer, which acceded to the agreement, exercised this right and purchased 25% of our issued and outstanding shares of common stock from Zoe on September 3, 2004. The purchase price paid for the shares approximated 25% of the sum of the market value of the Panamax dry bulk carriers in our combined fleet and our working capital, less our outstanding debt and the balance of pre-delivery installments due on our two Panamax newbuilding contracts. Pursuant to the share purchase and subscription agreement, we and our executives are required to obtain the unanimous consent of all stockholders before declaring or paying dividends, modifying our authorized or issued share capital, appointing or terminating our fleet manager, obtaining loans or advances, issuing guarantees, acquiring or selling vessels or other assets and undertaking various other actions. We and the other parties to the agreement intend to terminate the agreement immediately prior to the closing of this offering.

Registration Rights Agreement

        We intend to enter into a registration rights agreement immediately prior to the closing of this offering with Corozal Compania Naviera S.A., Ironwood Trading Corp., and Zoe S. Company Ltd., our current stockholders of record, pursuant to which we will grant them, their affiliates (including Mr. Simeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which our current stockholders of record are a party, to require us to register under the Securities Act shares of our common stock held by them. Under the registration rights agreement, these persons will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Immediately after this offering, the current stockholders will own 27,625,000 shares entitled to these registration rights, assuming the underwriters do not exercise their over-allotment option.

Consultancy Agreements

        We have entered into consulting agreements with companies owed by Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Koutsomitopoulos, respectively. We expect to pay these companies for services with respect to our operations provided by their owners for services performed outside of Greece.

Travel Services

        Altair Travel S.A., an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2001, 2002 and 2003 amounted to $140,000, $121,000, and $167,000, respectively. We believe that the fees that we pay to Altair Travel S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 40,000,000 shares of common stock outstanding. Of these shares, the 12,375,000 shares sold in this offering, or 14,231,250 shares assuming the underwriters exercise their over-allotment option in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our "affiliates" as defined under Rule 144. Immediately after consummation of this offering, our current stockholders will continue to own 27,625,000 shares of common stock, or 25,768,750 shares assuming the underwriters exercise their over-allotment option in full, which were acquired in private transactions not involving a public offering and these shares will therefore be treated as "restricted securities" for purposes of Rule 144. The restricted securities held by our current stockholders will be subject to the underwriter's 180-day lock-up agreement as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. The preferred stock purchase rights being registered in this offering are attached to our common stock and are subject to the same requirements for resale as the common stock to which they are attached.

        In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which will be approximately 400,000 shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

        We and our executive officers, directors and existing stockholders have entered into agreements with the underwriters of this offering which, subject to certain exceptions, generally restrict us and our executive officers, directors and stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, restricted securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the expiration of the 180-day lock-up period, without notice, release all or any portion of the securities subject to these agreements. There are no existing agreements with Bear, Stearns & Co. Inc. providing consent to the sale of shares prior to the expiration of the lock-up period.

        We will enter into a registration rights agreement immediately prior to the closing of this offering with our stockholders of record pursuant to which we will grant them, their affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register under the Securities Act shares of our common stock held by them. Shares of common stock, when registered under any registration statement, will be available for sale in the open market unless restrictions apply.

See "Related Party Transactions—Registration Rights Agreement." In addition, all of these shares would be available for sale into the public market after one year pursuant to Rule 144, Regulation S and other exemptions under the Securities Act, as described above.

        As a result of the lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days (1)	27,625,000	Lock-up released; shares eligible for sale under Rule 144

(1)
Assuming the underwriters' over-allotment option is not exercised

        Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

        Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

        Under our amended and restated articles of incorporation, as of February 21, 2005, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, of which 27,625,000 shares were issued and outstanding, and 25,000,000 shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding. Upon consummation of this offering, we will have outstanding 40,000,000 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

  Common Stock

        Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

  Preferred Stock

        Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

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  the number of shares of the series;

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  the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

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  the voting rights, if any, of the holders of the series.

Directors

        Our directors are elected by a majority of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

        Our board of directors must consist of at least one member. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board.

Each director shall be elected to serve until the next annual meeting of stockholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

        Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

        Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

        Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

        The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

        Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

  Blank Check Preferred Stock

        Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 25,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

  Classified Board of Directors

        Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

  Election and Removal of Directors

        Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

  Limited Actions by Stockholders

        Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our Chairman, Chief Executive Officer, or Secretary at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Stockholder Rights Plan

  General

        Each share of our common stock includes one right, or a right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our preferred stock at a purchase price of $25 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and    , as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

        The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to the offering.

        We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

  Detachment of the Rights

        The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

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  10 days following a public announcement that a person or group of affiliated or associated persons or an "acquiring person", has acquired or obtained the right to acquire beneficial ownership of 20% or more of our outstanding common stock; or

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  10 business days following the start of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

        Existing stockholders are excluded from the definition of "acquiring person" for purposes of the rights, and therefore their ownership cannot trigger the rights. In addition, any person that acquires from an existing stockholder of common stock that would otherwise result in that person becoming an "acquiring person" will not become an acquiring person due to that acquisition. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

        Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

        Until the rights distribution date:

  •
  our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates;

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  any new common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

        As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

        We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

  Flip-In Event

        A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement generally defines "permitted offer" to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines to be fair to and otherwise in the best interests of our company and our stockholders.

        If a flip-in event occurs and we do not redeem the rights as described under the heading "Redemption of Rights" below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

        When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

  Flip-Over Event

        A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

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  we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

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  50% or more of our assets, cash flow or earning power is sold or transferred.

        If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such right.

  Antidilution

        The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

  Redemption of Rights

        At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

  Exchange of Rights

        We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

  •
  any person other than our existing stockholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

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  the occurrence of a flip-over event.

  Amendment of Terms of Rights

        During the time the rights are redeemable, we may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

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  to cure any ambiguity, defect or inconsistency;

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  to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

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  to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

Transfer Agent

        The registrar and transfer agent for the common stock is Computershare Investor Services LLC.

Listing

        Shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol "DSX", subject to official notice of issuance.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder "rights" plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders' rights.

Marshall Islands		Delaware
Stockholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
•	May be held in or outside of the Marshall Islands	•	May be held in or outside of Delaware
•	Notice:	•	Notice:
	• Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		• Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than 10 nor more than 60 days before the meeting

Stockholder's Voting Rights
•	Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote	•	Stockholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting	•	For non-stock companies, a certificate of incorporation or bylaws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum
•	No provision for cumulative voting	•	For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
		•	The certificate of incorporation may provide for cumulative voting
Directors
•	The board of directors must consist of at least one member	•	The board of directors must consist of at least one member
•	Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board	•	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.
•	If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenter's Rights of Appraisal
•	Stockholder's have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	•	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Stockholder's Derivative Actions
•
	An action may be brought in the right of a corporation to procure a judgement in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•
In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Attorney's fees may be awarded if the action is successful
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the United States dollar) may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

        In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Diana Shipping Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

  Taxation of Operating Income: In General

        Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, to which we refer as "United States source shipping income." For these purposes "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, "United States source shipping income includes (i) 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and (ii) 100% of shipping income that is attributable to transportation that both begins and ends in the United States.

        Shipping income attributable to transportation exclusively between non- United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

        In the absence of exemption from tax under Section 883 of the Code, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our United States source shipping income if:

  (1)
  we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

  (2)
  either

  (A)
  more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, to which we refer as the "50% Ownership Test," or

  (B)
  our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, to which we refer as the "Publicly-Traded Test".

        The Marshall Islands and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Prior to this offering the 50% Ownership Test will be satisfied. After this offering, it may be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. However, assuming that the common stock is listed on the New York Stock Exchange, we anticipate being able to satisfy the Publicly-Traded Test, as discussed below.

        The regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common stock, which will be the sole class of our issued and outstanding stock, will be "primarily traded" on the New York Stock Exchange.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, to which we refer as the "listing threshold."

        It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, to which we refer as the "5 Percent Override Rule."

        For purposes of being able to determine the persons who actually or constructively own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

        In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year.

        We currently anticipate that after this offering is completed, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, we can give no assurance this will be the case.

        Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule or the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

        To the extent the benefits of Code Section 883 are unavailable, our United States source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

        To the extent the benefits of the Code Section 883 exemption are unavailable and our United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

        Our United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

  •
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

  •
  substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States source shipping income will be "effectively connected" with the conduct of a United States trade or business.

  United States Taxation of Gain on Sale of Vessels

        Regardless of whether we qualify for exemption under Code Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

        As used herein, the term "United States Holder" means a beneficial owner of common stock that

  •
  is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

  •
  owns our common stock as a capital asset, and

  •
  owns less than 10% of our common stock for United States federal income tax purposes.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

  Distributions

        Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or will be); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis in a share of common stock—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although we believe that they will be so eligible. Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

  Sale, Exchange or Other Disposition of Common Stock

        Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.

  Passive Foreign Investment Company Status and Significant Tax Consequences

        Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a "passive foreign investment company" for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

  •
  at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

        For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. In addition, we have obtained an opinion from our counsel, Seward and Kissel LLP that, based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a passive foreign investment company. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

  Taxation of United States Holders Making a Timely QEF Election

        If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each United States Holder with all necessary information in order to make the qualified electing fund election described above.

  Taxation of United States Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

  Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if we were to be treated as a passive foreign investment company for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we are a passive foreign investment company and a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-United States Holders"

        A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a "Non-United States Holder."

  Dividends on Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

  Sale, Exchange or Other Disposition of Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

  •
  the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

  •
  fail to provide an accurate taxpayer identification number;

  •
  are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

  •
  in certain circumstances, fail to comply with applicable certification requirements.

        Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you are a Non-United States Holder and you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$28,475
Printing and Engraving Expenses	150,000
Legal Fees and Expenses	750,000
Accountants' Fees and Expenses	550,000
NYSE Entry Fee	150,000
Blue Sky Fees and Expenses	15,000
Transfer Agent's Fees and Expenses	10,000
Miscellaneous Costs	346,525

Total	$2,000,000

UNDERWRITING

        Subject to the terms and conditions of an Underwriting Agreement, dated March     , 2005, the underwriters named below, acting through their representative, Bear, Stearns & Co. Inc., have severally agreed with us, subject to the terms and conditions of the Underwriting Agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc. (1)
Jefferies & Company, Inc. (2)
UBS Securities LLC (3)
Fortis Securities LLC (4)

Total

(1)
383 Madison Avenue, New York, New York 10179.
(2)
520 Madison Avenue, 12th Floor, New York, NY 10022.
(3)
677 Washington Boulevard, Stamford, Connecticut, 06901.
(4)
520 Madison Ave, 3rd Floor, New York, New York 10022.

        The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

        The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share, of which $        may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

        Fortis Bank (Nederland) N.V., or the selling stockholder, acting through its affiliate Zoe S. Company Ltd., has granted to the underwriters an option, exercisable within 30 days after the date of the prospectus, to purchase up to an aggregate of 1,856,250 shares, or 4.6%, of our outstanding common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the 1,856,250 additional shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. Zoe S. Company Ltd. will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. The only shares of our common stock that are being offered by the selling stockholder in this offering are the shares that may be sold if the underwriters exercise their over-allotment option.

        The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriters by us and by the selling stockholder and the proceeds, before expenses, to us and to the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us
Underwriting discounts and commissions payable by the selling stockholder	—		—
Proceeds, before expenses, to the selling stockholder	—		—

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2,000,000.

        We and Zoe S. Company Ltd. have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        Each of our officers, directors and stockholders has agreed, subject to specified exceptions, not to:

  •
  offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, or

  •
  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise)

for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the shares of common stock on and including the 180 days after the date of this prospectus. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representative and any person who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

        In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        Each of the underwriters has represented and agreed that:

  •
  it has not offered or sold and, prior to the expiry of the period of six months after the date of the issuance of the common stock, will not offer or sell any common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended,

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, (or the FSMA)) received by it in connection with the issue or sale of any common shares in circumstances in which section 21(1) of the FSMA does not apply to us, and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

        The offering of the common stock has not been cleared by CONSOB pursuant to Italian securities legislation and, accordingly, no shares of common stock may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the common stock be distributed in Italy, except (1) to Professional Investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the common stock or distribution of copies of this prospectus or any other document relating to the common stock in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

        Shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol "DSX", subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders and thereby establish at least 1,100,000 shares in the public float having a minimum aggregate market value of $60,000,000.

        A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

        The representative has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, or the Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares of common stock. A "syndicate covering transaction" is the bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the shares of common stock originally sold by such underwriter or syndicate member are purchased by the representative in a syndicate covering transaction and have therefore not been effectively placed by such underwriter or syndicate member. The representative has advised us that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        The selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act and may be subject to certain statutory liabilities of the Securities Act and the Exchange Act.

        Fortis Securities LLC, an underwriter in this offering, is an affiliate of the selling stockholder, which immediately prior to this offering beneficially owned 6,906,250 shares, or 25%, of our outstanding common stock. The selling stockholder, acting through its affiliate Zoe S. Company Ltd., has also granted the underwriters an option to purchase additional shares to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions, as described above. Assuming the underwriters exercise their over-allotment option in full, the selling stockholder will beneficially own approximately 12.6% of our outstanding common stock immediately after this offering. Due to this relationship, the underwriters may be deemed to have a "conflict of interest" under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the NASD. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Bear, Stearns & Co. Inc. has served as the qualified independent underwriter in pricing this offering and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

        Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the representative of the underwriters subject to the applicable provisions of Rule 2720 of the NASD. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representative of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

        Certain of the underwriters or their respective affiliates have in the past performed and may in the future from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. The selling stockholder, an affiliate of Fortis Securities LLC, provided us with bridge loans that we repaid in 2001 and acted as the counterparty under two separate interest rate option contracts that we terminated in November 2004.

        The address of the selling stockholder is Fortis Bank (Nederland) N.V., Blaak 555, 3011 GB Rotterdam, The Netherlands.

LEGAL MATTERS

        The validity of the common stock and certain other matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Diana Shipping Inc. as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, and as of for the six month periods ended June 30, 2003 and 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., Athens, Greece, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The discussions contained under the sections of this prospectus entitled "Business" and "The International Dry Bulk Shipping Industry" have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international dry bulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

        The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but will be required to furnish our proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

GLOSSARY OF SHIPPING TERMS

        Following are definitions of shipping terms used in this Prospectus.

        Annual Survey—The inspection of a vessel by a classification society, on behalf of a flag state, that takes place every year.

        Bareboat Charter—Also known as "demise charter." Contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire rate for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing.

        Bulk Carriers—Vessels which are specially designed and built to carry large volumes of cargo in bulk cargo form.

        Bunkers—Heavy fuel oil used to power a vessel's engines.

        Capesize—A dry bulk carrier in excess of 150,000 dwt.

        Charter—The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

        Charterer—The individual or company hiring a vessel.

        Charter Hire Rate—A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.

        Classification Society—An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of such vessel and the international conventions of which that country is a member.

        Deadweight Ton—"dwt"—A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's DWT or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

        Draft—Vertical distance between the waterline and the bottom of the vessel's keel.

        Dry Bulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

        Drydocking—The removal of a vessel from the water for inspection and/or repair of submerged parts.

        Gross Ton—Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

        Handymax—A dry bulk courier of approximately 35,000 to 60,000 dwt.

        Handysize—A dry bulk courier having a carrying capacity of up to approximately 35,000 dwt.

        Hull—The shell or body of a vessel.

        International Maritime Organization—"IMO"—A United Nations agency that issues international trade standards for shipping.

        Intermediate Survey—The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

        ISM Code—The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

        Metric Ton—A metric ton of 1,000 kilograms.

        Newbuilding—A newly constructed vessel.

        OPA—The United States Oil Pollution Act of 1990 (as amended).

        Orderbook—A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

        Panamax—A dry bulk carrier of approximately 60,000 to 80,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

        Protection and Indemnity Insurance—Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

        Scrapping—The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

        Short-Term Time Charter—A time charter which lasts less than approximately 12 months.

        Sister Ships—Vessels of the same class and specification which were built by the same shipyard.

        SOLAS—The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

        Special Survey—The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

        Spot Market—The market for immediate chartering of a vessel usually for single voyages.

        Strict Liability—Liability that is imposed without regard to fault.

        Time Charter—Contract for hire of a ship. A charter under which the ship-owner is paid charter hire rate on a per day basis for a certain period of time, the shipowner being responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

        Ton—A metric ton of 1,000 kilograms.

        Weighted Average Age—The weighted average age of a fleet is the sum of the age of each vessel in the fleet in each year from its delivery from the builder, weighted by the vessel's dwt in proportion to the total dwt of the fleet for each respective year.

        Voyage Charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

We have audited the accompanying consolidated balance sheets of DIANA SHIPPING INC. (the "Company"), as of December 31, 2002 and 2003, June 30, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003, and for each of the six month periods ended June 30, 2003 and 2004. Our audits also included the condensed financial information listed in the Index as Schedule I. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DIANA SHIPPING INC. at December 31, 2002 and 2003, June 30, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and for each of the six month periods ended June 30, 2003 and 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
October 29, 2004
(except for Note 17(d), as to which the date is February 21, 2005)

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003
JUNE 30, 2003 AND 2004

(Expressed in thousands of U.S. Dollars — except share and per share data)

	DECEMBER 31,		JUNE 30,
	2002	2003	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,867	$7,441	$6,259	$18,192
Accounts receivable, trade	90	78	133	32
Due from related companies (Note 3)	—	149	93	—
Inventories (Note 4)	70	366	158	377
Prepaid insurance and other	28	80	160	188
Restricted cash	1,292	958	1,497	789

Total current assets	3,347	9,072	8,300	19,578

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 5)	—	8,642	6,406	17,460

Vessels (Notes 5 and 6)	81,951	126,032	103,992	126,032
Accumulated depreciation (Note 6)	(5,351)	(9,329)	(6,973)	(11,717)

Vessels' net book value	76,600	116,703	97,019	114,315

Total fixed assets	76,600	125,345	103,425	131,775

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 7)	344	628	434	586
Financial instruments (Note 12)	—	77	—	236

Total assets	$80,291	$135,122	$112,159	$152,175

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$3,898	$6,027	$4,897	$6,028
Accounts payable, trade	135	602	328	556
Accounts payable, other	44	80	68	131
Due to related companies (Note 3)	1,329	—	—	209
Accrued liabilities (Note 8)	191	616	498	405
Unearned revenue	98	1,437	517	1,303
Other current liabilities (Note 11)	168	345	345	345

Total current liabilities	5,863	9,107	6,653	8,977

LONG-TERM DEBT, net of current portion (Note 9)	50,256	77,229	63,808	74,215

OTHER NON-CURRENT LIABILITIES (Note 11)	690	345	518	173

COMMITMENTS AND CONTINGENCIES (Notes 5 and 10)	—	—	—	—

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued (Note 17(d)).	—	—	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 18,416,667 issued and outstanding at December 31, 2002; 27,625,000 issued and outstanding at December 31, 2003 and at June 30, 2003 and 2004. (Notes 13, 14 and 17(d))	184	276	276	276
Additional paid-in capital (Note 13)	22,583	37,961	37,226	38,725
Retained earnings	715	10,204	3,678	29,809

Total stockholders' equity (deficit)	23,482	48,441	41,180	68,810

Total liabilities and stockholders' equity	$80,291	$135,122	$112,159	$152,175

The accompanying notes are an integral part of these consolidated financial statements

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

(Expressed in thousands of U.S. Dollars — except share and per share data)

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2001	2002	2003	2003	2004
REVENUES:
Voyage and time charter revenues (Note 1)	$11,359	$11,942	$25,277	$9,150	$30,166
EXPENSES:
Voyage expenses (Notes 3 and 11)	1,494	946	1,549	466	2,031
Vessel operating expenses (Notes 2, 3, 11 and 15)	3,432	3,811	6,267	2,226	4,050
Depreciation (Note 6)	2,347	3,004	3,978	1,622	2,388
Management fees (Note 3)	456	576	728	308	432
Executive management services and rent (Note 13)	1,363	1,404	1,470	735	764
General and administrative expenses	70	140	123	56	220

Operating income	2,197	2,061	11,162	3,737	20,281

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 9 and 12)	(2,690)	(2,001)	(1,680)	(766)	(719)
Interest Income	84	21	27	5	37
Foreign currency gains (losses)	17	(5)	(20)	(13)	6

Total other expenses, net	(2,589)	(1,985)	(1,673)	(774)	(676)

Net income (loss)	$(392)	$76	$9,489	$2,963	$19,605

Earnings (losses) per common share, basic (Note 14)	$(0.11)	$0.02	$0.37	$0.13	$0.71

Weighted average number of common shares, basic	3,683,333	4,297,161	25,340,596	23,056,193	27,625,000

Earnings (losses) per common share, diluted (Note 14)	$(0.11)	$0.00	$0.37	$0.13	$0.71

Weighted average number of common shares, diluted	3,683,333	18,416,667	25,340,596	23,056,193	27,625,000

Pro forma earnings (losses) per common share, basic and diluted (Note 18)	$—	$—	$(0.38)	$—	$—

Pro forma weighted average number of common shares, basic and diluted (Note 18)	—	—	26,346,096	—	—

The accompanying notes are an integral part of these consolidated financial statements

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004
(Expressed in thousands of U.S. Dollars — except share and per share data)

		Common Stock		Preferred Stock		Additional
	Comprehensive Income (Loss)	# of Shares	Par Value	# of Shares	Par Value	Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2000	—	3,683,333	$37	14,733,334	$147	$19,816	$2,147	$22,147
—Net loss	(392)	—	—	—	—	—	(392)	(392)
—Contribution to additional-paid in capital (Note 13)	—	—	—	—	—	1,363	—	1,363

Comprehensive income	$(392)

BALANCE, December 31, 2001	—	3,683,333	$37	14,733,334	$147	$21,179	$1,755	$23,118
—Net income	76	—	—			—	76	76
—Conversion of preferred stock (1:1)	—	14,733,334	147	(14,733,334)	(147)	—	—	—
—Contribution to additional-paid in capital (Note 13)	—	—	—	—	—	1,404	—	1,404
—Cash dividends declared and paid ($0.06 per share) (Note 13)	—	—	—	—	—	—	(1,116)	(1,116)

Comprehensive income	$76

BALANCE, December 31, 2002	—	18,416,667	$184	—	$—	$22,583	$715	$23,482
—Net income	9,489	—	—	—	—	—	9,489	9,489
—Contribution to additional-paid in capital (Note 13)	—	—	—	—	—	1,470	—	1,470
—Issuance of common stock (par value $0.01, at $1.52)	—	9,208,333	92	—	—	13,908	—	14,000

Comprehensive income	$9,489

BALANCE, December 31, 2003	—	27,625,000	$276	—	$—	$37,961	$10,204	$48,441
—Net income	19,605	—	—	—	—	—	19,605	19,605
—Contribution to additional-paid in capital (Note 13)	—	—	—	—	—	764	—	764

Comprehensive income	$19,605

BALANCE, June 30, 2004	—
		27,625,000	$276	—	$—	$38,725	$29,809	$68,810

BALANCE, December 31, 2002	—	18,416,667	$184	—	$—	$22,583	$715	$23,482
—Net income	2,963	—	—	—	—	—	2,963	2,963
—Contribution to additional-paid in capital (Note 13)	—	—	—	—	—	735	—	735
—Issuance of common stock (par value $0.01, at $1.52)	—	9,208,333	92	—	—	13,908	—	14,000

Comprehensive income	$2,963

BALANCE, June 30, 2003	—	27,625,000	$276	—	$—	$37,226	$3,678	$41,180

The accompanying notes are an integral part of these consolidated financial statements

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

(Expressed in thousands of U.S. Dollars)

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2001	2002	2003	2003	2004
Cash Flows from Operating Activities:
Net income (loss)	$(392)	$76	$9,489	$2,963	$19,605
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,347	3,004	3,978	1,622	2,388
Executive management services and rent	1,363	1,404	1,470	735	764
Amortization of financing costs	337	61	73	32	42
Change in fair value of interest rate swaps	—	—	(77)	—	(159)
Recognition and amortization of free lubricants benefit	378	480	(168)	5	(172)
(Increase) Decrease in:
Receivables	(189)	99	12	(43)	46
Due from related parties	2,543	—	(149)	(93)	149
Inventories	(173)	114	(296)	(88)	(11)
Prepayments and other	(76)	55	(52)	(132)	(108)
Increase (Decrease) in:
Accounts payable	348	(177)	503	217	5
Due to related parties	(1,558)	322	(1,329)	(1,329)	209
Accrued liabilities	169	(51)	425	307	(211)
Unearned revenue	34	64	1,339	419	(134)

Net Cash from Operating Activities	5,131	5,451	15,218	4,615	22,413

Cash Flows from Investing Activities:
Advances for vessels under construction	—	—	(8,642)	(6,406)	(8,818)
Vessel acquisitions	(53,011)	—	(44,081)	(22,041)	—

Net Cash used in Investing Activities	(53,011)	—	(52,723)	(28,447)	(8,818)

Cash Flows from Financing Activities:
Proceeds from long-term debt	64,000	—	33,500	16,500	—
Issuance of common stock	—	—	14,000	14,000	—
(Increase) decrease in restricted cash	(1,411)	119	334	(205)	169
Financing costs	(647)	—	(357)	(122)	—
Payments of long-term debt	(13,949)	(3,897)	(4,398)	(1,949)	(3,013)
Cash dividend	—	(1,116)	—	—	—

Net Cash from (used in) Financing Activities	47,993	(4,894)	43,079	28,224	(2,844)

Net increase in cash and cash equivalents	113	557	5,574	4,392	10,751
Cash and cash equivalents at beginning of year/period	1,197	1,310	1,867	1,867	7,441

Cash and cash equivalents at end of year/period	$1,310	$1,867	$7,441	$6,259	$18,192

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year/period for: Interest payments	$2,320	$2,158	$1,476	$351	$1,117

Non-cash financing activities: Executive management services and rent	$1,363	$1,404	$1,470	$735	$764

The accompanying notes are an integral part of these consolidated financial statements

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003 AND JUNE 30, 2003 AND 2004

(Expressed in thousands of United States Dollars—
except share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

        The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. (formerly Diana Shipping Investment Corp.) ("Diana") and its wholly owned subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulker vessels. Diana was formed on March 8, 1999, under the laws of the Republic of Liberia and is the sole owner of all the outstanding bearer shares of the following subsidiaries:

  (a)
  Husky Trading S.A. ("Husky"), incorporated in the Republic of Panama on July 8, 1999, owner of the Bahamas flag 75,336 DWT bulker vessel "Triton", which was built and delivered on March 28, 2001.

  (b)
  Panama Compania Armadora S.A. ("Panama"), incorporated in the Republic of Panama on November 9, 1999, owner of the Bahamas flag 75,211 DWT bulker vessel "Oceanis", which was built and delivered on May 31, 2001.

  (c)
  Skyvan Shipping Company S.A. ("Skyvan"), incorporated in the Republic of Panama on March 18, 1999, owner of the Bahamas flag 75,311 DWT bulker vessel "Nirefs", which was built and delivered on January 31, 2001.

  (d)
  Buenos Aires Compania Armadora S.A. ("Buenos"), incorporated in the Republic of Panama on July 8, 1999, owner of the Bahamas flag 75,247 DWT bulker vessel "Alcyon", which was built and delivered on February 9, 2001.

  (e)
  Eaton Marine S.A. ("Eaton"), incorporated in the Republic of Panama on March 12, 2003, owner of the Greek flag 75,106 DWT (built in 2001) bulker vessel "Danae", which was acquired on July 30, 2003.

  (f)
  Chorrera Compania Armadora S.A. ("Chorrera"), incorporated in the Republic of Panama on July 12, 1993, owner of the Greek flag 75,172 DWT (built in 2001) bulker vessel "Dione", which was acquired on May 8, 2003.

  (g)
  Cypres Enterprises Corp. ("Cypres"), incorporated in the Republic of Panama on September 7, 2000, owner of a 73,630 DWT bulker vessel under construction, "Protefs" (Hull 2301). This vessel was built and delivered on August 31, 2004 (Note 17(a)).

  (h)
  Urbina Bay Trading S.A. ("Urbina"), incorporated in the Republic of Panama on May 29, 2002, owner of a 73,700 DWT bulker vessel under construction, "Amfitrite" (Hull 2302). This vessel had an expected delivery date of November 2004 and the Company entered into a memorandum of agreement to sell the vessel to an unrelated third party (Note 17(c)).

  (i)
  Darien Compania Armadora S.A. ("Darien"), incorporated in the Republic of Panama on December 22, 1993, owner of a 73,700 DWT bulker vessel under construction, "Calipso" (Hull 2303). This vessel has an expected delivery date in February 2005.

  (j)
  Texford Maritime S.A. ("Texford"), incorporated in the Republic of Panama on March 12, 2003, owner of a 73,700 DWT bulker vessel under construction, "Clio" (Hull 2304). This vessel has an expected delivery date in March 2005.

  (k)
  Changame Compania Armadora S.A. ("Changame"), incorporated in the Republic of Panama on November 17, 1999, ex-owner of Hull 1117 (a bulker vessel under construction) which was sold to an unrelated third party on August 11, 2000.

        The operations of the vessels are managed by Diana Shipping Agencies S.A. (the "Manager"), a related Panamanian corporation, which is 65% owned beneficially by the Company's Chief Executive Officer, Simeon Palios, 10% owned by Mr. Palios' two daughters, both over the age of 21, and 25% owned by other individuals who have indirect minority interests in the Company. Prior to the initial public offering discussed in Note 17, the following companies had interests in the Company's common stock: Ironwood Trading Corp., 50% (50% as of June 30, 2004); Corozal Compania Naviera S.A., 25% (0% as of June 30, 2004) and Zoe S. Company Ltd, 25% (50% as of June 30, 2004). Mr. Simeon Palios directly owned approximately 42% and 65% of the common stock of Ironwood Trading Corp. and Corozal Compania Naviera S.A., respectively, beneficially via his personal holding company, Limon Compania Naviera S.A. Furthermore, Mr. Palios indirectly owned approximately 20% of Ironwood Trading Corp. via Corozal Compania Naviara S.A. which owned approximately 30% of the common stock of Ironwood Trading Corp. The Manager has an office in Greece located at Pendelis 16, Palaio Faliro 175 64 Athens Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in exchange for fixed and variable fees (Note 3).

        During 2001, 2002 and 2003 and for the six month periods ended June 30, 2003 and 2004, ten charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

				Six months ended June 30,
	Year ended December 31,
Charterer
	2001	2002	2003	2003	2004
A	29%	42%	25%	21%	25%
B	—	—	—	—	16%
C	—	—	—	—	11%
D	—	—	15%	—	13%
E	—	—	—	—	29%
F	—	—	—	19%	—
G	—	41%	20%	30%	—
H	—	—	15%	16%	—
I	33%	—	—	—	—
J	16%	—	—	—	—

2.    Significant Accounting Policies:

  (a)
  Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b)
  Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)
  Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income (loss) and, accordingly, comprehensive income (loss) equals net income (loss) for all periods presented.

  (d)
  Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year or six month period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end or six month period end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

  (e)
  Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash concerns deposits with certain banks that are used to pay the current loan installments. The funds can only be used for the purposes of loan repayment.

  (f)
  Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2002 and 2003 and as of June 30, 2003 and 2004.

  (g)
  Insurance Claims: Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year or through

    June 30 of each six month period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

  (h)
  Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

  (i)
  Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise these amounts are charged to expense as incurred.

  (j)
  Impairment of Long-Lived Assets: The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of December 31, 2001, 2002 and 2003, and as of June 30, 2003 and 2004, indicated that no impairment loss is required.

  (k)
  Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

  (l)
  Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off to income in the year or six month period of the vessel's sale.

  (m)
  Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

  (n)
  Pension and Retirement Benefit Obligations—Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

  (o)
  Accounting for Revenues and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received either prior to year-end related to revenue applicable to periods after December 31 of each year or prior to period-end related to revenue applicable to periods after June 30 of each six month period.

  (p)
  Repairs and Maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are expensed in the year or six month period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

  (q)
  Earnings (Losses) per Common Share: Basic earnings (losses) per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares deemed outstanding during the year or six month period. Diluted earnings (losses) per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. During the years ended December 31, 2001 and 2002, the Company had issued and outstanding convertible preferred stock. Since the Company reported a net loss for the year ended December 31, 2001, the impact of the conversion of these shares was not considered for the diluted earnings (losses) per common share calculations presented in Note 14 for the year ended December 31, 2001. The Company had no dilutive securities during the year ended December 31, 2003 and in each of the six month periods ended June 30, 2003 and 2004.

  (r)
  Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

  (s)
  Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

  During the year ended December 31, 2003 and during the six month period ended June 30, 2004, the Company had two open interest rate option agreements (cap and floor) which were entered into in order to partially hedge the exposure of interest rate fluctuations associated with the Company's borrowing (Note 12). These option agreements did not meet hedge accounting criteria and the change in the fair value of these option agreements has been included in "Interest and Other Finance Costs" in the accompanying consolidated statements of operations for the year ended December 31, 2003 and for the six month period ended June 30, 2004.

  The off-balance sheet risk in outstanding option agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counter party to these contracts is Fortis Bank (Note 3), a related financial institution. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

  (t)
  Recent Accounting Pronouncements: In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

  In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

  (i)
  Special purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

  (ii)
  Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

  (iii)
  All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

  The adoption of the provisions applicable to SPEs created and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's financial statements. The adoption of the provision applicable to non-SPEs created prior to February 1, 2003 did not have a material impact on the Company's financial statements.

3. Transactions with Related Parties:

  (a)
  Diana Shipping Agencies S.A. (the "Manager"): As discussed in Note 1, the shipowning companies have a management agreement with the Manager, under which management services were provided in exchange for a fixed monthly fee per vessel, which is renewable annually. Furthermore, the Manager charges the shipowning companies 2% commission on all time and voyage charters. The management fees charged by the Manager during the years ended December 2001, 2002 and 2003 and during the six month periods ended June 30, 2003 and 2004, amounted to $456, $576, $728, $308 and $432, respectively, and they are separately reflected in the accompanying consolidated statements of operations. Commissions charged by the Manager during the years ended December 2001, 2002 and 2003 and during the six month periods ended June 30, 2003 and 2004, amounted to $219, $239, $506, $183 and $603, respectively, and they are included under voyage expenses in the accompanying consolidated statements of operations. At December 31, 2002 and 2003 and at June 30, 2003 and 2004, the amounts due from (due to) the Manager amounted to $(1,329), $149, $93, and $(209), respectively, and are separately reflected in the accompanying consolidated balance sheets.

  (b)
  Altair Travel S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is 43% owned beneficially by Mr. Simeon Palios, 36% owned by Mr. Palios' two daughters, and 21% owned by other individuals who have indirect minority interests in the Company. Travel expenses for the years ended December 31, 2001, 2002 and 2003 and for the six month periods ended June 30, 2003 and 2004 amounted to $140, $121, $167, $61 and $68, respectively and are included in vessel operating expenses in the accompanying consolidated statements of operations. No amounts were payable or receivable to/from Altair at December 31, 2002 and 2003 and at June 30, 2003 and 2004.

  (c)
  Fortis Bank ("Fortis") ultimate shareholder of Zoe S. Company S.A. ("Zoe"): On December 30, 2002, a share purchase and subscription agreement was signed by Zoe, Ironwood Trading Corp. (then the sole shareholder of the Company), certain executives (including Mr. Simeon Palios) and the Company. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp. 50% of the then issued and outstanding common share capital of the Company for a fixed sum while the Company and certain executives of the Company were required to observe certain covenants (see Note 13). Zoe is 100% owned by Maas Capital Investments BV; the private equity arm of Fortis Bank ("Fortis"). The following related company transactions occurred between the Company and Fortis:

  (i)
  During the year 2001, four ship-owning companies repaid all outstanding balances under the bridge floating interest loan facility granted by Fortis in the year 2000 (Note 9(g)).

  (ii)
  On July 21, 2003, the Company concluded two separate interest rate option contracts (Cap and Floor) with Fortis for a period of five years (through July 2008) for a notional amount of $38,000 (Note 12).

  (iii)
  On February 19, 2004, the Company entered into an agreement with Fortis whereby Fortis would act as the Company's financial advisor in relation to either a private placement or an initial public offering of new and/or existing securities. Fortis' fee under this agreement is a monthly retainer fee of $50 payable monthly and a success fee of $250 payable at the closing of the initial public offering. As of June 30, 2004, the Company incurred expenses of $200 under this agreement which is included under "General and Administrative expenses" in the accompanying consolidated statement of operations for the six month period ended June 30, 2004. On June 29, 2004, Fortis and the Company suspended this agreement.

4. Inventories:

        The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,		June 30,
	2002	2003	2003	2004
Lubricants	12	268	94	280
Victualling	58	98	64	97

Total	70	366	158	377

5.    Advances for Vessels Under Construction and Acquisitions and Other Vessel Costs:

        The amounts shown in the accompanying consolidated balance sheets as of December 31, 2003, June 30, 2003 and 2004 include payments to sellers of vessels or, in the case of contracted vessels, the shipyards, supervision services and capitalized interest cost, in accordance with the accounting policy discussed in Note 2(i), as analyzed below:

		June 30,
	December 31, 2003
		2003	2004
Advance payments on contract signing	4,058	6,270	4,058
Additional pre-delivery payments	4,059	—	12,162
Construction supervision costs	159	—	476
Capitalized interest	91	28	229
Other related costs	275	108	535

Total	8,642	6,406	17,460

        The movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
Beginning balance	28,940	—	—	—	8,642
Advances for vessels under construction delivered during the year	53,011	—	—	—	—
Advances for vessels under construction and other vessel costs	—	—	8,642	4,194	8,818
Advances for vessels acquisition	—	—	2,212	2,212	—
Transferred to vessel cost	(81,951)	—	(2,212)	—	—

Ending balance	—	—	8,642	6,406	17,460

        As at December 31, 2003 and June 30, 2004, subsidiaries of the Company as disclosed in Note 1, had under construction four panamax dry-bulk carriers at the Jiangnan Shipyard in China:

Vessel Name	Contract Date	Expected Delivery	Contract Amount	Advances and Other Vessel Costs
				December 31, 2003	June 30, 2004
Panamax
Protefs	December 24, 2002	Note 17(a)	20,351	4,242	6,625
Amfitrie	December 24, 2002	Note 17(c)	20,191	2,187	6,407
Calipso	April 29, 2003	February, 2005	20,291	1,105	2,215
Clio	April 29, 2003	March, 2005	20,291	1,108	2,213

		Total	81,124	8,642	17,460

        As of December 31, 2003, remaining contracted payments for the vessels under construction are $8,103 in the first half of 2004, $36,496 in the second half of 2004 and $28,408 in 2005.

6.    Vessels:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2001	81,951	(2,347)	79,604
—Depreciation for the year	—	(3,004)	(3,004)

Balance, December 31, 2002	81,951	(5,351)	76,600
—Transfers from vessels under construction	2,212	—	2,212
—Vessel acquisitions	41,869	—	41,869
—Depreciation for the year	—	(3,978)	(3,978)

Balance, December 31, 2003	126,032	(9,329)	116,703
—Depreciation for the period	—	(2,388)	(2,388)

Balance, June 30, 2004	126,032	(11,717)	114,315

Balance, December 31, 2002	81,951	(5,351)	76,600
—Vessel acquisitions	22,041	—	22,041
—Depreciation for the period	—	(1,622)	(1,622)

Balance, June 30, 2003	103,992	(6,973)	97,019

        Cost of vessels at December 31, 2001, 2002 and 2003 and at June 30, 2003 and 2004, includes $1,951, $1,951, $2,032, $1,992, and $2,032, respectively, of amounts not included in the contract price of the vessels but which are material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2(i).

        At June 30, 2004, all vessels were operating under time charters, the last of which expires in February 2006.

        All Company's vessels, having a total carrying value of $114,315 at June 30, 2004, have been provided as collateral to secure the loans discussed in Note 9.

7.    Deferred Charges:

        The amounts in the accompanying consolidated balance sheets represent unamortized financing costs and are analyzed as follows:

Balance, December 31, 2001	405
—Amortization for the year	(61)

Balance, December 31, 2002	344
—Additions	357
—Amortization for the year	(73)

Balance, December 31, 2003	628
—Amortization for the period	(42)

Balance, June 30, 2004	586

Balance, December 31, 2002	344
—Additions	122
—Amortization for the period	(32)

Balance, June 30, 2003	434

        The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of operations.

8.    Accrued Liabilities:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,		June 30,
	2002	2003	2003	2004
Interest on long-term debt	22	313	429	147
Vessels' operating and voyage expenses	51	250	69	158
General and administrative expenses	118	53	—	100

Total	191	616	498	405

9.    Long-term Debt:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,		June 30,
	Borrower(s)
		2002	2003	2003	2004
(a)	Husky Trading S.A.	13,594	12,656	13,125	12,188
(b)	Panama Compania Armadora S.A.	13,560	12,600	13,080	12,120
(c)	Skyvan Shipping Company S.A.	13,500	12,500	13,000	12,000
(d)	Buenos Aires Compania Armadora S.A	13,500	12,500	13,000	12,000
(e)	Eaton Marine S.A.	—	17,000	—	16,435
(f)	Chorrera Compania Armadora S.A.	—	16,000	16,500	15,500

	Total	54,154	83,256	68,705	80,243
	Less: Current portion	(3,898)	(6,027)	(4,897)	(6,028)

	Long-term portion	50,256	77,229	63,808	74,215

        Loan (a):    Loan for an amount of $15,000, obtained in March 2001 from an unrelated international bank, to refinance Husky's indebtedness of $4,000 under a previous loan agreement (see Loan (g) below), and to partially finance the construction cost of the vessel Triton. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during the years 2003 and 2002 and during the six month periods ended June 30, 2004 and 2003 was 2.54%, 3.27%, 2.40% and 2.60%, respectively, while at December 31, 2003 and 2002 and at June 30, 2004 and 2003, the interest rate (including the margin) was 2.43%, 2.67%, 2.83% and 2.52%, respectively. The outstanding balance of the loan ($12,188) as of June 30, 2004 is payable in 18 equal semi-annual instalments from September 2004 to March 2014, plus a balloon payment of $3,750 payable together with the last instalment.

        Loan (b):    Loan for an amount of $15,000, obtained in May 2001 from an unrelated international bank, to refinance Panama's indebtedness of $4,000 under a previous loan agreement (see Loan (g) below), and to partially finance the construction cost of the vessel Oceanis. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during the years 2003 and

2002 and during the six month periods ended June 30, 2004 and 2003 was 2.55%, 3.59%, 2.42% and 2.57%, respectively, while at December 31, 2003 and 2002 and at June 30, 2004 and 2003, the interest rate (including the margin) was 2.53%, 2.60%, 2.49% and 2.53%, respectively. The outstanding balance of the loan ($12,120) as of June 30, 2004 is payable in 35 equal quarterly instalments from August 2004 to February 2014, plus a balloon payment of $3,720 payable in May 2014.

        Loan (c):    Loan for an amount of $15,000, obtained in January 2001 from an unrelated international bank, to refinance Skyvan's indebtedness of $2,000 under a previous loan agreement (see Loan (g) below), and to partially finance the construction cost of the vessel Nirefs. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during the years 2003 and 2002 and during the six month periods ended June 30, 2004 and 2003 was 2.50%, 3.57%, 2.41% and 2.47%, respectively, while at December 31, 2003 and 2002 and at June 30, 2004 and 2003, the interest rate (including the margin) was 2.42%, 2.53%, 2.40% and 2.53%, respectively. The outstanding balance of the loan ($12,000) as of June 30, 2004 is payable in 18 equal semi-annual instalments from July 2004 to January 2014, plus a balloon payment of $3,000 payable together with the last installment.

        Loan (d):    Loan for an amount of $15,000, obtained in February 2001 from an unrelated international bank, to refinance Buenos' indebtedness of $2,000 under a previous loan agreement (see Loan (g) below), and to partially finance the construction cost of the vessel Alcyon. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during the years 2003 and 2002 and during the six month periods ended June 30, 2004 and 2003 was 2.53%, 3.43%, 2.39% and 2.65%, respectively, while at December 31, 2003 and 2002 and at June 30, 2004 and 2003, the interest rate (including the margin) was 2.41%, 2.56%, 2.40% and 2.65%, respectively. The outstanding balance of the loan ($12,000) as of June 30, 2004 is payable in 18 equal semi-annual instalments from August 2004 to February 2014, plus a balloon payment of $3,000 payable together with the last installment.

        Loan (e):    In July 2003, Eaton concluded a loan for an amount of $17,000 from an unrelated international bank to partially finance the acquisition cost of the vessel Danae. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during the year 2003 and during the six month period ended June 30, 2004 was 2.24%, and 2.23%, respectively, while at December 31, 2003 and at June 30, 2004, the interest rate (including the margin) was 2.27% and 2.68%, respectively. The outstanding balance of the loan ($16,435) as of June 30, 2004 is payable in 19 equal semi-annual instalments from January 2005 to July 2014, plus a balloon payment of $5,700 payable together with the last installment.

        Loan (f):    In March 2003, Chorrera concluded a loan for an amount of $16,500 from an unrelated international bank to partially finance the acquisition cost of the vessel Dione. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during the year 2003 and during the six month periods ended June 30, 2004 and 2003 was 2.52%, 2.44% and 2.54%, respectively, while at December 31, 2003 and at June 30, 2004 and 2003, the interest rate (including the margin) was

2.47%, 2.48% and 2.53%, respectively. The outstanding balance of the loan ($15,500) as of June 30, 2004 is payable in 36 equal quarterly instalments from August 2005 to May 2014, plus a balloon payment of $6,500 payable together with the last installment.

        Loan (g):    In July 2000, Skyvan, Buenos, Changame, Husky and Panama entered into one bridge floating interest loan facility with Fortis Bank for a maximum amount of $16 million to partially finance the construction cost of the vessels. Under the terms of this agreement, all borrowers were jointly and severally liable. In the year 2001, all outstanding balances under this loan agreement were fully repaid with the proceeds from the loans mentioned above, and are detailed as follows: Husky's balance ($4,000) was repaid on March 28, 2001; Panama's balance ($4,000) was repaid on May 30, 2001; Skyvan's balance ($2,000) was repaid on January 31, 2001; Buenos' balance ($2,000) was repaid on February 9, 2001. Changame did not have a balance outstanding.

        The loans are secured as follows:

  •
  First priority mortgages over the borrowers vessels;

  •
  Assignments of insurance and earnings of the mortgaged vessels;

  •
  Personal guarantee of a person nominated by the borrower and accepted by the lender;

  •
  Manager's (Diana Shipping Agencies S.A.) undertaking;

  •
  Pledge over the earnings accounts of the vessels.

        The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding hull cover ratio. In addition, the borrowing companies must maintain minimum working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel owning subsidiary companies are not permitted to pay any dividends to Diana Shipping Inc. without the lenders' prior consent. The restricted net assets of the vessel owning subsidiary companies at December 31, 2003 amounted to $43,865.

        Total interest incurred on long-term debt for the years ended December 31, 2001, 2002 and 2003 and for the six month periods ended June 30, 2003 and 2004 amounted to $2,556, $1,940, $1,775, $762 and $974, respectively. Of the above amounts, $203, $0, $91, $28 and $138, for the years ended December 31, 2001, 2002 and 2003 and for the six month periods ended June 30, 2003 and 2004, respectively, were capitalized as part of vessel cost or as advances for vessels under construction. Interest expense on long-term debt for the years ended December 31, 2001, 2002 and 2003 and for the six month periods ended June 30, 2003 and 2004 is included in interest expense and finance costs, net of interest capitalized, in the accompanying consolidated statements of operations.

        The annual principal payments required to be made after December 31, 2003, are as follows:

Amount
1st half 2004	3,014
2nd half 2004	3,014

2004 Total	6,028
2005	6,028
2006	6,027
2007	6,027
2008	6,028
2009	6,028
2010 and thereafter	47,090

83,256

        On February 21, 2003, Cypres and Urbina signed a secured floating interest rate loan facility with an unrelated international bank for a maximum amount of $31,500 (two tranches of maximum $15,750 each) in order to partially finance the cost of construction and acquisition of Hulls H2301 (Protefs) and H2302 (Amfitrite). The loan facility bears interest at LIBOR plus a margin per annum and both ship-owning companies are jointly and severally liable. As of June 30, 2003, December 31, 2003 and June 30, 2004, no amounts were drawn under this contract.

10.    Contingencies:

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

11.    Voyage and Vessel Operating Expenses:

        The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
Voyage Expenses
Port charges	127	4	9	4	1
Bunkers	417	73	(169)	(152)	39
Commissions charged by third parties	631	599	1,172	418	1,366
Commissions charged by a related party	219	239	506	183	603
Others	100	31	31	13	22

Total	1,494	946	1,549	466	2,031

Vessel Operating Expenses
Crew wages and related costs	1,801	2,198	3,613	1,327	2,295
Insurance	330	437	897	372	536
Repairs and maintenance	132	164	505	160	371
Spares and consumable stores	1,055	869	1,029	299	741
Taxes (Note 15)	1	28	52	24	33
Miscellaneous	113	115	171	44	74

Total	3,432	3,811	6,267	2,226	4,050

        In the year 2001, the Company signed agreements with an unrelated, international supplier for the exclusive supply of lubricants to the vessels Nirefs, Alcyon, Triton and Oceanis, for periods up to December 31, 2005. Under the terms of these contracts, lubricants supplied during the first two years of operations of the vessels were free of charge. The free of charge periods for the four vessels expired between January and May 2003. The market value of lubricants consumed during the free of charge period, for all four vessels, was $1,649.

        The Company classifies lubricant expense in Spares and consumable stores in the aforementioned table of Voyage and Vessel Operating Expenses. During the free lubricant period, the Company recorded the market value of the lubricants consumed as an expense and amortizes the benefit of the free lubricants consumed on a straight-line basis over the periods from the start date of each of the lubricant contracts through December 31, 2005, the date all lubricants contracts will expire. The unamortized balance of the above benefit at December 31, 2002 and 2003 and at June 30, 2003 and 2004 amounted to $858, $690, $863, and $518, respectively, and is reflected in other current and non-current liabilities in the accompanying financial statements.

12.    Interest and Finance Costs:

        The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
Interest on long-term debt	2,353	1,940	1,684	734	836
Amortization and write-off of financing costs	337	61	73	32	42
Financial instruments	—	—	(77)	—	(159)

Total	2,690	2,001	1,680	766	719

        On July 21, 2003, the Company concluded two separate interest rate option contracts (cap and floor) with Fortis Bank for a period of five years (through July 2008) for a notional amount of $38,000. Under the cap option contract, the Company pays a premium of $420 and receives interest (calculated at LIBOR less 5.5%) if LIBOR exceeds 5.5%. Under the floor option contract, the Company receives a premium of $420 and pays interest (calculated at 2.25% less LIBOR) if LIBOR falls below 1%. The Company entered into these agreements in order to partially hedge its exposure to fluctuations in interest rates on its long-term debt. The Company's strategy is to limit the interest rate on a long-term debt principal amount of $38,000, at 5.5% through July 2008. These option agreements did not meet hedge accounting criteria.

        The Company has not paid or received premiums or interest up to June 30, 2004. The fair value of these option agreements at December 31, 2003 and at June 30, 2004, in accordance with SFAS No. 133, was $77 and $236, respectively, and was reflected in Financial Instruments in the accompanying consolidated balance sheets. The positive change in the fair value of these options during the year 2003 and during the six month period ended June 30, 2004, of $77 and $159, respectively, is included in interest and finance costs in the accompanying consolidated statements of operations.

13.    Common Stock and Additional Paid-In Capital:

        The Company's common stock since inception on March 8, 1999 and prior the amendment of its articles of incorporation discussed in Note 17(d), consisted of 100,000 authorized, issued outstanding shares of $10 par value, of which 20,000 were voting common shares and 80,000 were non-voting convertible cumulative preferred shares. On December 16, 2002, as a condition precedent to the share purchase and subscription agreement between the Company, certain executives, Zoe and Ironwood Trading Corp., signed on December 30, 2002 (Note 3(c)), the Company amended its articles of association and increased its authorized shares by 50,000 to total 150,000 authorized shares at $10 par value, and converted the then outstanding preferred shares into common shares at a ratio of 1:1. On December 20, 2002, the Company declared and paid cash dividends of $1,116 to the common stockholders of record on that date.

        At the time of the signing of the share purchase and subscription agreement, Zoe and Ironwood Trading Corp. mutually agreed to authorize the Company to issue 50,000 additional common shares for a total consideration of $14,000 which consideration was based on a fair market valuation of the Company. Accordingly, each shareholder placed $7,000 into an escrow account, which was then released to the Company on the dates mentioned below in exchange for common shares. During the year 2003, the Company issued four allotments of common shares; 8,310 in January for $2,027, 19,643 in March for $5,500, 7,247 in April for $2,029 and 14,800 in May for $4,444. Accordingly, 50,000 common shares were issued during 2003 in exchange for cash consideration of $14,000. This issuance of common stock was allocated to common stock ($500) and additional paid-in capital ($13,500) in the accompanying consolidated statements of stockholders' equity for the year ended December 31, 2003 and for the six-month period ended June 30, 2003.

        Following the restatement of the share and per share data included in the accompanying consolidated financial statements to reflect the stock dividend of 27,475,000 shares, discussed in Note 17(d), outstanding for all periods presented, as of December 31, 2002, and 2003 and as of June 30, 2003 and 2004, issued and outstanding common stock amounted to $184, $276, $276 and $276, respectively. As of December 31, 2001 issued and outstanding preferred stock amounted to $147. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

        The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with Diana Shipping Services S.A. to the Company, as well as the value of the lease expense for the office space and of the secretarial services that are provided to the Company at no additional charge by Diana Shipping Services S.A. The value of the above services and free office space was estimated as $1,363, $1,404, $1,470, $735 and $764, for the years ended December 31, 2001, 2002 and 2003 and the six month periods ended June 30, 2003 and 2004, respectively, and is recorded as executive management services and rent in the accompanying consolidated statements of operations and as a contribution to additional paid-in capital in the related consolidated statements of stockholders' equity. The principal stockholder of the Company is also the principal stockholder of Diana Shipping Agencies S.A. (DSA) and Diana Shipping Services S.A. (DSS). On February 21, 2005 the Company entered into direct employment agreements with individuals who will provide executive management services previously provided by DSA. In addition the Company will occupy office space and receive secretarial services both provided by DSS (see Note 17(e)). The value of the above services was determined by reference to the amounts in the employment agreements and lease agreement between DSS and the future owner of the office space presently occupied by DSS. The amounts relating to the management services were discounted for the effect of the salary increases during the years 2001 (3.01%), 2002 (4.75%), 2003 (4.00%) and 2004 (4.92%) as determined by the collective agreements governing the employment of shoreside personnel by shipping companies in Greece, which approximate inflation rates, while the amounts relating to the rent were discounted for the effect of the inflation rates. The management fees to be charged by DSS are expected to be $15 per vessel per month plus a 2% commission; previously the management fees charged by DSA were $12 per vessel plus a 2% commission.

        Under the share purchase and subscription agreement between the Company, certain executives, Zoe and Ironwood Trading Corp., signed on December 30, 2002 (Note 3), the Company and its executives are required to obtain approval from all stockholders (i.e., unanimous consent) before they initiate or undertake any of the following: declare or pay dividends, modify the authorized or issued share capital of the Company, appoint or terminate the Manager, obtain loans or advances, issue guarantees, acquire or sell vessels or other assets, and various other actions.

14.    Earnings Per Common Share:

        The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
Income (Loss):
Income (Loss) available to common stockholders	(392)	76	9,489	2,963	19,605
Basic earnings (losses) per share:
Weighted average Common shares outstanding	3,683,333	4,297,161	25,340,596	23,056,193	27,625,000
Diluted earnings (losses) per share:
Weighted average Common shares—diluted	3,683,333	18,416,667	25,340,596	23,056,193	27,625,000
Basic earnings (losses) per common share	$(0.11)	$0.02	$0.37	$0.13	$0.71
Diluted earnings (losses) per common share	$(0.11)	$0.00	$0.37	$0.13	$0.71

        During the years ended December 31, 2001 and 2002, the Company had issued and outstanding convertible preferred stock. Since the Company reported a net loss for the year ended December 31, 2001, the impact of the conversion of these shares was not considered for the 2001 diluted earnings (losses) per common share calculation presented above.

15.    Income Taxes:

        Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

        Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, upon completion of the public offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

16.    Financial Instruments:

        The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

  (a)
  Interest Rate Risk:    The Company's interest rates and long-term loan repayment terms are described in Note 9.

  (b)
  Concentration of Credit Risk:    Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

  (c)
  Fair Value:    The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans bearing interest at variable interest rates approximate the recorded values. The fair market value of the non-hedging option agreements mentioned in Note 12, at December 31, 2003 and at June 30, 2004 was $77 and $236, respectively, and has been included in Financial instruments in the accompanying consolidated balance sheets.

17.    Subsequent Events:

  (a)
  Delivery of Vessel and Draw-down of Loan:    On August 31, 2004, the vessel Protefs was delivered to Cypres. On August 26, 2004, Cypres drew-down one tranche of $15,750 from the secured floating interest rate loan facility (Note 9) and, on the same date, the remaining outstanding balance, of $14,351, was paid to the shipyard.

  (b)
  Payment of Dividends:    On August 30, 2004, the Board of Directors of Diana approved the declaration and payment of dividends totaling $17,000 ($0.62 per share). On September 2, 2004, Diana effected the payment to the common stockholders of record as of August 30, 2004. Furthermore, the Company in December 2004 declared and paid dividends in the amount of $34,000 (unaudited) and in February 2005 declared dividends in the amount of $14,000 (unaudited). The Company has obtained the required consents from the lending banks for the payment of the dividends.

  (c)
  Sale of Vessel (Unaudited):    On October 20, 2004, the Company signed a Memorandum of Agreement with an unrelated third party for the sale of Amfitrite (Hull 2302) for an amount of $42,000. Under the terms of the agreement, the buyer paid a 10% advance to the Company on October 25, 2004, of $4,200. The Company took delivery of Amfitrite from the Jiangnan Shipyard on November 22, 2004 and on the same date delivered the vessel to her new owners and collected the balance ($37,800) of the sale price. The vessel's cost amounted to $21,066 (contract amount of $20,191 and other capitalized costs of $875). This sale, after the related sales expenses of $952, resulted in a gain of $19,982 which will be included in non-operating income, as a separate line item, in the Company's financial statements for the year ended December 31, 2004.

  (d)
  Company's Country of Incorporation:    On February 15, 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands. Furthermore, under the amended articles of incorporation the Company's authorized capital stock increased to 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock. In addition the Company within the context of its initial public offering discussed below, on February 15, 2005, reduced the par value of the 150,000 shares of Diana Shipping Investment Corp. from $10.00 per share to $0.01 per share and on February 21, 2005 issued in the form of dividends 27,475,000 new shares of common stock at their par value. The share and per share data included in the accompanying consolidated financial statements have been restated to reflect the stock dividend of 27,475,000 shares outstanding for all periods presented.

  (e)
  Initial Public Offering (Unaudited):    In September 2004, the Company commenced preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. Following the completion of the initial public offering, it is expected that existing stockholders, assuming that the underwriters' over-allotment option is not exercised, will own directly or indirectly approximately 69.1% of the Company's outstanding shares of common stock. In addition, within the context of the acquisition discussed in Note 18, the Company will enter into an agreement with Diana Shipping Services S.A. ("DSS"), pursuant to which DSS will provide the Company with office space and secretarial services for no additional charge. The value of the annual rental for the office space and the secretarial services is estimated as approximately $150 until the acquisition of DSS discussed in Note 18 occurs. Furthermore, the Company and all parties to the share purchase and subscription agreement, signed on December 30, 2002 (Notes 3 and 13), intend to irrevocably terminate the agreement prior to the closing of the initial public offering.

  (f)
  Equity Incentive Plan (Unaudited).    The Company adopted an equity incentive plan (the plan) which entitles the Company's officers, key employees and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock was reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company's Board of Directors. Under the terms of the plan, no options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering discussed above. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering discussed above.

18.    Pro Forma Information (Unaudited):

        In February 2005 and within the context of the initial public offering discussed in Note 17(e) above, the Company entered into an agreement with the stockholders of Diana Shipping Services S.A. ("DSS"), a vessel management company related through common control, pursuant to which the Company may exercise an option to purchase 100% of the issued and outstanding shares of DSS at any time between the 13th month through the 24th month, inclusive, following the consummation of the public offering for cash consideration of $20,000. The majority shareholding (65%) of DSS is beneficially owned by the Company's Chief Executive Officer, Mr. Simeon Palios. Pursuant to this agreement, the current DSS stockholders may also exercise an option to sell all, but not less than all, of their outstanding shares to the Company for the same consideration at any time during the 12-month period following the consummation of the public offering. The Company expects to pay these amounts from the proceeds of additional debt. The Company intends to exercise its option to acquire DSS if the current DSS stockholders have not exercised their option prior to such time. When DSS is acquired by the Company, the transaction will be recorded at historical cost due to common control. DSS net assets amounted to $500 as of September 30, 2004. The amount in excess of DSS historical book value will be reflected as a reduction in net income in the period the acquisition is consummated as a preferential deemed dividend. Effective November 12, 2004, DSS manages the operations of the Company's vessel in substitution of Diana Shipping Agencies S.A. (Note 1).

        As the total amount $48,000 of the dividends paid in December 2004 and declared in February 2005, as further discussed in Note 17(b), exceeded net income for the 12-month period ended September 30, 2004, pro forma earnings per common share are presented in the accompanying December 31, 2003 consolidated statement of operations, giving effect to the additional number of shares that would be required to be issued at an assumed initial public offering price of [$16.00] per share (the mid-point of the expected range of [$15.00] to [$17.00] per share) to pay the amount of dividends that exceeds net income for the 12-month period ended September 30, 2004. Furthermore, the portion of the consideration to purchase DSS that exceeds the carrying value of DSS net assets at September 30, 2004 of $19,500 is considered to be a preferential deemed dividend and it is reflected as a reduction of net income in the presentation of the pro forma net loss and the consequent effects of this reduction in net income is also reflected in the pro forma losses per share.

        The calculations of the pro forma losses per common share discussed above are as follows:

Calculation of number of additional shares to be issued:
Net income for the year ended December 31, 2003	$9,489
Less net income for the nine-month period ended September 30, 2003	(6,090)
Plus net income for the nine-month period ended September 30, 2004	28,513

Net income for the twelve-month period ended September 30, 2004	31,912
Amount of dividends	(48,000)

Excess of dividends over earnings	$(16,088)

Number of shares required to be issued at [$16.00] per share to pay excess of dividends over earnings	[1,005,500 ]

        Calculation of pro forma earnings (losses) per common share:

	Year ended December 31, 2003
Net income		$9,489
Less: Preferential deemed dividend		(19,500)

Pro forma net loss, available to common stockholders		(10,011)

Number of shares required to be issued at [$16.00] per share to pay excess of dividends over earnings		[1,005,500	]
Weighted average common shares outstanding, basic and diluted—historical		25,340,596

Weighted average common shares outstanding, basic and diluted—for pro forma calculation		[26,346,096	]

Pro forma losses per common share, basic and diluted	$	[(0.38	)]

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2004 (UNAUDITED) AND DECEMBER 31, 2003
(Expressed in thousands of U.S. Dollars—except share and per share data)

		SEPTEMBER 30, 2004
	DECEMBER 31, 2003	ACTUAL	PRO FORMA
	(Note 1)	(Unaudited)	(Unaudited) (Note 10)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,441	$8,661	$8,661
Accounts receivable, trade	78	144	144
Due from related companies	149	—	—
Inventories	366	568	568
Prepaid insurance and other	80	451	451
Restricted cash	958	272	272

Total current assets	9,072	10,096	10,096

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs	8,642	13,143	13,143

Vessels	126,032	147,269	147,269
Accumulated depreciation	(9,329)	(12,995)	(12,995)

Vessels' Net Book Value	116,703	134,274	134,274

Total fixed assets	125,345	147,417	147,417

OTHER NON-CURRENT ASSETS:
Deferred charges, net	628	567	567
Financial instruments	77	80	80

Total assets	$135,122	$158,160	$158,160

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$6,027	$7,078	$7,078
Dividends payable	—	—	67,500
Accounts payable, trade	602	876	876
Accounts payable, other	80	635	635
Due to related companies	—	180	180
Accrued liabilities	616	587	587
Unearned revenue	1,437	883	883
Other current liabilities	345	345	345

Total current liabilities	9,107	10,584	78,084

LONG-TERM DEBT, net of current portion	77,229	86,391	86,391

OTHER NON-CURRENT LIABILITIES	345	85	85

COMMITMENTS AND CONTINGENCIES	—	—	—

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued.	—	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 27,625,000 issued and outstanding at September 30, 2003 and 2004.	276	276	276
Additional paid-in capital	37,961	39.107	39,107
Retained earnings (accumulated deficit)	10,204	21,717	(45,783)

Total stockholders' equity (deficit)	48,441	61,100	(6,400)

Total liabilities and stockholders' equity	$135,122	$158,160	$158,160

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2004

(Expressed in thousands of U.S. Dollars — except share and per share data)

	NINE MONTHS ENDED SEPTEMBER 30,
	2003	2004
	(Unaudited)	(Unaudited)
REVENUES:
Voyage and time charter revenues	$16,528	$45,387
EXPENSES:
Voyage expenses	954	3,087
Vessel operating expenses	4,036	6,767
Depreciation	2,777	3,666
Management fees	512	660
Executive management services and rent	1,103	1,146
General and administrative expenses	60	211

Operating income	7,086	29,850

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,006)	(1,408)
Interest income	20	73
Foreign currency losses	(10)	(2)

Total other expenses, net	(996)	(1,337)

Net Income	$6,090	$28,513

Earnings per common share, basic and diluted	$0.25	$1.03

Weighted average number of common shares, basic and diluted	24,579,068	27,625,000

Pro forma earnings per common share, basic and diluted	$—	$0.32

Pro forma weighted average number of common shares, basic and diluted	—	28,630,000

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2004

(Expressed in thousands of U.S. Dollars — except share and per share data)

		Common Stock
	Comprehensive Income	# of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2002	—	18,416,667	$184	$22,583	$715	$23,482
–Net income for the nine month period	6,090	—	—	—	6,090	6,090
–Contribution to additional paid-in capital	—	—	—	1,103	—	1,103
–Issuance of common stock (par value $0.01 at $1.52)	—	9,208,333	92	13,908	—	14,000

Comprehensive income	$6,090

BALANCE, September 30, 2003	—	27,625,000	$276	$37,594	$6,805	$44,675

BALANCE, December 31, 2003	—	27,625,000	$276	$37,961	$10,204	$48,441
–Net income for the nine month period	28,513	—	—	—	28,513	28,513
–Contribution to additional paid-in capital	—	—	—	1,146	—	1,146
–Cash dividends declared and paid ($0.62 per share)	—	—	—	—	(17,000)	(17,000)

Comprehensive income	$28,513

BALANCE, September 30, 2004	—	27,625,000	$276	$39,107	$21,717	$61,100

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2004

(Expressed in thousands of U.S. Dollars)

	NINE MONTHS ENDED SEPTEMBER 30,
	2003	2004
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income	$6,090	$28,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,777	3,666
Executive management services and rent	1,103	1,146
Amortization of financing costs	52	61
Change in fair value of interest rate swaps	(90)	(3)
Recognition and amortization of free lubricants benefit	(81)	(259)
(Increase) Decrease in:
Receivables	43	(66)
Due from related parties	(1,117)	149
Inventories	(269)	(202)
Prepayments and other	(263)	(371)
Increase (Decrease) in:
Accounts payable	588	829
Due to related parties	(169)	180
Accrued liabilities	(3)	(29)
Unearned revenue	203	(554)

Net Cash from Operating Activities	8,864	33,060

Cash Flows from Investing Activities:
Advances for vessels under construction	(5,389)	(11,388)
Vessel acquisitions	(44,081)	(14,351)

Net Cash used in Investing Activities	(49,470)	(25,739)

Cash Flows from Financing Activities:
Proceeds from long-term debt	33,500	15,750
Issuance of common stock	14,000	—
Decrease in restricted cash	1,173	686
Financing costs	(296)	—
Payments of long-term debt	(3,908)	(5,537)
Cash dividend	—	(17,000)

Net Cash from (used in) Financing Activities	44,469	(6,101)

Net increase in cash and cash equivalents	3,863	1,220
Cash and cash equivalents at beginning of period	1,867	7,441

Cash and cash equivalents at end of period	$5,730	$8,661

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for Interest:
Interest payments	$1,047	$1,725

Non-cash financing activities:
Executive management services and rent	$1,103	$1,146

DIANA SHIPPING INC.
(Formerly Diana Shipping Investment Corp.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004
(Expressed in thousands of United States Dollars—
except share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

        The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. (formerly Diana Shipping Investment Corp.) ("Diana") and its wholly owned subsidiaries (collectively, the "Company").

        The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operation and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2004.

        The financial statements presented in this report should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in the registration statement.

        The balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

        The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulker vessels. Diana was formed on March 8, 1999, under the laws of the Republic of Liberia and is the sole owner of all the outstanding bearer shares of the following subsidiaries:

  (a)
  Husky Trading S.A. ("Husky"), incorporated in the Republic of Panama on July 8, 1999, owner of the Bahamas flag 75,336 DWT bulker vessel "Triton", which was built and delivered on March 28, 2001.

  (b)
  Panama Compania Armadora S.A. ("Panama"), incorporated in the Republic of Panama on November 2, 1999, owner of the Bahamas flag 75,211 DWT bulker vessel "Oceanis", which was built and delivered on May 31, 2001.

  (c)
  Skyvan Shipping Company S.A. ("Skyvan"), incorporated in the Republic of Panama on March 18, 1999, owner of the Bahamas flag 75,311 DWT bulker vessel "Nirefs", which was built and delivered on January 31, 2001.

  (d)
  Buenos Aires Compania Armadora S.A. ("Buenos"), incorporated in the Republic of Panama on July 8, 1999, owner of the Bahamas flag 75,247 DWT bulker vessel "Alcyon", which was built and delivered on February 9, 2001.

  (e)
  Eaton Marine S.A. ("Eaton"), incorporated in the Republic of Panama on March 12, 2003, owner of the Greek flag 75,106 DWT (built in 2001) bulker vessel "Danae", which was acquired on July 30, 2003.

  (f)
  Chorrera Compania Armadora S.A. ("Chorrera"), incorporated in the Republic of Panama on July 12, 1993, owner of the Greek flag 75,172 DWT (built in 2001) bulker vessel "Dione", which was acquired on May 8, 2003.

  (g)
  Cypres Enterprises Corp. ("Cypres"), incorporated in the Republic of Panama on September 7, 2000, owner of a 73,630 DWT bulker vessel under construction, "Protefs" (Hull 2301). This vessel was built and delivered on August 31, 2004.

  (h)
  Urbina Bay Trading S.A. ("Urbina"), incorporated in the Republic of Panama on May 29, 2002, owner of a 73,700 DWT bulker vessel under construction, "Amfitrite" (Hull 2302). This vessel was delivered to the Company in November 2004 and was sold to an unrelated third party (Note 9(a)).

  (i)
  Darien Compania Armadora S.A. ("Darien"), incorporated in the Republic of Panama on December 22, 1993, owner of a 73,700 DWT bulker vessel under construction, "Calipso" (Hull 2303). This vessel has an expected delivery date of February 2005.

  (j)
  Texford Maritime S.A. ("Texford"), incorporated in the Republic of Panama on March 12, 2003, owner of a 73,700 DWT bulker vessel under construction, "Clio" (Hull 2304). This vessel has an expected delivery date of March 2005.

  (k)
  Changame Compania Armadora S.A. ("Changame"), incorporated in the Republic of Panama on November 17, 1999, ex-owner of Hull 1117 (a bulker vessel under construction) which was sold to an unrelated third party on August 11, 2000.

        During the nine month periods ended September 30, 2003 and 2004, eight charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

	Nine months ended Septebmer 30,
Charterer
	2003	2004
A	19%	27%
B	—	17%
C	—	12%
D	13%	16%
E	—	22%
F	13%	—
G	25%	—
H	16%	—

2.    Adoption of New Accounting Standards:

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entries—An Interpretation of Accounting Research

Bulletin ("ARB") No.51. This interpretation provides guidance on how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter on interim period ending after December 15, 2003 for variable interest entities created before February 1, 2003. The adoption of FIN 46 did not have an impact on the Company's results of operations or financial position.

3.    Inventories:

        The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2003	September 30, 2004
Lubricants	268	452
Victualling	98	116

Total	366	568

4.    Advances for Vessels Under Construction and Acquisitions and Other Vessel Costs:

        The amounts shown in the accompanying consolidated balance sheets as of December 31, 2003 and September 30, 2004 include payments to sellers of vessels or, in the case of contracted vessels, the shipyards, supervision services and capitalized interest cost, as analyzed below:

	December 31, 2003	September 30, 2004
Advance payments on contract signing	4,058	3,043
Additional pre-delivery payments	4,059	9,103
Construction supervision costs	159	380
Capitalized interest	91	205
Other related costs	275	412

Total	8,642	13,143

        As at December 31, 2003 and September 30, 2004, subsidiaries of the Company as disclosed in Note 1, had under construction four and three panamax dry-bulk carriers at the Jiangnan Shipyard in China, respectively:

				Advances and Other Vessel Costs
Vessel Name	Contract Date	Expected Delivery	Contract Amount	December 31, 2003	September 30, 2004
Panamax
Protefs	December 24, 2002	Note 5	20,351	4,242	—
Amfitrite	December 24, 2002	Note 9(a)	20,191	2,187	6,563
Calipso	April 29, 2003	February, 2005	20,291	1,105	4,312
Clio	April 29, 2003	March, 2005	20,291	1,108	2,268

		Total	81,124	8,642	13,143

5.    Vessels:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2002	81,951	(5,351)	76,600
—Transfers from vessels under construction	2,212	—	2,212
—Vessel acquisitions	41,869	—	41,869
—Depreciation for the year	—	(3,978)	(3,978)

Balance, December 31, 2003	126,032	(9,329)	116,703
—Transfers from vessels under construction	6,886	—	6,886
—Vessel acquisitions	14,351	—	14,351
—Depreciation for the period	—	(3,666)	(3,666)

Balance, September 30, 2004	147,269	(12,995)	134,274

        On August 31, 2004, the vessel Protefs was delivered to Cypres. On August 26, 2004, Cypres drew-down one tranche of $15,750 from the secured floating interest rate loan facility signed on February 21, 2003 between the ship owning companies Cypres and Urbina with an unrelated international bank for a maximum amount of $31,500 (two tranches of maximum $15,750 each) in order to partially finance the cost of construction and acquisition of Hulls H2301 (Protefs) and H2302 (Amfitriti). On the same date, the remaining outstanding balance, of $14,351, was paid to the shipyard.

6.    Deferred Charges:

        The amounts in the accompanying consolidated balance sheets represent unamortized financing costs and are analyzed as follows:

Balance, December 31, 2002	344
—Additions	357
—Amortization for the year	(73)

Balance, December 31, 2003	628
—Amortization for the period	(61)

Balance, September 30, 2004	567

        The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

7.    Contingencies:

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

8.    Earnings Per Common Share:

        The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Nine months ended September 30,
	2003	2004
Income:
Income available to common shareholders	6,090	28,513
Basic earnings per share:
Weighted average Common shares outstanding	24,579,068	27,625,000
Diluted earnings per share:
Weighted average Common shares—diluted	24,579,068	27,625,000
Basic earnings per common share	$0.25	$1.03
Diluted earnings per common share	$0.25	$1.03

        On August 30, 2004, the Board of Directors of Diana approved the declaration and payment of dividends totaling $17,000 ($0.62 per share) after obtaining consents from its respective lending banks. On September 2, 2004, Diana effected the payment to the common shareholders of record as of August 30, 2004.

9.    Subsequent Events:

  (a)
  Sale of Vessel: On October 20, 2004, the Company signed a Memorandum of Agreement with an unrelated third party for the sale of Amfitrite (Hull 2302) for an amount of $42,000. Under the terms of the agreement, the buyer paid a 10% advance to the Company on October 25, 2004, of $4,200. The Company took delivery of Amfitrite from the Jiangnan Shipyard on November 22, 2004 and on the same date delivered the vessel to her new owners and collected the balance ($37,800) of the sale price. The vessel's cost amounted to $21,066 (contract amount of $20,191 and other capitalized costs of $875). This sale, after the related sales expenses of $952, resulted in a gain of $19,982 which will be included in non-operating income, as a separate line item, in the Company's financial statements for the year ended December 31, 2004. Consequently, the related tranche of the secured floating interest rate loan facility discussed in Note 5, was cancelled. The cancellation fee paid by the Company amounted to $79.

  (b)
  New Credit Facility: On November 3, 2004, the Company accepted a commitment letter from Royal Bank of Scotland for a $230 million secured revolving credit facility. The facility will be used to acquire additional dry bulk carrier vessels or cellular container ships, for the acquisition of Diana Shipping Services S.A. ("DSS") as further discussed in Note 10 and for working capital. The maturity of the credit facility is ten years and the interest rate on amounts drawn will be at Libor plus margin. The facility will be available in full for five years then reducing over a period of five years in semiannual amounts of $13.5 million with a $75.0 million balloon payment at maturity. The credit facility will be secured by first priority mortgages over the Company's vessels and assignments of earnings and insurances.

  (c)
  Newly Established Wholly Owned Subsidiary and Purchase of Vessel: On November 15, 2004, the Company established Cerada International S.A ("Cerada") to be the owner of the bulker vessel "Pantelis SP". Cerada was incorporated in the Republic of Panama. On November 16, 2004, the Company signed a memorandum of agreement with an unrelated third party for the purchase of a French flag 169,883 DWT (built: 1999) bulker vessel "Pantelis SP", for an amount of $63,500. The expected delivery date of the vessel is March 2005. On November 19, 2004, the Company made an advance payment (10% of purchase price) of $6,350 and the remaining balance is payable on delivery of vessel.

  (d)
  Termination of Interest Rate Option Contracts: On November 15, 2004, the Company terminated its two outstanding interest rate option contracts (Cap and Floor) with Fortis Bank, its related party. This transaction resulted in gain amount of $86 in the Company's favour which was transferred, on the same date, to the Company's account with Fortis Bank.

  (e)
  Company's Country of Incorporation: On February 15, 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands. Furthermore, under the amended articles of incorporation the Company's authorized capital stock increased to 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock. In addition the Company within the context of its initial public offering discussed below, on February 15, 2005, reduced the par value of the 150,000 shares of Diana Shipping Investment Corp. from $10.00 per share to $0.01 per share and on February 21, 2005 declared and issued in the form of dividends 27,475,000 new shares of common stock at their par value. The share and per share amounts included in the accompanying consolidated financial statements have been restated to reflect the stock dividend of 27,475,000 shares outstanding for all periods presented.

  (f)
  Initial Public Offering (Unaudited): In September 2004, the Company commenced preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. Following the completion of the initial public offering, it is expected that existing stockholders, assuming that the underwriters' over-allotment option is not exercised, will own directly or indirectly approximately 69.1% of the Company's outstanding shares of common stock. In addition, within the context of the acquisition discussed in Note 10, the

    Company will enter into an agreement with Diana Shipping Services S.A. ("DSS"), pursuant to which DSS will provide the Company with office space and secretarial services for no additional charge. The fair value of the annual rental for the office space and the secretarial services is estimated as approximately $150 until the acquisition of DSS occurs. Furthermore, the Company and all parties to the share purchase and subscription agreement, signed on December 30, 2002, intend to irrevocably terminate the agreement prior to the closing of the initial public offering.

  (g)
  Payment and Declaration of Dividends: In December 2004, the Company declared and paid dividends in the amount of $34,000 ($1.23 per share). Furthermore, in February 2005 the Company declared dividends in the amount of $14,000 ($0.51 per share). The Company has obtained the required consents from the lending banks for the payment of the dividends.

  (h)
  Equity Incentive Plan (Unaudited): The Company adopted an equity incentive plan (the plan) which entitles the Company's officers, key employees and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock was reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company's Board of Directors. Under the terms of the plan, no options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering discussed above. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering.

  (i)
  Appointment of new manager Effective November 12, 2004 and following the termination of the management agreements with Diana Shipping Agencies S.A., the operations of the vessels are managed by Diana Shipping Services S.A. ("DSS" or "Manager"), a related Panamanian corporation. The principal stockholder of the Company is also the principal stockholder of Diana Shipping Agencies S.A. and DSS. Based on the new management agreements, the Manager provides the Company with a wide range of shipping services, such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for fixed monthly fee of $15 per vessel plus 2% (on hire and freight) of the gross income, for a non specific period of time provided that such agreement may be terminated by either party giving three months notice at any time.

10.    Pro Forma Information:

        In February 2005 and within the context of the initial public offering discussed in Note 9(f) above, the Company entered into an agreement with the stockholders of Diana Shipping Services S.A. ("DSS"), a vessel management company related through common control, pursuant to which the Company may exercise an option to purchase 100% of the issued and outstanding shares of DSS at any time between the 13th month through the 24th month, inclusive, following the consummation of the public offering for cash consideration of $20,000. The majority shareholding (65%) of DSS is beneficially owned by the Company's Chief Executive Officer, Mr. Simeon Palios. Pursuant to this agreement, the current DSS stockholders may also exercise an option to sell all, but not less than all, of their outstanding shares to the Company for the same consideration at any time during the 12-month period following the consummation of the public offering. The Company expects to pay these amounts from the proceeds of additional debt. The Company intends to exercise its option to acquire DSS if the current DSS stockholders have not exercised their option prior to such time. When DSS is acquired by the Company, the transaction will be recorded at historical cost due to common control. DSS net assets amounted to $500 as of September 30, 2004. The amount in excess of DSS historical book value will be reflected as a reduction in net income in the period the acquisition is consummated as a preferential deemed dividend. Effective November 12, 2004, DSS manages the operations of the Company's vessel in substitution of Diana Shipping Agencies S.A.

        The portion of the consideration to purchase DSS that exceeds the carrying value of DSS net assets at September 30, 2004 of $19,500 is reflected in the pro forma presentation of the Company's consolidated balance sheet as of September 30, 2004 together with the dividends of $34,000 and $14,000 that the Company paid to its stockholders in December 2004 and declared in February 2005, respectively, as a reduction in retained earnings. Furthermore, as the $19,500 mentioned above is considered to be a preferential deemed dividend, it is reflected as a reduction of net income in the presentation of the pro forma net income (loss) and the consequent effect of this reduction in net income is also reflected in the pro forma earnings (losses) per share. In addition, as the total amount ($48,000) of distribution exceeded net income for the 12 month-period ended September 30, 2004, pro forma earnings (losses) per common share are presented in the accompanying September 30, 2004 consolidated statement of income, giving effect to the additional number of shares that would be required to be issued at an assumed initial public offering price of [$16.00] per share (the mid point of the expected range of [$15.00] to [$17.00] per share) to pay the amount of dividends that exceeds net income for the 12 month-period ended September 30, 2004. The proposed acquisition of DSS does not meet the quantitative thresholds for a significant acquisition and therefore the pro forma presentation does not include the acquisition of DSS.

        The calculations of the pro forma earnings per common share discussed above are as follows:

Calculation of number of additional shares to be issued:
Net income for the year ended December 31, 2003	$9,489
Less net income for the nine-month period ended September 30, 2003	(6,090)
Plus net income for the nine-month period ended September 30, 2004	28,513

Net income for the twelve-month period ended September 30, 2004	31,912
Amount of dividends	(48,000)

Excess of dividends over earnings	$(16,088)

Number of shares required to be issued at [$16.00] per share to pay excess of dividends over earnings	[1,005,500 ]

                Calculation of pro forma earnings per common share:

	Nine Months ended September 30, 2004
Net income	$28,513
Less: Preferential deemed dividend	(19,500)

Pro forma net income available to common stockholders	9,013

Number of shares required to be issued at [$16.00] per share to pay excess of dividends over earnings	[1,005,500	]
Weighted average common shares outstanding, basic and diluted—historical	27,625,000

Weighted average common shares outstanding, basic and diluted— for pro forma calculation	[28,630,500	]

Pro forma earnings per common share, basic and diluted	$0.32

Schedule I—Condensed Financial Information of Diana Shipping Inc.
(Formerly Diana Shipping Investment Corp.)

BALANCE SHEETS
DECEMBER 31 2002 AND 2003
JUNE 30, 2003 AND 2004

(Expressed in thousands of U.S. Dollars—except share and per share data)

	DECEMBER 31,		JUNE 30,
	2002	2003	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$2,717	$2,888	$14,696
Investments	23,600	53,238	39,112	80,769

Total assets	$23,600	$55,955	$42,000	$95,465

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Intercompany account	$—	$7,514	$820	$26,555
Other current liabilities	118	—	—	100

	118	7,514	820	26,655

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued.	—	—	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 18,416,667 issued and outstanding at December 31, 2002; 27,625,000 issued and outstanding at December 31, 2003 and at June 30, 2003 and 2004.	184	276	276	276
Additional paid-in capital	22,583	37,961	37,226	38,725
Retained earnings	715	10,204	3,678	29,809

Total stockholders' equity	23,482	48,441	41,180	68,810

Total liabilities and stockholders' equity	$23,600	$55,955	$42,000	$95,465

Schedule I—Condensed Financial Information of Diana Shipping Inc.
(Formerly Diana Shipping Investment Corp.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

(Expressed in thousands of U.S. Dollars—except share and per share data)

	YEAR ENDED DECEMBER 31,			ENDED JUNE 30,
	2001	2002	2003	2003	2004
REVENUES:
Equity in net income (loss) of subsidiaries	$(392)	$194	$9,549	$3,021	$19,770
Interest income	—	—	8	—	35
EXPENSES:
Foreign exchange losses	—	—	3	3	—
General and administrative expenses	—	118	65	55	200

Net Income (Loss)	$(392)	$76	$9,489	$2,963	$19,605

Earnings (Loss) per common share, basic	$(0.11)	$0.02	$0.37	$0.13	$0.71

Weighted average number of shares, basic	3,683,333	4,297,161	25,340,596	23,056,193	27,625,000

Earnings (Losses) per common share, diluted	(0.11)	0.00	0.37	0.13	0.71

Weighted average number of shares, diluted	3,683,333	18,416,667	25,340,596	23,056,193	27,625,000

Pro forma losses per common share, basic and diluted	$—	$—	$(0.38)	$—	$—

Pro forma weighted average number of common shares, basic and diluted	—	—	26,346,096	—	—

Schedule I—Condensed Financial Information of Diana Shipping Inc.
(Formerly Diana Shipping Investment Corp.)

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31 2001, 2002 AND 2003
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

(Expressed in thousands of U.S. Dollars — except share and per share data)

		Common Stock		Preferred Stock
	Comprehensive Income (Loss)	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2000	—	3,683,333	$37	14,733,334	$147	$19,816	$2,147	$22,147
—Net loss	(392)	—	—	—	—	—	(392)	(392)
—Contribution to additional-paid in capital	—	—	—	—	—	1,363	—	1,363

Comprehensive income	$(392)

BALANCE, December 31, 2001	—	3,683,333	$37	14,733,334	$147	$21,179	$1,755	$23,118
—Net income	76	—	—			—	76	76
—Conversion of preferred stock (1:1)	—	14,733,334	147	14,733,334	(147)
—Contribution to additional-paid in capital	—	—	—	—	—	1,404	—	1,404
—Cash dividends declared and paid ($0.06 per share) (Note 13)	—	—	—	—	—	—	(1,116)	(1,116)

Comprehensive income	$76

BALANCE, December 31, 2002	—	18,416,667	$184	—	$—	$22,583	$715	$23,482
—Net income	9,489	—	—	—	—	—	9,489	9,489
—Contribution to additional-paid in capital	—	—	—	—	—	1,470	—	1,470
—Issuance of common stock (par value $0.01, at $1.52)	—	9,208,333	92	—	—	13,908	—	14,000

Comprehensive income	$9,489

BALANCE, December 31, 2003	—	27,625,000	$276	—	$—	$37,961	$10,204	$48,441
—Net income	19,605	—	—	—	—	—	19,605	19,605
—Contribution to additional-paid in capital	—	—	—	—	—	764	—	764

Comprehensive income	$19,605

BALANCE, June 30, 2004	—	27,625,000	$276	—	$—	$38,725	$29,809	$68,810

BALANCE, December 31, 2002	—	18,416,667	$184	—	$—	$22,583	$715	$23,482
—Net income	2,963	—	—	—	—	—	2,963	2,963
—Contribution to additional-paid in capital	—	—	—	—	—	735	—	735
—Issuance of common stock (par value $0.01, at $1.52)	—	9,208,333	92	—	—	13,908	—	14,000

Comprehensive income	$2,963

BALANCE, June 30, 2003	—	27,625,000	$276	—	$—	$37,226	$3,678	$41,180

Schedule I—Condensed Financial Information of Diana Shipping Inc.
(Formerly Diana Shipping Investment Corp.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31 2001, 2002 AND 2003
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

(Expressed in thousands of U.S. Dollars)

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2001	2002	2003	2003	2004
Cash Flows from Operating Activities:
Net income (loss)	$(392)	$76	$9,489	$2,963	$19,605
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Undistributed earnings of subsidiaries	392	922	(9,549)	(3,021)	(19,770)
Increase (Decrease) in:
Intercompany account	—	—	7,514	820	19,041
Other current liabilities	—	118	(118)	(118)	100

Net Cash from Operating Activities	—	1,116	7,336	644	18,976

Cash Flows from Investing Activities:
Investment in subsidiaries	(1,363)	(1,404)	(20,089)	(12,491)	(7,761)

Net Cash used in Investing Activities	(1,363)	(1,404)	(20,089)	(12,491)	(7,761)

Cash Flows from Financing Activities:
Cash dividends	—	(1,116)	—	—	—
Contribution to additional paid-in capital	1,363	1,404	1,470	735	764
Issuance of common stock	—	—	14,000	14,000	—

Net Cash from Financing Activities	1,363	288	15,470	14,735	764

Net increase in cash and cash equivalents	—	—	2,717	2,888	11,979
Cash and cash equivalents at beginning of year/period	—	—	—	—	2,717

Cash and cash equivalents at end of year/period	$—	$—	$2,717	$2,888	$14,696

Schedule I—Condensed Financial Information of Diana Shipping Inc.
(Formerly Diana Shipping Investment Corp.)

        In the Parent Company only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company, during the years ended December 31, 2001, 2002 and 2003 and the six-month periods ended June 30, 2003 and 2004, received cash dividends of $0, $1,116, $0, $0 and $0, respectively. The Parent Company only financial statements should be read in conjunction with the Company's consolidated financial statements.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

12,375,000 Shares

Common Stock

PROSPECTUS

March     , 2005

Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.
UBS Investment Bank
Fortis Securities LLC

        Through and including         , 2005, which is the 25th day after the date of this prospectus, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        The bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

  (1)
  all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant (the "Companies Acts"); and

  (2)
  all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

        Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

        Indemnification of directors and officers.

  (1)
  Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

  (2)
  Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  (3)
  When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  (4)
  Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

  (5)
  Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  (6)
  Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.    Recent Sales of Unregistered Securities.

        Not applicable.

Item 8.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of the Company
3.2	Amended and Restated Bylaws of the Company
4	Form of Share Certificate of the Company*
5	Opinion of Seward & Kissel LLP, United States and Marshall Islands Counsel to the Company, as to the validity of the Shares
8	Opinion of Seward & Kissel LLP, United States Counsel to the Company, with respect to certain tax matters
10.1	Form of Stockholders' Rights Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of 2005 Stock Incentive Plan
10.4	Form of Technical Manager Purchase Option Agreement
10.5	Form of Management Agreement*
10.6	Loan agreement, dated February 18, 2005, between the Company and the Royal Bank of Scotland

21	Subsidiaries of the Company
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5 and Exhibit 8)
23.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.
23.3	Consent of Drewry Shipping Consultants Limited
24	Powers of Attorney*

*
To be filed.

Item 9.    Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To provide to the underwriters at the closing specified in the underwriting agreement shares certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (2)
  That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (3)
  That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4)
  That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-l and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece on February 28, 2005.

DIANA SHIPPING INC.
By:	/s/ SIMEON P. PALIOS Name: Simeon P. Palios Title: Chief Executive Officer, Chairman of the Board

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Anastassis Margaronis, Ioannis Zafirakis, Gary J. Wolfe, and Robert E. Lustrin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on February 28, 2005 in the capacities indicated.

Signature	Title

/s/ SIMEON P. PALIOS Simeon P. Palios	Director, Chief Executive Officer and Chairman of the Board
/s/ ANASTASSIS MARGARONIS Anastassis Margaronis	Director and President
/s/ IOANNIS ZAFIRAKIS Ioannis Zafirakis	Director, Vice President and Secretary
/s/ KONSTANTINOS KOUTSOMITOPOULOS Konstantinos Koutsomitopoulos	Chief Financial Officer and Treasurer
/s/ EVANGELOS MONASTIRIOTIS Evangelos Monastiriotis	Chief Accounting Officer
/s/ PUGLISI & ASSOCIATES Puglisi & Associates	Authorized Representative in the United States

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GLOSSARY OF SHIPPING TERMS
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DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2002 AND 2003 JUNE 30, 2003 AND 2004
DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (Expressed in thousands of U.S. Dollars — except share and per share data)
DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (Expressed in thousands of U.S. Dollars)
DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 AND JUNE 30, 2003 AND 2004 (Expressed in thousands of United States Dollars— except share and per share data, unless otherwise stated)
DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2004 (UNAUDITED) AND DECEMBER 31, 2003 (Expressed in thousands of U.S. Dollars—except share and per share data)
DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) CONSOLIDATED UNAUDITED STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2004
DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2004
DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2004
DIANA SHIPPING INC. (Formerly Diana Shipping Investment Corp.) NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2004 (Expressed in thousands of United States Dollars— except share and per share data, unless otherwise stated)
Schedule I—Condensed Financial Information of Diana Shipping Inc. (Formerly Diana Shipping Investment Corp.) BALANCE SHEETS DECEMBER 31 2002 AND 2003 JUNE 30, 2003 AND 2004 (Expressed in thousands of U.S. Dollars—except share and per share data)
Schedule I—Condensed Financial Information of Diana Shipping Inc. (Formerly Diana Shipping Investment Corp.) STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (Expressed in thousands of U.S. Dollars—except share and per share data)
Schedule I—Condensed Financial Information of Diana Shipping Inc. (Formerly Diana Shipping Investment Corp.)
STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31 2001, 2002 AND 2003 FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (Expressed in thousands of U.S. Dollars — except share and per share data)
Schedule I—Condensed Financial Information of Diana Shipping Inc. (Formerly Diana Shipping Investment Corp.)
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 2001, 2002 AND 2003 FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (Expressed in thousands of U.S. Dollars)
Schedule I—Condensed Financial Information of Diana Shipping Inc. (Formerly Diana Shipping Investment Corp.)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES